SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o              No ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2015 and for the six-month periods ended December 31, 2015 and 2014 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements
as of December 31, 2015 and for the six-month periods
ended December 31, 2015 and 2014

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°.: 73, beginning on July 1st, 2015.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: March 15, 2013.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up (in millions of Ps.): 579.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Interest of the Parent Company on the capital stock: 366,788,251 common shares.

Percentage of votes of the Parent Company on the shareholders’ equity: 63.8%.

Type of stock	CAPITAL STATUS
	Authorized for Public Offer of Shares (*)	Subscribed, Issued and Paid up (in millions of Pesos)
Common stock with a face value of Ps. 1 per share and entitled to 1 vote each	578,676,460	579

(*) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Index

Glossary
Unaudited Condensed Interim Consolidated Statements of Financial Position	1
Unaudited Condensed Interim Consolidated Statements of Income	2
Unaudited Condensed Interim Consolidated Statements of Comprehensive Income	3
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	4-5
Unaudited Condensed Interim Consolidated Statements of Cash Flows	6
Notes to the Unaudited Condensed Interim Consolidated Financial Statements	7-81
Note 1 – The Group’s business and general information	7
Note 2 – Summary of significant accounting policies	10
Note 3 – Seasonal effects on operations	18
Note 4 – Acquisitions and dispositions	18-22
Note 5 – Financial risk management and fair value estimates	22-26
Note 6 – Segment information	27-36
Note 7 – Information about the main subsidiaries	37-38
Note 8 – Investments in associates and joint ventures	38-42
Note 9 – Financial assets held for sale – CLAL, among others	42-43
Note 10 – Investment properties	44-45
Note 11 – Property, plant and equipment	46
Note 12 – Trading properties	47
Note 13 – Intangible assets	48
Note 14 – Inventories	49
Note 15 – Financial instruments by category	49-53
Note 16 – Restricted assets	53
Note 17 – Trade and other receivables	54
Note 18 – Investments in financial assets	55
Note 19 – Derivative financial instruments	56
Note 20 – Cash flow information	57-58
Note 21 – Trade and other liabilities	59
Note 22 – Salaries and social security liabilities	60
Note 23 – Provisions	60-62
Note 24 – Borrowings	63-67
Note 25 – Taxes	68
Note 26 – Shareholders’ Equity	69
Note 27 – Revenues	70
Note 28 – Costs	70
Note 29 – Expenses by nature	70-72
Note 30 – Employee costs	73
Note 31 – Other operating results, net	73
Note 32 – Financial results, net	73
Note 33 – Employee benefits	74
Note 34 – Related parties transactions	75
Note 35 – Leases	79-80
Note 36 – Fiscal Year 2015 20-F Annual Report	80
Note 37 – Subsequent Events	80

Review report on the Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Interim Separate Financial Statements
Review report on the Unaudited Condensed Separate Financial Statements
Business Summary

Glossary

The followings are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
Adama	Adama Agricultural Solutions Ltd.
BACS	Banco de Crédito y Securitización S.A.
Bartan	Bartan Holdings and Investments Ltd.
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BMBY	Buy Me Buy You
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
EHSA	Entertainment Holdings S.A.
ERSA	Emprendimiento Recoleta S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2015
ETH	C.A.A. Extra Holdings Ltd.
FPC	Collective Promotion Funds
IDB Tourism	IDB Tourism (2009) Ltd
IDBD	IDB Development Corporation Ltd.
IDBGI	IDB Group Investment Inc.
IDBH	IDB Holdings Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IFRS	International Financial Reporting Standards
Indarsa	Inversora Dársena Norte S.A.
CPI	Consumer Price Index
IRSA, the Company or Us	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Koor	Koor Industries Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
NPSF	Nuevo Puerto Santa Fe S.A.
NYSE	New York Stock Exchange
PAMSA	Panamerican Mall S.A.
PBC	Property & Building Corporation Ltd.
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Rigby	Rigby 183 LLC
Shufersal	Shufersal Ltd.
SRA	Sociedad Rural Argentina
Tarshop	Tarshop S.A.
TASE	Tel Aviv Stock Exchange

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position

as of December 31, 2015 and June 30, 2015

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.15	06.30.15
ASSETS
Non- Current Assets
Investment properties	10	42,798	3,490
Property, plant and equipment	11	18,997	243
Trading properties	12	1,295	128
Intangible assets	13	5,644	127
Investments in associates and joint ventures	8	14,628	3,173
Deferred income tax assets	25	344	53
Income tax and minimum presumed income tax ("MPIT") credit		106	109
Trade and other receivables	17	3,183	115
Employee benefits	33	3	-
Investments in financial assets	18	1,863	703
Derivative financial instruments	19	7	206
Total Non-Current Assets		88,868	8,347
Current Assets
Trading properties	12	2,211	3
Inventories	14	2,515	23
Restricted assets	16	342	9
Income tax and minimum presumed income tax ("MPIT") credit		485	19
Financial assets held for sale	9	5,043	-
Trade and other receivables	17	12,043	1,143
Investments in financial assets	18	9,322	295
Derivative financial instruments	19	59	29
Cash and cash equivalents	20	13,032	375
Total Current Assets		45,052	1,896
TOTAL ASSETS		133,920	10,243
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		575	574
Treasury stock		4	5
Inflation adjustment of share capital and treasury stock		123	123
Share premium		793	793
Additional paid-in capital from treasury stock		13	7
Legal reserve		117	117
Special reserve		4	4
Other reserves		760	330
Retained earnings		(486)	521
Total capital and reserves attributable to equity holders of the parent		1,903	2,474
Non-controlling interest		3,846	396
TOTAL SHAREHOLDERS’ EQUITY		5,749	2,870
LIABILITIES
Non-Current Liabilities
Trade and other payables	21	841	255
Borrowings	24	82,423	3,736
Derivative financial instruments	19	67	264
Deferred income tax liabilities	25	5,396	51
Employee benefits	33	556	-
Salaries and social security liabilities	22	3	2
Provisions	23	1,416	374
Total Non-Current Liabilities		90,702	4,682
Current Liabilities
Trade and other payables	21	18,072	896
Borrowings	24	16,866	1,248
Derivative financial instruments	19	86	237
Salaries and social security liabilities	22	1,191	123
Provisions	23	718	52
Income tax and minimum presumed income tax ("MPIT") liabilities		536	135
Total Current Liabilities		37,469	2,691
TOTAL LIABILITIES		128,171	7,373
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		133,920	10,243

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income

     for the six and three-month periods beginning on July 1 and October 1, 2015 and 2014 and ended December 31, 2015 and 2014

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.15	12.31.14	12.31.15	12.31.14
Income from sales, rents and services	27	1,570	1,259	856	670
Income from expenses and collective promotion fund (“FPC”)	27	594	439	339	238
Costs	28	(972)	(735)	(537)	(382)
Gross Profit		1,192	963	658	526
Gain from disposal of investment properties	10	1,029	801	639	484
General and administrative expenses	29	(273)	(162)	(142)	(83)
Selling expenses	29	(120)	(84)	(65)	(47)
Other operating results, net	31	120	68	133	65
Profit from operations		1,948	1,586	1,223	945
Share of loss of associates and joint ventures	8	(398)	(681)	93	(569)
Profit before financial results and income tax		1,550	905	1,316	376
Finance income	32	374	48	328	25
Finance costs	32	(2,138)	(535)	(1,804)	(208)
Other financial results	32	(460)	8	(312)	(79)
Financial results, net	32	(2,224)	(479)	(1,788)	(262)
(Loss) / Profit before income tax		(674)	426	(472)	114
Income tax	25	(236)	(379)	(124)	(203)
(Loss) / Profit for the period		(910)	47	(596)	(89)

Attributable to:
Equity holders of the parent		(487)	5	(213)	2
Non-controlling interest		(423)	42	(383)	(91)

(Loss) / Profit per share attributable to equity holders of the parent during the period:
Basic		(0.847)	0.008	(0.367)	0.002
Diluted		(0.847)	0.008	(0.367)	0.002

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income

     for the six and three-month periods beginning on July 1 and October 1, 2015 and 2014 and ended December 31, 2015 and 2014

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Six months		Three months
	12.31.15	12.31.14	12.31.15	12.31.14
(Loss) / Profit for the period	(910)	47	(596)	(89)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(1,873)	(352)	(1,874)	(379)
Currency translation adjustment associates	3,749	216	3,714	198
Other comprehensive income / (loss) for the period (i)	1,876	(136)	1,840	(181)
Total comprehensive income / (loss) for the period	966	(89)	1,244	(270)

Attributable to:
Equity holders of the parent	(283)	(147)	(45)	(187)
Non-controlling interest	1,249	58	1,289	(83)

(i)   Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

for the six-month periods ended December 31, 2015 and 2014

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury stock	Inflation adjustment of share capital and treasury stock (2)	Share premium	Additional paid-in capital from treasury stock	Legal reserve	Special reserve (1)	Other reserves (Note 26)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders´ equity
Balance at July 1st, 2015	574	5	123	793	7	117	4	330	521	2,474	396	2,870
Loss for the period	-	-	-	-	-	-	-	-	(487)	(487)	(423)	(910)
Other comprehensive income for the period	-	-	-	-	-	-	-	204	-	204	1,672	1,876
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	204	(487)	(283)	1,249	966
Appropriation of retained earnings approved by Shareholders’ meeting held 11.26.15	-	-	-	-	-	-	-	520	(520)	-	-	-
Reserve for share-based compensation (Note 33)	1	(1)	-	-	6	-	-	4	-	10	-	10
Tender offer to non-controlling shareholders	-	-	-	-	-	-	-	(190)	-	(190)	4	(186)
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	-	(144)	-	(144)	-	(144)
Incorporation for business combination	-	-	-	-	-	-	-	-	-	-	2,235	2,235
Capital reduction	-	-	-	-	-	-	-	-	-	-	(4)	(4)
Changes in non-controlling interest	-	-	-	-	-	-	-	36	-	36	(17)	19
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(17)	(17)
Balance at December 31, 2015	575	4	123	793	13	117	4	760	(486)	1,903	3,846	5,749

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

(1)  Related to CNV General Resolution N° 609/12. See Note 26.

(2)  Includes Ps. 1 of Inflation adjustment treasury stock. See Note 26.

Alejandro G. Elsztain Vice President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

for the six-month periods ended December 31, 2015 and 2014

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury stock	Inflation adjustment of share capital and treasury stock (2)	Share premium	Legal reserve	Special reserve (1)	Other reserves (Note 26)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders´ equity
Balance at July 1st, 2014	574	5	123	793	117	375	806	(785)	2,008	548	2,556
Profit for the period	-	-	-	-	-	-	-	5	5	42	47
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	(152)	-	(152)	16	(136)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	(152)	5	(147)	58	(89)
Appropriation of retained earnings approved by Shareholders’ meeting held 11.14.14	-	-	-	-	-	(371)	(414)	785	-	-	-
Reserve for share-based compensation (Note 33)	-	-	-	-	-	-	2	-	2	-	2
Capital reduction	-	-	-	-	-	-	-	-	-	(228)	(228)
Changes in non-controlling interest	-	-	-	-	-	-	17	-	17	(22)	(5)
Reimbursement of expired dividends	-	-	-	-	-	-	-	1	1	-	1
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	(10)	(10)
Balance at December 31, 2014	574	5	123	793	117	4	259	6	1,881	346	2,227

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

(1)  Related to CNV General Resolution N° 609/12. See Note 26.

(2)  Includes Ps. 1 of Inflation adjustment treasury stock. See Note 26.

Alejandro G. Elsztain Vice President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Cash Flows

for the six-month periods ended December 31, 2015 and 2014

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.15	12.31.14
Operating activities:
Cash generated by operations before income tax paid	20	1,095	627
Income tax and Minimum Presumed Income tax paid		(495)	(166)
Net cash generated by operating activities		600	461
Investing activities:
Capital contributions in associates and joint ventures	8	(45)	(33)
Purchases of associates and joint ventures	8	-	(279)
Purchases of investment properties	10	(102)	(302)
Proceeds from sale of investment properties		1,073	2,046
Proceeds from disposal of trading properties		1	-
Purchases of property, plant and equipment	11	(10)	(20)
Purchases of intangible assets	13	-	(4)
Acquisition of trading properties		(1)	-
Purchase of investments in financial assets		(3,461)	(1,520)
Proceeds from sale of investments in financial assets		2,404	957
Advanced payments		(25)	-
Proceeds from sale of equity interest in associates and joint ventures		11	19
Interest received from financial assets		3	3
Loans granted to associates and joint ventures		(1,349)	-
Dividends received		-	8
Net cash (used in) / generated by investing activities		(1,501)	875
Financing activities:
Proceeds from borrowings		402	428
Payments of borrowings		(435)	(724)
Payment of non-convertible notes		(96)	-
Payment of financial leasing		-	(1)
Dividends paid		-	(55)
Issuance of non-convertible notes		407	-
Acquisition of non-controlling interest in subsidiaries		-	(5)
Capital contribution of non-controlling interest		(1)	-
Changes in non-controlling interest		62	-
Dividends paid to non-controlling interest		(59)	-
Interest paid		(334)	(281)
Loans from associates and joint ventures, net		-	22
Distribution of capital of non-controlling interest in subsidiaries		-	(228)
Payment of seller financing of shares		-	(106)
Payments related to derivative financial instruments		(25)	(17)
Repurchase of non-convertible notes		(135)	-
Reissuance of non-convertible notes		6	-
Proceeds from derivative financial instruments		903	-
Net cash generated by / (used in) financing activities		695	(967)
Net (Decrease) / Increase in cash and cash equivalents		(206)	369
Cash and cash equivalents at beginning of year	20	375	610
Cash incorporated by business combination		9,193	-
Foreign exchange gain / (loss) on cash and cash equivalents		3,670	(162)
Cash and cash equivalents at end of period		13,032	817

 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.                 The Group’s business and general information

IRSA was founded in 1943, and is engaged in a diversified range of real estate activities in Argentina since 1991.

IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

Cresud is our ultimate parent company and is a corporation incorporated and domiciled in Argentina. The address of its registered office is 877 Moreno St., Floor 23, Autonomous City of Buenos Aires, Argentina.

These Financial Statements have been approved for issue by the Board of Directors on February 11, 2016.

As of the date of these financial statement, the Group has established two Operations Centers to manage its global business, mainly through the following companies (see Note 6).

(i)    Remains in current assets, as financial assets held for sale (see Note 9).

(ii)   Corresponds to Group’s associates, which are hence excluded from consolidation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.                The Group’s business and general information (Continued)

Operations Center in Argentina

The activities of the operations center in Argentina are mainly developed through IRSA and its principally subsidiary, IRSA CP. Through IRSA and IRSA CP, the Group owns, manages and develops shopping centers across Argentina, a portfolio of office and other rental properties in the Autonomous City of Buenos Aires, and it entered the United States of America (“USA”) real estate market in 2009, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA or IRSA CP, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these Financial Statements to denote investment, development and/or trading properties activities. IRSA’s shares are listed and traded on both the BASE and the NYSE.

The activities of the Group’s segment “financial operations and others” is carried out mainly through BHSA, where we have a 29.94% interest (without considering treasury shares of our own). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA's shares are listed on the BASE. Besides that, the Group has a 42.99% indirect equity interest in Tarshop, which main activities are credit card and loan origination transactions.

Operations Center in Israel

During the fiscal year ended June 30, 2014, the Group made an investment in the Israeli market, through DFL and DN B.V., in IDBD (an Israeli Company), with of an initial interest of 26.65%. IDBD is one of the Israeli largest and most diversified conglomerates, which is involved, through its subsidiaries and other investments, in several markets and industries, including real estate, retail, agribusiness, insurance, telecommunications, etc.; controlling or participating in companies such as: Clal (Insurance Company), Cellcom (Mobile phone services), Adama (Agrochemicals), Shufersal (supermarket), PBC (Real Estate), among others. IDBD is listed in TASE since May, 2014.

On October 11, 2015, the Group gain effective control over IDBD (see Note 4), thus adding material assets in several industries and liabilities related to loans granted to IDBD and its subsidiaries.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.                 The Group’s business and general information (Continued)

Following the reduction of ETH’s equity interest in IDBD to less than 26.65% in February 2015 and the completion of BMBY’s process whereby Extra sold its equity interest, IDBD’s creditors saw an opportunity to call for the immediate payment of financial liabilities. IDBD is negotiating with the creditors certain amendments to the covenants in their loan agreements that will be enforced during the quarter ending March 31, 2016. If IDBD fails to reach an agreement with its creditors under favorable terms, the preexisting restrictions and covenants may remain in force and may not be fulfilled under the prevailing circumstances.

As a holding company, IDBD’s main sources of funds derive from the dividends distributed by its subsidiaries, which have experienced a reduction in recent years. Yet, there are restrictions as to the payment of dividends based on the indebtedness level in some subsidiaries.  IDBD has projected future cash flows; however, such cash flows are not deemed sufficient to settle its liabilities and other commitments. IDBD expects to receive capital contributions from Dolphin to honor its financial commitments if so required and subject to Dolphin’s acceptance. However, the Group has not undertaken to provide further financing to the subsidiary or to complete any divestiture, including the sale of Clal. IDBD could also secure additional financing through the private or public issuance of equity securities and additional divestitures.

On December, 2013, was published in the Official Gazette of Israel the Promotion of Competition and Reduction of Concentration Law, 5774-2013 (‘the Concentration Law’) which has material implications for IDBD and its investments, including the disposal of the controlling interest in Clal. The shares representing the controlling interest in Clal have been deposited with a trust fund designated by the Capital Markets, Insurance and Savings Commission, which is dependent on the Ministry of Finance of Israel. This Commission also set a deadline by which the sale of the controlling interest should be complete. According to the framework established by the governmental authorities, IDBD should have executed an agreement for the sale of the interest in Clal by January 7, 2016 in order for the buyer to be able to secure all required regulatory approvals by June 30, 2016. Despite the fact that IDBD had received several non-binding offers to buy its controlling interest in Clal, such offers did not succeed for reasons beyond IDBD’s control, and the regulatory entity established an arrangement to complete the sale of Clal, as described in detail in Note 9. According to certain terms and covenants governing the above mentioned financial debt, there are also restrictions on the sale of material subsidiaries requiring the financial entities’ approval, and the regulatory entity’s requirement of selling the equity interest in Clal is also subject to IDBD’s current renegotiations with its creditors.

            The Group is also negotiating with IDBD’s non-controlling shareholders their assumed commitments to repurchase IDBD’s shares of stock at a pre-established price and within a defined term (see Note 4).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.                 The Group’s business and general information (Continued)

All factors mentioned above, mainly (i) IDBD’s current financial position and need of financing to honor its financial debt and other commitments, (ii) the renegotiation underway with financial creditors, and (iii) the term set by Israel’s governmental authorities to sell the equity interest in Clal and the potential effects of such sale, in particular, on its market value, raise significant uncertainties as to IDBD’s capacity to continue as a going-concern. These financial statements do not include the adjustments or reclassifications related to the valuation of IDBD’s assets and liabilities that would be required if IDBD were not able to continue as a going-concern.

The Group is and will continue working to address the uncertainties described above.

The Group

The financial position of IDBD and its subsidiaries at the operations center in Israel does not affect the financial position of IRSA and its subsidiaries at the operations center in Argentina.

IRSA and its subsidiaries are not facing financial constraints and are compliant with their financial commitments. In addition, the commitments and other covenants resulting from the loan granted to IDBD do not have impact on IRSA since such loan has no recourse against IRSA and it is not secured by IRSA’s assets.

There are no significant uncertainties as to the capacity of the Group, as a whole, to operate as a going-concern, with such uncertainties being limited to the operations in Israel.

2.                 Summary of significant accounting policies

2.1.             Basis of preparation of the Financial Statements

These Financial Statements have been prepared in accordance with IAS 34 "Interim Financial Reporting", therefore, should be read together with the Annual Financial Statements of the Group as of June 30, 2015 prepared in accordance with IFRS in force. Furthermore, these Financial Statements include supplementary information required by Law N° 19,550 and/or regulations of the CNV. Such information is included in notes to these Financial Statements according to IFRS.

These Financial Statements corresponding to the six-month periods ended December 31, 2015 and 2014 have not been audited. The management believes they include all necessary adjustments to fairly present the results of each period. The Company’s six-month periods ended December 31, 2015 and 2014 results do not necessarily reflect the proportion of the Group’s full-year results.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.                Summary of significant accounting policies (Continued)

On October 11, 2015, the Group took over IDBD. IDBD’s fiscal year ends on December 31 each year and the Company’s fiscal year ends on June 30. IDBD’s quarterly and annual reporting follows the guidelines of Israeli standards, which means that the information is only available after the applicable statutory terms in Argentina. Therefore, the Company will not be able to include IDBD’s quarterly results in its financial statements as of December 31, 2015 to be filed with the CNV. The Company will consolidate IDBD’s results of operations with a three-month lag, adjusted for the effects of material transactions that may have taken place during the reported period. Hence, IDBD’s results of operations for the period beginning on October 11, 2015 (the acquisition date) through December 31, 2015 will be included in the Group’s interim statement of comprehensive income for the nine-month period ending March 31, 2016, except for such material transactions that could have been substantially affected. The Company expects IDBD’s results for subsequent periods to become available with a similar lag.

IDBD’s information disclosed in these financial statements is as at the takeover date, and is preliminary and subject to potential measurement adjustments, as explained in Note 4. The Group expects the business combination to be fully booked in its financial statements as of June 30, 2016.

Given the materiality of IDBD’s assets and liabilities incorporated, the Group had to change the format of its financial statements for the ease of reading and analysis. The most significant change is in line with the new organizational structure, which is split into two large operations centers in Argentina and Israel. In this regard, changes have been made to the notes, tables and exhibits and their respective order, classification and content in the financial statements, on a geographic basis and taking into consideration the significance of the Group’s global operations following IDBD’s consolidation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.        Summary of significant accounting policies (Continued)

2.2.          Scope of consolidation

In addition to the comments in Note 2.3 a) to the Annual Financial Statements, below are the consolidation bases that were followed to consolidate IDBD from October 11, 2015.

The Group conducts its business through several operating and holding companies, the principal are listed below:

Operations Center in Argentina:

Name of the entity	Main activity	% of ownership interest held by the Group (5)	% of ownership interest held by the NCI
Direct interest of IRSA:
IRSA CP	Real estate	95.22%	4.78%
E-Commerce Latina S.A. (4)	Holding	100.00%	-
Efanur S.A.	Holding	100.00%	-
Hoteles Argentinos S.A.	Hotel	80.00%	20.00%
Inversora Bolívar S.A.	Holding	100.00%	-
Llao Llao Resorts S.A. (1)	Hotel	50.00%	50.00%
Nuevas Fronteras S.A.	Hotel	76.34%	23.66%
Palermo Invest S.A.	Holding	100.00%	-
Ritelco S.A.	Holding	100.00%	-
Tyrus S.A.	Holding	100.00%	-
Interest indirectly held through IRSA CP:
Arcos del Gourmet S.A.	Real estate	90.00%	10.00%
Emprendimiento Recoleta S.A.	Real estate	53.68%	46.32%
Fibesa S.A.	Real estate	100.00%	-
Panamerican Mall S.A.	Real estate	80.00%	20.00%
Shopping Neuquén S.A.	Real estate	99.56%	0.44%
Torodur S.A.	Holding	100.00%	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.                Summary of significant accounting policies (Continued)

Name of the entity	Main activity	% of ownership interest held by the Group (5)	% of ownership interest held by the NCI
Interest indirectly held through Tyrus S.A.:
Dolphin Fund Ltd. (2) (3)	Holding	91.57%	8.43%
I Madison LLC	Holding	100.00%	-
IRSA Development LP	Holding	100.00%	-
IRSA International LLC	Holding	100.00%	-
Jiwin S.A.	Holding	100.00%	-
Liveck S.A.	Holding	100.00%	-
Real Estate Investment Group LP (“REIG”)	Holding	64.01%	35.99%
Real Estate Investment Group II LP	Holding	80.54%	19.46%
Real Estate Investment Group III LP (3)	Holding	81.19%	18.81%
Real Estate Investment Group IV LP	Holding	100.00%	-
Real Estate Investment Group V LP	Holding	100.00%	-
Real Estate Strategies LLC	Holding	100.00%	-
Interest indirectly held through Efanur S.A.:
Real Estate Strategies LP	Holding	66.83%	33.17%
Interest indirectly held through Dolphin Fund Ltd.
IDB Development Corporation Ltd.	Holding	49.00%	51.00%

Operations Center in Israel:

Name of the entity	Main activity	% of ownership interest held by the Group (5)	% of ownership interest held by the NCI
Interest indirectly held through IDBD:
Discount Investment Corporation Ltd.	Holding	73.92%	26.08%
Clal Holdings Insurance Enterprises Ltd.(7)	Insurance and pension company	54.97%	45.03%
IDB Tourism (2009) Ltd.	Holding company in the tourism services sector	100.00%	-
IDB Group Investment Inc.	Holding	50.00%	50.00%

Interest indirectly held through Discount Investment Corporation Ltd:
Property & Building Corporation Ltd.	Real estate	76.46%	23.54%
Gav Yam Land Ltd.	Real estate	69.07%	30.93%
Israel Property Rental Corporation Ltd. (ISPRO)	Real estate	100.00%	-
MATAM - Haifa Science Industries Center	Real estate	50.10%	49.90%
Neveh-Gad Building & Development Ltd.	Real estate	100.00%	-
Hadarim Properties Ltd.	Real estate	100.00%	-
PBC USA Investment Inc.	Real estate	100.00%	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.              Summary of significant accounting policies (Continued)

Name of the entity	Main activity	% of ownership interest held by the Group (5)	% of ownership interest held by the NCI
Interest indirectly held through Discount Investment Corporation Ltd (Continued):
Shufersal Ltd.	Supermarket	45.49%	54.51%
Shufersal Real Estate Ltd.	Supermarket	100.00%	-
Koor Industries Ltd.(6)	Holding company in the agrochemical sector	100.00%	-
Cellcom Israel Ltd. (8)	Communication services	41.78%	58.22%
Netvision Ltd.	Communication services	100.00%	-
Elron Electronic Industries Ltd.	Technology development – Holding	50.32%	49.68%
Bartan Holdings and Investments Ltd.	Holding	55.68%	44.32%
Epsilon Investment House Ltd.	Holding	68.75%	31.25%

(1)   The Group has consolidated the investment in Llao Llao Resorts S.A. considering its equity interest and a shareholder agreement that confers it majority of votes in the decision making process.

(2)   The Group has consolidated its indirect interest in DFL considering its exposure to variable returns coming from its investment in DFL and the nature of the relationship between the Group and the shareholders with right to vote of DFL.

(3)   Includes interest indirectly held through Ritelco S.A.

(4)   Includes interest indirectly held through Tyrus S.A.

(5)   Correspond to interest directly held in each company.

(6)   Owns a 40% equity interest of Adama.

(7)   It has been valued as financial asset held for sale.

(8)   The Group has consolidated the interest in Cellcom taking into consideration its equity interest and decision-making power given the fact that the remaining interests are too disperse.

Summarized financial information on principal subsidiaries with material controlling interests and other information are included in note 7.

2.3             Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements under IFRS as described in Note 2 to the Annual Financial Statements, except for the new accounting policies adopted following IDBD’s consolidation.

The principal accounting policies applied for the first time for the three-month period ended December 31, 2015 associated to equity balances are as follows:

2.3.1     Non-recourse loan

IDBD has a non-recourse loan, which was split into two components on the basis of an independent appraiser’s report.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.                 Summary of significant accounting policies (Continued)

The commitment to transfer shares represents the main contract and was initially recognized at fair value and, later, at its depreciated cost. The derivative embedded represents a call option and is computed taking into account future payments of interest on the loan.

The main contract and the embedded derivative ("non-recourse loan") are disclosed net in loans.

2.3.2     Irrevocable right of use of the capacity of underground communication lines

Transactions carried out to acquire an irrevocable right of use of the capacity of underground communication lines are accounted for as service contracts. The amount paid for the rights of use of the communication lines is recognized as “Prepaid expenses” under trade and other receivables, and is amortized over a straight-line basis during the period set forth in the contract (including the option term), which is the estimated useful life of such capacity.

2.3.3     Inventories

Inventories are measured at the lower of cost and net realizable value.

The cost of inventory includes expenses incurred in buying and taking the inventory to its existing location and condition. The cost of inventory of mobile phones and their related accessories and spare parts is calculated on the basis of the moving average, with the cost of other inventory being calculated on a FIFO basis.

Net realizable value is the estimated selling price in the ordinary course of business less selling expenses. It is determined on an ongoing basis, taking into account the product type and aging, based on the accumulated prior experience with the useful life of the product. The Group periodically reviews the inventory and its aging and books an allowance for impairment, as necessary.

2.3.4     Property, plant and equipment

The Group, through its Operations Center in Israel, holds hotels that have been reported under “Investment properties” since, unlike the hotels in the Operations Center in Argentina, it does not have a significant exposure to changes in operating cash flows of such hotels.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.                  Summary of significant accounting policies (Continued)

2.3.5    Employee benefits

Defined contribution plans

A defined contribution plan is a retirement benefit whereby IDBD makes fixed contributions to a separate entity, without the legal or implicit obligation to pay additional amounts. The Group’s obligation to make contributions to defined contribution plans is recognized as expense when the obligation arises.

Defined benefit plans

IDBD’s net obligation concerning defined benefit plans is calculated on an individual basis for each plan, estimating the future benefits employees have gained in exchange for their services in the current and prior periods. The benefit is disclosed at its present value, net of the fair value of the plan assets. Calculations are made on an annual basis by a qualified actuary.

Other long-term employee benefits

The Group’s net obligation concerning employee long-term benefits, other than retirement plans, is the amount of the future benefits employees have gained in exchange for their services in the current and prior periods. These benefits are discounted at their present values.

2.3.6     Provisions

Guarantees

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historic data of the warranties granted and all potential results are weighted against associated probabilities.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits are lower than the costs of complying with contract obligations. The provision is measured at the present value of the lower of expected cost of terminating the contract and the net expected cost of continuing the contract. Before recognizing a provision, the Group recognizes the impairment of the assets related to the mentioned contract.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.                Summary of significant accounting policies (Continued)

2.4              Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Annual Financial Statements, as describe in Note 5 to those Financial Statements, save for changes in accrued income tax, provision for legal claims, provision for Directors' fees, allowance for bad debts and accrued supplementary rental, and those incorporated by business combination with IDBD.

2.5             Comparability of information

Balance items as of June 30, 2015 and December 31, 2014 shown in these financial statements for comparative purposes arise from the Consolidated Financial Statements then ended.

As required by IFRS 3, the information of IDBD is included in the financial statements of the Group as from the acquisition date, and the prior periods are not modified by this situation. Therefore, the financial information consolidated for periods after the acquisition is not comparative with prior periods.

During the six-month period ended December 31, 2015, the Argentine Peso devalued against the US$ and other currencies by around 46%, which has an impact in comparative information presented in these Financial Statements, due mainly to the currency exposure of our income and costs from "offices and other properties" segment, and our assets and liabilities in foreign currency (mainly assets and liabilities of the Operations Center in Israel).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

3.                 Seasonal effects on operations

Operations Center in Argentina

The operations of the shopping centers are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping center operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period January through June.

Operations Center in Israel

The operations of the Shufersal supermarket chain are subject to fluctuations of quarterly sales and income due to the increase in activity during religious holidays in different quarters throughout the year. For instance, in Pesaj (Passover) between March and April, and the Jewish New Year, sometime between September and October each year.

The results of operations of Cellcom are also usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.                  Acquisition and dispositions

a)      Acquisition of control over IDBD

On May 7, 2014, a transaction was agreed whereby the Group, acting indirectly through Dolphin, acquired, jointly with E.T.H.M.B.M. Extra Holdings Ltd. (a non-related company incorporated under the laws of the State of Israel) controlled by Mordechay Ben Moshé, an aggregate number of 106.6 million common shares in IDBD representing 53.30% of its stock capital, under the scope of the debt restructuring of IDBH with its creditors (the "Arrangement"), the IDBD's parent company.

Under the terms of the agreement entered into between Dolphin and ETH, to which Dolphin and ETH agreed to (the "Shareholders' Agreement"), Dolphin acquired 50% interest in this investment, and ETH acquired the remaining 50%. The initial total investment amount was NIS 950 million, equivalent to approximately US$ 272 million at the exchange rate prevailing on that date.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

4.                  Acquisition and dispositions (Continued)

During year 2015 Dolphin continued investing in IDBD, therefore, as of December 31, 2015 IRSA's indirect equity interest in IDBD amounted to approximately 49%.

On May 28, 2015, ETH launched the BMBY mechanism provided in the Shareholders’ Agreement (clause which establishes that each party of the Shareholders' Agreement may offer to the counterparty to acquire (or sell, as the case may be), the shares it holds in IDBD at a fixed price). In addition, ETH further added that the purchaser thereunder required to assume all obligations of seller under the Arrangement.

On June 10 and 11, 2015, Dolphin gave notice to ETH of its intention to buy all the shares of IDBD held by ETH.

After certain aspects of the offer were resolved through an arbitration process brought by Dolphin and ETH in accordance with provisions on dispute resolution included in the Shareholders’ Agreement, on September 24, 2015, the competent arbitrator resolved that: (i) Dolphin and IFISA (related company to the Group) were entitled to act as buyers in the BMBY process, and ETH should sold IDBD shares held by it (92,665,925 shares) at a price of NIS 1.64 per share; (ii) The buyer must fulfilled all of the commitments included in the seller’s Arrangement, including the commitment to carry out Tender Offers where responsibility were borne by Dolphin; (iii) The buyer must pledged in favor of the Arrangement Trustees the shares that seller had pledged to them.

On October 11, 2015, the BMBY process concluded, and IFISA acquired all IDBD's shares of stock held by ETH. Consequently, the Shareholders' Agreement ceased and members of IDBD's Board of Directors representing ETH submitted their irrevocable resignation to the Board Dolphin is hence empowered to appoint the new members to the Board. Additionally, on the same date, Dolphin pledged additional shares as a performance bond for the Tender Offers, thereby increasing the number of pledged shares to 64,067,710. As a consequence, the Group gain control of IDBD and started to consolidate financial statements as from that date.

As of December 31, 2015, Dolphin held an aggregate number of 324,445,664 shares, 24,897,859 Series 4 warrants, 109,342,966 Series 5 warrants and 97,833,180 Series 6 warrants, accounting for a 49.0% share interest in IDBD. Additionally, on December 31, 2015, Dolphin held 498,140 shares of DIC and 83,023 Series 4, 5 and 6 warrants of DIC, accounting for a direct equity interest of 0.49% in DIC.

The Group is analyzing the allocation of the price paid across various net assets acquired by IDBD; therefore, the information presented below is preliminary.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

4.                 Acquisition and dispositions (Continued)

The following chart shows the consideration, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.

10.11.15
Fair value of the interest in IDBD’s equity held before the business combination and warrants	1,416
Total consideration	1,416

10.11.15
Fair value of identifiable assets and assumed liabilities:
Investment properties	28,821
Property, plant and equipment	13,734
Intangible assets	1,288
Investment in associates and joint ventures	9,043
Financial assets held for sale	4,475
Trading properties	2,437
Inventories	1,822
Income tax credits for the year	91
Trade and other receivables	9,546
Investments in financial assets	6,695
Restricted assets	250
Cash and cash equivalents	9,193
Deferred income tax	(3,597)
Provisions	(1,089)
Borrowings	(68,174)
Derivative financial instruments, net	280
Income tax expense	(316)
Employee benefits	(405)
Salaries and social security liabilities	(794)
Trade and other liabilities	(11,550)
Total net identifiable assets	1,750
Non-controlling interest	(2,235)
Goodwill not yet allocated	1,901
Total	1,416

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

4.                  Acquisition and dispositions (Continued)

The fair value of the investment property was assessed by a qualified independent appraiser. As of the acquisition date, the Group estimates that recognized assets are recoverable. The fair value of the non-controlling interest in IDBD, has been determined on a proportional basis to the fair value of net acquired assets.

Following the control of IDBD, the cumulative currency translation accumulated in shareholders’ equity from the interest held in IDBD before the business combination in the amount of Ps. 144 million were charged to income. This gain was disclosed under "Other operating results, net" line in the statement of income.

Disclosures required by IFRS 3 are not included since results are not consolidated.

b)      Tender Offers

As described in Note 3.1 to the Annual Financial Statements, Dolphin was required to carry out the first tranche of Tender Offers in December 2015. Before expiration of the first tranche of the Tender Offer, Dolphin and the Trustees of the Arrangement reached an interim agreement (the “Interim Arrangement”) that includes but is not limited to the following:

(i)       Postpone the date in which Dolphin would propose the first part of the Tender Offers until March 15, 2016, so that the execution of the Tender Offer would extend until March 31, 2016. Increase the first part of the Tender Offer by NIS 7 million, without changing the number of shares entitled to participate in the Tender Offer;

(ii)      Should IDBD carry out the issue of shares or convertible assets before March 15, 2016 (excluding the issuance of shares resulting from exercising already existing warrants) to any person other than Dolphin and/or any other company not entitled to take part as offeror in the Tender Offers, increase the first part of the Tender Offer by NIS 53 million (in addition to the NIS 7 million of section (i)), without changing the total number of shares to be purchased through the Tender Offer;

(iii)     Increase the collateral granted to the Trustees of the Arrangement to secure performance of the commitments assumed under the Tender Offers;

(iv)     The Interim Arrangement should be approved by the Shareholders’ Meeting, after which the parties would file a petition requesting that the appeal with the Supreme Court be dismissed without costs for the parties;

(v)      The Interim Arrangement would also be subject to the execution of the Subordinated Loan between Dolphin and IDBD (a subordinated and convertible loan granted to IDBD in the amount of NIS 210 million).

On December 6, 2015 the Interim Arrangement was approved and the appeal with the Supreme Court was dismissed without cost to the parties.

On December 1, 2015, Dolphin and IDBD suscribed into the Subordinated Loan.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

4.                  Acquisition and dispositions (Continued)

c)      Sale of properties in the Operations Center in Argentina

During the six-month period ended December 31, 2015, the Group has sold certain floors corresponding to Maipú 1300 Building, Intercontinental Plaza, all the floors corresponding to Dique IV and Isla Sirgadero.

All sales mentioned above led to a combined profit for the Group of Ps. 1,029, disclosed within the line “Gain from disposal of investment properties” in the statement of income.

5.         Financial risk management and fair value

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, indexing risk due to specific clauses and other price risk), credit risk, liquidity risk and capital risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

The general risk management policies of the Group are focused on the unpredictability of financial markets and seek both to minimize adverse potential effects on the financial performance of the Group and to manage and control the financial risks effectively. The Group uses financial instruments to hedge certain risk exposures when deemed appropriate based on its internal management risk policies, as explained below.

Given the diversity of sectors in the economy and industries, different regulatory and legal frameworks and the macroeconomic environment in each of its operations centers, the Group has decentralized the risk management policies geographically based on its two operations centers in order to identify and properly analyze the various types of risks to which each of the subsidiaries is exposed.

Below is a list of the main risk management policies of each of the operations centers:

5.1   Risk management in the operations center in Argentina:

These Financial Statements do not include all the information and disclosures on financial risk management in this operations center; therefore they should be read along with Note 4 to the Annual Financial Statements. There have been no changes in the risk management or risk management policies applied by the Group to the Operations Center in Argentina since year end.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

5.         Financial risk management and fair value (Continued)

5.2   Risk management in the operations center in Israel:

Given the diversity of sectors in the economy, industries, and risks, IDBD manages its exposure to key financial risks in accordance with a decentralized risk management policy for all its subsidiaries. Both IDBD as holding and each subsidiary are responsible for managing their own financial risks in accordance with agreed global guidelines. The Chief Financial Officers of each entity are responsible for managing the risk management policies and systems, the definition of hedging strategies, insofar as applicable and based on any restriction that may be apply as a result of financial debt, the supervision of its implementation and the answer to such restrictions. The management framework includes policies, procedures, limits and allowed types of derivative financial instruments.

This section provides a description of the principal risks and uncertainties related to the operations center in Israel that could have a material adverse effect on the IDBD’s strategy, performance, results of operations and financial condition. The risks and uncertainties facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence. The information corresponding to the sensitivity analysis of financial risks and its impact on operating income has not been included because the Group does not present IDBD income in this period.

(a)     Market risk management

            (i) Foreign currency risk

IDBD operates at an international level and is exposed to exchange rate risks. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency in which the transaction is conducted, mainly the US dollar.

Real estate, business and/or financial activities of IDBD subsidiaries in the operations center in Israel are developed in the functional currencies of the economies where they operate, in that they IDBD is not significantly exposed to foreign currency risk.

Net financial position exposure to the functional currencies is decentralized managed on a case-by-case basis, by entering into foreign currency derivative instruments and/or by borrowings in foreign currencies, as the case may be, or by other methods, considered adequate by the Management, according to circumstances.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

5.         Financial risk management and fair value (Continued)

            (ii) Risk of fluctuations of the CPI of Israel

IDBD has financial liabilities indexed by the Israeli CPI. As of the balance sheet date, 72% of financial debts arising from the center of operations in Israel was adjusted by the Israeli CPI.

Net financial position exposure to the Israeli CPI fluctuations is decentralized managed on a case-by-case basis, by entering into derivative financial instruments, as the case may be, or by other methods, considered adequate by the Management, according to circumstances.

            (iii) Interest rate risk

The IDBD’s interest rate risk principally arises from long-term borrowings (See Note 24). Borrowings issued at variable rate expose IDBD to cash flow interest rate risk, partially compensated by financial assets at floating interest rate. Borrowings issued at fixed rates expose IDBD to fair value interest rate risk.

IDBD manages the exposure to the interest rate risk on a dynamic basis. Various scenarios are simulated by IDBD, taking into consideration refinancing, renewal of existing positions, alternative financing sources or hedging instruments, maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. Exposure to interest rate risk is decentralized managed and these activities are evaluated regularly by Management to determine that IDBD is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowings covenants.

As of the date of these Financial Statements, the 96% of the Group’s long-term financial borrowings in this operations center are at fixed interest rate, therefore, IDBD is not significantly exposed to the interest rate fluctuation risk.

            (iv) Other price risk

IDBD is exposed to equity securities price risk or derivative financial instruments price risk because of investments held in entities that are publicly traded.

As indicated in Note 9, investment in Clal is classified on the statements of financial position at "fair value through profit or loss" and represents the most significant IDBD’s exposure to price risk. IDBD has not used hedging against these risks.

IDBD regularly reviews the prices evolution of these equity securities in order to identify significant movements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

5.         Financial risk management and fair value (Continued)

(b)     Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in a financial loss to IDBD. Credit risk is decentralized managed. Each entity is responsible for managing and analyzing the credit risk and limits have been established to ensure that IDBD deals only with approved counterparties and that counterparty concentration risk is addressed and the risk of loss is mitigated. Counterparty exposure is measured as the aggregate of all obligations of any single legal entity or economic entity to IDBD.

IDBD is subject to credit risk arising from deposits with banks and financial institutions, investments of surplus cash balances, the use of derivative financial instruments and from outstanding receivables

The IDBD’s policy is to manage credit exposure to deposits, short-term investments and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with IDBD are well known because of their experience in the market and high credit quality. IDBD places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the statements of financial position.

IDBD’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk and interest rate risk. IDBD generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to each counterparty. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty’s obligations exceed the obligations that IDBD has with that counterparty. The credit risk associated with derivative financial instruments is representing by the carrying value of the assets positions of these instruments.

The IDBD’s policy is to manage credit exposure to trade and other receivables within defined trading limits. All IDBD’s significant counterparties have internal trading limits.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

5.         Financial risk management and fair value (Continued)

Trade receivables from investment and development property activities are primarily derived from leases and services from shopping centers, office and other rental properties; receivables from the sale of trading properties and investment properties (primarily undeveloped land and non-retail rental properties). IDBD has a large customer base and is not dependent on any single customer.

There is not a high credit risk concentration in trade receivables from telecommunications and supermarket activity, as the business does not rely on few customers and most of the transactions are paid in cash or credit card.

(c)     Liquidity risk management

The most important risk in the operations center in Israel is the liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the IDBD’s cash flow and statements of financial position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, IDBD aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources.

IDBD monitors its current and projected financial position using several key internally generated reports: cash flow forecasts; debt maturity; and interest rate exposure. IDBD also undertakes sensitivity analysis to assess the impact of proposed transactions, movements in interest rates and changes in property values on the key profitability, liquidity and balance sheet ratios.

IDBD’s debt and derivative positions are continually reviewed to meet current and expected debt requirements. IDBD maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed in accordance with IDBD’s needs, by spreading the repayment dates and extending facilities, as appropriate.

Given the current financial debt conditions of the Operations Center in Israel, in particular in the holding company IDBD, the main source of funding has been capital contributions. See Note 24 that includes a description of commitments and restrictions related to loans and renegotiation processes under way.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.         Segment information

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the CODM. According to IFRS 8, the CODM represents a function whereby strategic decisions are made and resources are assigned. The CODM function is carried out by the President of the Group, Mr. Eduardo S. Elsztain. In addition, and due to the acquisition of IDBD, two responsibility levels have been established for resource allocation and assessment of results of the two operations centers, through executive committees in Argentina and Israel.

Following the control of IDBD, as from this quarter, the Group reports its financial and equity performance based on the new segment structure. Comparative information has been modified to reflect the new organization insofar as possible.

Segment information is now reported from two perspectives: geographic presence and products and services. From the geographic point of view, the Group has established two Operations Centers to manage its global interests: Argentina and Israel. Within each operations center, the Group considers separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks. Management believes the operating segment clustering in each operations center reflects similar economic characteristics in each region, as well as similar products and services offered, types of clients and regulatory environments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.         Segment information (Continued)

Below is the segment information prepared as follows:

•            Operations Center in Argentina:

Within this center, the Group operates in the following segments:

o   The “Shopping Centers” segment includes assets and operating results of the activity of shopping centers portfolio principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping centers of the Group.

o   The “Offices and others” segment includes assets and operating results from lease revenues of office and other rental space and other service revenues related to the office activities.

o   The “Sales and Development” segment includes assets and operating results of the sales of undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sale of real property intended for rent, sales of hotels and other properties included in the international segment.

o    The "Hotels" segment includes the operating results of hotels mainly comprised of room, catering and restaurant revenues.

o    The “International” segment includes assets and operating profit or loss from business related to associates Condor and Lipstick. Through these associates, the Group derives revenue from hotels and an office building in United States, respectively. Until September 30, 2014, this segment included revenue from a subsidiary that owned the building located at 183 Madison Ave in New York, United States, which was sold on September 29, 2014.  Additionally, until October 11, 2015, this international segment only included results from the investment in IDBD carried at fair value.

o    The “Financial operations and others” segment primarily includes the financial activities carried out by BHSA and Tarshop and other residual financial operations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.         Segment information (Continued)

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating income plus the equity in earnings of associates and joint ventures. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the consolidated financial statements, except for the following:

•          Operating results from joint ventures: Cyrsa S.A., NPSF, Puerto Retiro, Baicom Networks S.A. and Quality are evaluated by the CODM applying proportional consolidation method. Under this method the income/loss generated and assets, are reported in the income statement line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. Moreover, operating results of EHSA joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main asset consists of an indirect interest of 25% of LRSA.

•           Operating results from Shopping Centers and Offices segments does not include the amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) and so does it exclude total recovered costs, whether by way of building administration expenses or other concepts included under financial income (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

Information analyzed in relation to Group revenue and assets:

The assets’ categories examined by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, investment in associates and goodwill.  The sum of these assets, classified by business segment, is reported under “assets by segment”. Assets are allocated to each segment based on the operations and/or their physical location.

Within the operations center in Argentina, most revenue from its operating segments are derived from, and their assets are located in, Argentina, except for earnings of associates included in the “International” segment located in United States.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.         Segment information (Continued)

•            Operations center in Israel:

Within this center, the Group operates in the following segments:

o    The segment “Commercial Properties” includes mainly assets and operating income derived from business related to the subsidiary PBC. Through PBC, the Group operates rental properties and residential properties in Israel, United States and other parts of the world and carries out commercial projects in Las Vegas, United States.

o     The segment “Supermarkets” includes assets and operating income derived from the business related to the subsidiary Shufersal. Through Shufersal, the Group operates a supermarket chain in Israel.

o     The segment “Agrochemicals” includes income derived from the business related to the associate Adama. Adama is a company specialized in agrochemicals, particularly for the production of crops.

o     The segment “Telecommunications” includes assets and operating income derived from the business related to the subsidiary Cellcom. Cellcom is a provider of telecommunication services and its main activities include the provision of mobile phone services, fixed line phone services, data and Internet, among others.

o     The segment “Insurance” includes assets and operating income derived from the business related to Clal. This company is one of the most important insurance groups in Israel, and is mainly engaged in pension and social security insurance, among others.

o     All other segments include the assets and income derived from other diverse business activities which are not material, such as technological developments, tourism, gas and oil assets, electronics, and others.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating income plus the equity in earnings of associates and joint ventures. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the consolidated financial statements, except for the following:

•          Operating results of the associate Adama in the segment Agrochemical are evaluated applying proportional consolidation method. Under this method the income/loss generated and assets, are reported in the income statement line-by-line based on the percentage held in the associate rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.          Segment information (Continued)

•         Operating income of the Clal subsidiary in the Insurance segment are analyzed from a consolidated perspective. As indicated in Note 9, 51% of the controlling shares of Clal are held in trust following instructions from the Israel Securities Exchange Commission to comply with the sale of the majority stake in Clal. Under this method both income and assets are fully consolidated on a line-by-line basis, and not under one line as if it were a financial instrument reported at fair value, as required by the IFRSs under the current circumstances where control in not exercised.

As indicated under Note 2, the Group decided to consolidate income derived from its operations center in Israel with a three month lag, as adjusted for the effects of significant transactions; hence, operating results of IDBD for the period extending from October 11, 2015 (acquisition date) through December 31, 2015 will be included under interim comprehensive income of the Group for the nine month period to be ending on March 31, 2016. Therefore, segment information pertaining to operating income for the period extending from the acquisition date through December, 31 2015 has not been included.

Furthermore, comparative information has not been modified for as of that date the Group did not exercise control over IDBD. The assessment of this investment was part of the international segment of the operations center in Argentina.

Goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

As to those business segments where assets are reported under the proportional consolidation method, each reported asset includes the proportional share of the Group in the same class of assets of the associates and/or joint ventures. Only as an example, the amount of investment properties reported includes (i) the balance of investment properties as stated in the statement of financial position, plus (ii) the Group’s share in the balances of investment properties of associates and joint ventures.

Within the operations center in Israel, most revenue from its operating segments are derived from, and their assets are located in, Israel, except for part of earnings from the segment Commercial Properties, from activities outside Israel, mainly in United States.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.         Segment information (Continued)

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the period ended December 31, 2015:

	December 31, 2015
	Operations center in Argentina
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	1,193	145	5	244	-	-	1,587
Costs	(176)	(26)	(10)	(170)	-	-	(382)
Gross Profit / (Loss)	1,017	119	(5)	74	-	-	1,205
Gain from disposal of investment property	-	-	1,029	-	-	-	1,029
General and administrative expenses	(81)	(16)	(72)	(49)	(59)	-	(277)
Selling expenses	(64)	(18)	(10)	(29)	-	-	(121)
Other operating results, net	(18)	(1)	(5)	(1)	146	2	123
Profit / (Loss) from operations	854	84	937	(5)	87	2	1,959
Share of profit / (loss) of associates and joint ventures	-	8	6	-	(579)	161	(404)
Segment Profit / (Loss)	854	92	943	(5)	(492)	163	1,555

Investment properties	2,347	861	321	-	-	-	3,529
Property, plant and equipment	47	20	1	161	2	-	231
Trading properties	-	-	179	-	-	-	179
Goodwill	7	4	-	-	-	-	11
Right to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	16	-	1	8	-	-	25
Investments in associates and joint ventures	-	24	62	-	61	1,584	1,731
Operating assets	2,417	909	654	169	63	1,584	5,796

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.         Segment information (Continued)

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the period ended December 31, 2014:

	December 31, 2014
	Operations center in Argentina
	Shopping Center	Offices and other	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	867	163	7	213	26	-	1,276
Costs	(124)	(20)	(8)	(139)	(7)	-	(298)
Gross Profit / (Loss)	743	143	(1)	74	19	-	978
Gain from disposal of investment property	-	-	801	-	-	-	801
General and administrative expenses	(56)	(24)	(21)	(37)	(27)	-	(165)
Selling expenses	(46)	(7)	(4)	(28)	-	-	(85)
Other operating results, net	(14)	(113)	(1)	-	187	8	67
Profit / (Loss) from operations	627	(1)	774	9	179	8	1,596
Share of profit / (loss) of associates and joint ventures	-	3	2	1	(779)	84	(689)
Segment Profit / (Loss)	627	2	776	10	(600)	92	907

Investment properties	2,288	715	637	-	-	-	3,640
Property, plant and equipment	30	26	1	162	1	-	220
Trading properties	-	-	139	-	-	-	139
Goodwill	2	9	-	-	-	-	11
Right to receive future units under barter agreements	9	5	76	-	-	-	90
Inventories	13	-	1	7	-	-	21
Investments in associates and joint ventures	-	27	47	23	406	1,337	1,840
Operating assets	2,342	782	901	192	407	1,337	5,961

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.         Segment information (Continued)

Below is a summarized analysis of the lines of business of Group’s operations center in Israel of the Group for the period ended December 31, 2015:

	Operations center in Israel
	Commercial properties	Supermarkets	Agrochemicals	Telecommunications	Insurances	Others	Total
Operating assets	53,138	24,706	62,570	20,816	314,116	2,979	478,325
Operating liabilities	(44,112)	(21,048)	(50,615)	(16,893)	(299,343)	(2,061)	(433,972)
Operating Assets (Liabilities), net	9,026	3,658	11,955	3,923	14,873	918	44,353

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.         Segment information (Continued)

The following tables present a reconciliation between the total results of operations as per segment information of the operations center in Argentina and the results of operations as per the statements of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.

	December 31, 2015
	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and FPC	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of income
Revenues from sales, rents and services	1,587	(15)	-	(2)	1,570
Income from expenses and FPC	-	-	594	-	594
Costs	(382)	9	(602)	3	(972)
Gross profit	1,205	(6)	(8)	1	1,192
Gain from disposal of investment properties	1,029	-	-		1,029
General and administrative expenses	(277)	1	-	3	(273)
Selling expenses	(121)	1	-	-	(120)
Other operating results, net	123	1	-	(4)	120
Profit from operations	1,959	(3)	(8)	-	1,948
Share of (loss) / profit of associates and joint ventures	(404)	6	-	-	(398)
Net segment profit / (loss) before financing and taxation	1,555	3	(8)	-	1,550

	December 31, 2014
	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and FPC	Adjustment to income for elimination of inter segment transactions	Total as per Statement of income
Revenues from sales, rents and services	1,276	(14)	-	(3)	1,259
Income from expenses and FPC	-	-	439	-	439
Costs	(298)	5	(445)	3	(735)
Gross profit	978	(9)	(6)	-	963
Gain from disposal of investment properties	801	-	-	-	801
General and administrative expenses	(165)	2	-	1	(162)
Selling expenses	(85)	1	-	-	(84)
Other operating results, net	67	2	-	(1)	68
Profit from operations	1,596	(4)	(6)	-	1,586
Share of (loss) / profit of associates	(689)	8	-	-	(681)
Net segment profit ( (loss) before financing and taxation	907	4	(6)	-	905

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.         Segment information (Continued)

The following tables present a reconciliation between total segment assets and liabilities as per segment information of operations centers in Argentina and Israel and total assets as per the statement of financial position.

	December 31, 2015			June 30, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Total assets per segment based on segment information	5,796	478,325	484,121	5,961
Less:
Proportionate share in assets per segment of joint ventures and other associates (2)	(119)	-	(119)	(156)
Adjustments for deconsolidation of Adama and Clal, among others	-	(344,747)	(344,747)	-
Plus:
Fair value adjustments due to business combination	-	(10,237)	(10,237)	-
Adjustments due to significant operations of the reported period	-	(1,072)	(1,072)	-
Investment in joint ventures and other associates (1)	172	-	172	159
Other non-reportable assets	5,802	-	5,802	3,341
Total assets per segment as per statement of financial position	11,651	122,269	133,920	9,305

	December 31, 2015			June 30, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Total liabilities per segment based on segment information..	-	(433,972)	(433,972)	-
Less:
Adjustments for deconsolidation of Adama and Clal, among others	-	313,891	313,891	-
Plus:
Fair value adjustments due to business combination	-	2,372	2,372	-
Adjustments due to significant operations of the reported period	-	700	700	-
Other non-reportable assets	(11,162)	-	(11,162)	(7,077)
Total liabilities per segment as per statement of financial position	(11,162)	(117,009)	(128,171)	(7,077)

(1)   Represents the proportionate equity value of joint ventures and other associates that were proportionately consolidated for information by segment purposes.

(2)   Below is a detail of the proportionate share in assets by segment of joint ventures of the operations center in Argentina, included in the information reported by segment:

	December 31, 2015	December 31, 2015
Investment properties	112	144
Property, plant and equipment	1	-
Trading properties	1	6
Goodwill	5	6
Total proportionate share in assets per segment of joint ventures	119	156

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

7.                 Information about the main subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group. Significant non-controlling interests have changed following the business combination. As of December 31, 2015 and June 30, 2015, significant non-controlling interests pertain to the operations center in Israel and the operations center in Argentina, respectively.

	At December 31, 2015							Period ended December 31, 2015
	Non-controlling shareholders interest %	Current Assets	Non-current Assets	Current Liabilities	Non- Current liabilities	Net assets	Book Values of Non- controlling interests	Revenue	Net income equity	Other comprehensive loss	Total comprehensive loss	Profit (Loss) attributable to non-controlling interest	Other comprehensive (loss) attributable to non-controlling interest	Cash of Operating activities	Cash of Investing activities	Cash of financial activities	Net Increase (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
DFL (1)	8.43%	1,112	1,395	1,794	-	713	(118)	-	(1,273)	(336)	(1,609)	(79)	(29)	-	-	-	-	-
IDBD (2)	51%	41,093	77,693	34,163	83,550	1,073	6,637	-	-	-	-	-	-	-	-	-	-	-
Elron (4)	49.7%	2,235	644	105	26	2,748	-	-	-	-	-	-	-	-	-	-	-	-
PBC (4)	23.5%	10,373	40,102	7,575	33,126	9,774	-	-	-	-	-	-	-	-	-	-	-	191
Cellcom (4)	58.2%	8,051	12,765	6,068	10,825	3,923	-	-	-	-	-	-	-	-	-	-	-	-
Shufersal (4)	50.4%	10,564	14,142	11,499	9,549	3,658	-	-	-	-	-	-	-	-	-	-	-	-
							6,519					(79)	(29)					191

	At June 30, 2015							Period ended December 31, 2014
	Non-controlling shareholders interest %	Current Assets	Non-current Assets	Current Liabilities	Non-Current Liabilities	Net assets	Book Values of non-controlling interest	Revenue	Net income equity	Other comprehensive loss	Total comprehensive loss	Profit (Loss) attributable to non-controlling interest	Other comprehensive (loss) attributable to non-controlling interest	Cash of operating activities	Cash of investment activities	Cash of financial activities	Net Increase (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
PAMSA (5)	20.00%	488	518	310	21	675	129	175	71	71	71	14	-	55	(73)	13	(5)	-
DFL (1)	8.43%	330	1,729	299	264	1,496	13	-	(856)	(856)	(856)	(856)	-	-	-	-	-	-
Rigby (1)	25.50%	19	-	-	-	19	5	28	398	398	398	101	-	1	1,501	(1,500)	2	-
RES (6)	33.17%	30	356	11	14	361	120	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
							267					(741)	-					-

N/A: Not applicable. Not considered a significant non-controlling interest

(1)   Corresponds to the Group's indirect interest. The percentage of the non-controlling interest represents the equity interest which is not owned by Tyrus.

(2)   Corresponds to the Group's indirect interest. The percentage of the non-controlling interest represents the equity interest which is not owned by DFL.

(3)   Corresponds to the Group's indirect interest. The percentage of the non-controlling interest represents the equity interest which is not owned by IDBD.

(4)   Corresponds to the Group's indirect interest. The percentage of the non-controlling interest represents the equity interest which is not owned by DIC.

(5)   Corresponds to the Group's indirect interest. The percentage of the non-controlling interest represents the equity interest which is not owned by IRSA CP.

(6)   Corresponds to the Group's indirect interest. The percentage of the non-controlling interest represents the equity interest which is not owned by Efanur.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

7.                  Information about principal subsidiaries (Continued)

Cellcom is the largest provider of mobile telecommunications in Israel; it offers its services approximately to 2,900 million subscribers with a wide range of services. By the end of 2014, the Company launched television services over the Internet. Under Israeli laws, in order for a shareholder to be able to exert control over a Telecommunications Company, such shareholder must first secure the approval of the Ministry of Communications of Israel. Such approval, consequence of change in control of IDBD, has not yet been obtained.

In November 2015, Cellcom entered into an agreement, subject to approval, with Golan Telecom Ltd. ("Golan") and its shareholders to acquire all of Golan’s shares for a price of NIS 1,170 million (or $ 3,900 million, at the exchange rate of 3.35), subject to certain adjustments. To complete the transaction, Cellcom intends to raise funds by way of a public offering and DIC expects to subscribe shares for up to NIS 100 million (or $ 335 million at the exchange rate of 3.35) at that public offering to maintain its current equity interests.

In December 2015, PBC, issued three series of debentures under the current programs for an aggregate amount of NIS 417 million (or $ 1,397 million at the exchange rate of 3.35).

In November 2015, IDBD, through IDB Tourism, renegotiated the terms and conditions of the loan for the purchase of aircrafts mentioned in Note 24. Among other things, the renegotiation involved the extension of the loan term and the purchase of a new Airbus. As of the date of these financial statements, the outstanding debt amounts to US$ 53 million.

8.                 Investments in associates and joint ventures

As of June 30, 2015, the Group's associates were New Lipstick, BHSA, IDBD, Tarshop, Manibil S.A., Lipstick and BACS and the Groups’ joint ventures were Cyrsa S.A., Puerto Retiro, Baicom Networks S.A., Quality, NPSF, Entretenimiento Universal S.A. and EHSA. The shares of these investments are not publicly traded except for BHSA and IDBD.

As of December 31, 2015, following IDBD’s consolidation, Adama, Mehadrin Ltd., PBEL Real Estate Ltd., Gav-Yam Properties in Lod, were included as associates, among others.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

8.                 Investments in associates and joint ventures (Continued)

Changes in the Group’s investments in associates and joint ventures for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	December 31, 2015	June 30, 2015
Beginning of the period / year	2,810	2,084
Acquisition / Increase in equity interest (Note 4)	-	1,255
Decrease for the taking over (Note 4)	(1,047)	-
Balance incorporated by business combination (Note 4)	9,043	-
Capital contributions	45	39
Share of profit / (loss)	166	(21)
Currency translation adjustment	3,605	87
Cash dividends (ii)	(4)	(47)
Sale of equity interest (Note 4)	(8)	(34)
Reclassification to financial instruments (Note 4)	-	(30)
Capital reduction (iii)	-	(111)
Net loss on investments at fair value	(564)	(412)
End of the period / year (i)	14,046	2,810

(i)	Includes Ps. (582) and Ps. (363) reflecting interests in companies with negative equity as of December 31, and June 30, 2015, respectively, which are disclosed in “Provisions” (Note 23).
(ii)

For the period ended December 31, 2015, the Group cashed dividends from NPSF in the amount of Ps. 4. During the period ended June 30, 2015, the Group cashed dividends from BHSA in the amount of Ps. 13, from Cyrsa S.A. in the amount of Ps. 31 and from NPSF in the amount of Ps. 3.

(iii)	During the year ended June 30, 2015, Cyrsa S.A. distributed dividends due to capital reduction in the amount of Ps. 111.

Restrictions, commitments and other matters in respect of investments in Operations Center Argentina

Legal reserve applicable to the Argentine Companies

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for the dividend distribution and can only be released to absorb losses. The Group’s investments under these laws have not reached the legal capped amounts.

There are no contingent liabilities relating to the Group’s interest in associates and joint ventures.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

8.                Investments in associates and joint ventures (Continued)

Quality

In March 2011, Quality purchased an industrial plant located in San Martín, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses.

On January 20, 2015, Quality entered into an Urbanization Agreement with the Municipality of San Martin which contemplates a monetary compensation to the City Council totaling Ps. 40, payable in two installments of Ps. 20 each. The first of such installments was paid at the date of these financial statements.

EHSA

During November 2012, IRSA CP acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EHSA”)’s capital stock and votes and as a consequence IRSA CP holds a jointly indirect interest in LRSA of 25% which operates the Exhibition Center “Predio Ferial de Buenos Aires”.

In connection with the Exhibition Center, in December 2012 the Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which approved the sale of the Exhibition Center to the SRA; the effect of this new order was to revoke the sale transaction. Although several resolutions have been issued since that point, to the date, we are not aware of any judicial measure petitioned by the owner of the Plot of Land and/or the National Government, or the corresponding appeals or rulings, may have affected the actual use of the Plot of Land.

Puerto Retiro

On April 18, 2000, Puerto Retiro was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Indarsa to Puerto Retiro. At the request of plaintiff, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land. Indarsa had acquired 90% of the capital stock of Tandanor to a formerly estate owned company in 1991.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro.

In addition, Tandanor filed a civil action against Puerto Retiro and other accused parties in the criminal case for violation of section 174 subsection 5, under section 173 subsection 7 of Criminal Code. The claim expects that upon invalidation of executive order that approved the bid of Dársena Norte plot of land, Tandanor be reimbursed any other sum of money that it claims to have lost due to the alleged fraudulent purchase-sale transaction of the real property disputed in the case.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

8.                 Investments in associates and joint ventures (Continued)

The Management and legal advisors of Puerto Retiro estimate that there are legal and technical issues to consider that the request for bankruptcy will be denied by the court as well as the fraud action. However, given the current status of the case, we cannot predict its outcome.

Tarshop

Over the past two years, the BCRA modified certain aspects of the regulatory framework of the activities carried out by Tarshop. Based on these changes, our Associate is going through a business reformulation process. In this context, the BHSA and IRSA CP approved a gradual capitalization plan to be carried out by shareholders pro rata their holdings, under which certain contributions were already made for a total amount of Ps. 235.

New Lipstick

New Lipstick has a pledge over the shares of its operating subsidiary Metropolitan. Metropolitan owns the building known as Lipstick Building in Manhattan.

Restrictions, commitments and other matters in respect of investments of the operations center in Israel

Adama

Adama is specialized in the chemical industry, mainly, in the agrochemical industry. In this framework, Adama is engaged in developing, manufacturing and selling crop protection products, while also operating in other areas based on its basic capacities (the agricultural and chemical sectors), but to a immaterial extent.

In 2011, IDBD sold 60% of Adama’s shares to China National Agrochemical Corporation (“ChemChina”) and was also granted a non-recourse loan in the aggregate amount of US$ 960, which is secured by the 40% of the shares held by IDBD as of December 31, 2015. The loan is disclosed in Note 24 under Non-current loans.

IDBD through DIC reported a potential transaction whereby Koor and ChemChina would transfer their entire interests (40% and 60%, respectively) in Adama to Hubei Sanonda Co. Ltd., a Chinese public company whose shares are listed in the Shenzhen Stock Exchange, China ("Sanonda"). Sanonda’s shares would be delivered as consideration for the transaction in such amount that, following the transaction, Adama would become a wholly-owned subsidiary of Sanonda and Koor would be a shareholder of Sanonda. Pursuant to Chinese laws, Sanonda’s shares owned by Koor would be subject to a lock-up period of 3 years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

8.                 Investments in associates and joint ventures (Continued)

On December 2015 Adama distributed a cash dividend for an amount of US$ 100, out of which US$ 40 pertains to DIC and was used to partially settle the non-recourse loan.

9.                  Financial assets held for sale - Clal, among others

The composition of assets held for sale as of December 31, 2015 is as follows:

December 31, 2015
Clal	4,845
Others	198
5,043

Clal is a holding company that mainly operates in the insurance and pension markets and in segments of pension funds. The company holds assets and other businesses (such as insurance agencies) and is one of the largest insurance groups in Israel. Clal mainly develops its activities in three operating segments: long-term savings, general insurance and health insurance.

Given that IDBD failed to meet the requirements set forth by the Capital Markets, Insurance and Savings Commission, which is dependent on the Ministry of Finance of Israel, to have control over an insurance company, on August 21, 2013, such commission required that IDBD grant an irrevocable power of attorney to Mr. Moshe Tery ("the Administrator") by 51% of the shareholding capital and vote interests in Clal, thus transferring control over that investee.

On December 30, 2014, the Insurance Commission sent an additional letter setting a term by which IDBD’s control over and equity interests in Clal were to be sold and giving directions as to the Administrator’s continuity in office, among other aspects.

The sale arrangement outlined in the letter involves IDBD’s and the Administrator’s interests in the sale process under different options and timeframes. As of December 31, 2015, the current sale arrangement involves the sale of the interest in the stock exchange or in over-the-counter trades, as per the following detail and by the following dates:

a.   IDBD will have to sell at least 5% of its equity interest in Clal over a four-month period;

b.   During each of the subsequent four-month periods, IDBD will have to sell at least an additional 5% of its equity interest in Clal.

c.   If IDBD sells more than 5% of its equity interest in Clal in any given four-month period, the percentage in excess of the required 5% will be offset against the percentage required in the following period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.                 Financial assets held for sale - Clal, among others (Continued)

IDBD’s failure to fulfill its obligation in the manner described in the above paragraph will entitle the Administrator to act upon the specified arrangement in lieu of IDBD, pursuant to all powers that had been vested under the representations of the trust letter. The consideration for the sale will be transferred to IDBD, with the expenses incurred in the sale process to be solely borne by IDBD.

On December 31, 2015 the holding of IDBD to Clal was of 55%, and as a result of the circumstances mentioned above, IDBD has accounted for it as an available-for-sale financial asset. Valuation as of December 31, 2015 amounts to $ 5,810, and a loss of $ 797 has been recorded reflecting the fall in the share price.

Claims against Clal

On the aggregate, all legal actions brought against Clal’s investees out of the ordinary course of business amount to approximately NIS 14,339 (or Ps. 48,036 at the exchange rate of 3.35).

The Group set up a reserve for all legal actions brought against Clal’s investees out of the ordinary course of business in the amount of NIS 93 million (or Ps. 312 at the exchange rate of 3.35). Most legal actions are related to consumer claims and derivative actions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

10.               Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	Operations Center Argentina				Operations Center Israel
	Rental properties (II)	Undeveloped parcel of lands	Properties under development	Subtotal	Rental properties	Undeveloped parcel of lands	Properties under development	Subtotal	Total
At July 1st, 2014:
Costs	4,158	368	363	4,889	-	-	-	-	4,889
Accumulated depreciation	(1,619)	-	-	(1,619)	-	-	-	-	(1,619)
Residual value	2,539	368	363	3,270	-	-	-	-	3,270

Year ended June 30, 2015
Opening residual value	2,539	368	363	3,270	-	-	-	-	3,270
Additions	280	2	187	469	-	-	-	-	469
Transfers	513	25	(539)	(1)	-	-	-	-	(1)
Transfers to property, plant and equipment	10	-	(9)	1	-	-	-	-	1
Transfers to trading property	(3)	-	-	(3)	-	-	-	-	(3)
Disposals	(94)	(3)	(2)	(99)	-	-	-	-	(99)
Depreciation (i)	(147)	-	-	(147)	-	-	-	-	(147)
Residual value at the year end	3,098	392	-	3,490	-	-	-	-	3,490
At June 30, 2015:	-
Costs	4,865	392	-	5,257	-	-	-	-	5,257
Accumulated depreciation	(1,767)	-	-	(1,767)	-	-	-	-	(1,767)
Residual value	3,098	392	-	3,490	-	-	-	-	3,490

Period ended December 31, 2015:
Opening residual value	3,098	392	-	3,490	-	-	-	-	3,490
Additions	102	-	-	102	-	-	-	-	102
Transfers	-	(95)	95	-	-	-	-	-	-
Transfers to property, plant and equipment	6	-	-	6	-	-	-	-	6
Transfers to trading properties	-	(15)	-	(15)	-	-	-	-	(15)
Disposals	(75)	(3)	-	(78)	-	-	-	-	(78)
Balances incorporated by business combination (see Note 4)	-	-	-	-	24,927	1,258	2,636	28,821	28,821
Currency translation adjustment	-	-	-	-	9,133	461	966	10,560	10,560
Depreciation (i)	(88)	-	-	(88)	-	-	-	-	(88)
Closing residual value	3,043	279	95	3,417	34,060	1,719	3,602	39,381	42,798
At December 31, 2015:
Costs	4,898	279	95	5,272	34,060	1,719	3,602	39,381	44,653
Accumulated depreciation	(1,855)	-	-	(1,855)	-	-	-	-	(1,855)
Residual value	3,043	279	95	3,417	34,060	1,719	3,602	39,381	42,798

(i)     Depreciation charges of investment properties were included in “Costs” in the statement of income (Note 29).

(ii)    Arcos del Gourmet, concession status: The National State issued Executive Order 1723/2012 whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito rail stations ceased to be used for rail purposes, in order to be used for development of integral urbanization projects. Arcos del Gourmet S.A. has filed the relevant administrative remedies (appeal) and has also filed a judicial action requesting that the revocation of such concession be overruled. Furthermore, it has started a so-called “juicio de consignación”, that is an action where the plaintiff deposits with the court sums of money that the defendant refuses to accept. Under this legal action, the company has deposited in due time and form all rental payments under the Contract for Reformulation of the Concession of Rights of Use and Development, which the Company considers to have been unduly revoked.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

10.       Investment properties (Continued)

The following amounts have been recognized in the statement of income:

	December 31, 2015	December 31, 2014
Rental and service income	1,326	1,040
Income from expenses adjustment and FPC	594	439
Direct operating expenses	(795)	(590)
Development expenditures	(7)	(6)
Gain from disposal of investment property	1,029	801

Borrowing costs incurred during the six-month period ended December 31, 2014 of Ps. 9.8, were capitalized at the rate of the IRSA CP’s general borrowings, which amounted to 15%. Those costs correspond to Alto Comahue. Capitalization of financial costs has ceased since the completion of the shopping mall, therefore, financial costs have not been capitalized as of December 31, 2015.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

11.        Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	Operations Center Argentina			Operations Center Israel
	Buildings and facilities	Others (i)	Subtotal	Buildings and facilities	Communication networks	Machinery and equipment	Others	Subtotal	Total
At July 1st, 2014:
Costs	466	115	581	-	-	-	-	-	581
Accumulated depreciation	(270)	(92)	(362)	-	-	-	-	-	(362)
Residual value	196	23	219	-	-	-	-	-	219

Year ended June 30, 2015
Opening residual value	196	23	219	-	-	-	-	-	219
Additions	21	29	50	-	-	-	-	-	50
Transfers of investment properties	(10)	9	(1)	-	-	-	-	-	(1)
Depreciation (II)	(14)	(11)	(25)	-	-	-	-	-	(25)
Residual value at the year end	193	50	243	-	-	-	-	-	243
At June 30, 2015:
Costs	478	152	630	-	-	-	-	-	630
Accumulated depreciation	(285)	(102)	(387)	-	-	-	-	-	(387)
Residual value	193	50	243	-	-	-	-	-	243

Period ended December 31, 2015
Opening residual value	193	50	243	-	-	-	-	-	243
Assets incorporated by business combination (Note 4)	-	-	-	6,665	3,710	1,694	1,665	13,734	13,734
Additions	4	7	11	-	-	-	-	-	11
Currency translation adjustment	-	-	-	2,442	1,359	621	610	5,032	5,032
Transfers of investment properties	(6)	-	(6)	-	-	-	-	-	(6)
Depreciation (ii)	(9)	(8)	(17)	-	-	-	-	-	(17)
Closing residual value	182	49	231	9,107	5,069	2,315	2,275	18,766	18,997
At December 31, 2015:
Costs	477	159	636	9,107	5,069	2,315	2,275	18,766	19,402
Accumulated depreciation	(295)	(110)	(405)	-	-	-	-	-	(405)
Residual value	182	49	231	9,107	5,069	2,315	2,275	18,766	18,997

(i)    Include furniture and fixtures, machinery and equipment and vehicles.

(ii)   Depreciation charges of property, plant and equipment were included in “General and administrative expenses and Costs” in the statement of income (Note 29).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

12.              Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	Operations Center Argentina				Operations Center Israel
	Completed properties	Properties under development	Undeveloped sites	Subtotal	Completed properties	Properties under development	Undeveloped sites	Subtotal	Total
At July 1st, 2014	6	119	10	135	-	-	-	-	135
Additions	-	1	-	1	-	-	-	-	1
Currency translation adjustment	-	(6)	-	(6)	-	-	-	-	(6)
Transfers of investment properties	-	-	3	3	-	-	-	-	3
Disposals	(2)	-	-	(2)	-	-	-	-	(2)
At June 30, 2015	4	114	13	131	-	-	-	-	131
Assets incorporated by business combination (see Note 4)	-	-	-	-	110	885	1,442	2,437	2,437
Additions	-	1	-	1	-	-	-	-	1
Currency translation adjustment	-	31	-	31	40	324	528	892	923
Transfers of investment properties	-	15	-	15	-	-	-	-	15
Disposals	(1)	-	-	(1)	-	-	-	-	(1)
At December 31, 2015	3	161	13	177	150	1,209	1,970	3,329	3,506

	December 31, 2015	June 30, 2015
Non-current	1,295	128
Current	2,211	3
Total	3,506	131

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

13.          Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	Operations Center Argentina					Operations Center Israel
	Goodwill	Rights of use (ii)	Right to receive future units under barter agreements (iii)	Others (iv)	Subtotal	Goodwill not yet allocated	Licenses	Information systems and software	Others	Subtotal	Total
At July 1st, 2014
Costs	6	21	85	30	142	-	-	-	-	-	142
Accumulated depreciation	-	-	-	(18)	(18)	-	-	-	-	-	(18)
Residual value	6	21	85	12	124	-	-	-	-	-	124
Year ended June 30, 2015
Opening residual value	6	21	85	12	124	-	-	-	-	-	124
Additions	-	-	5	1	6	-	-	-	-	-	6
Disposals	-	-	-	-	-	-	-	-	-	-	-
Depreciation (i)	-	(1)	-	(2)	(3)	-	-	-	-	-	(3)
Residual value at the year end	6	20	90	11	127	-	-	-	-	-	127
At June 30, 2015
Costs	6	21	90	31	148	-	-	-	-	-	148
Accumulated depreciation	-	(1)	-	(20)	(21)	-	-	-	-	-	(21)
Residual value	6	20	90	11	127	-	-	-	-	-	127
Period ended December 31, 2015
Opening residual value	6	20	90	11	127	-	-	-	-	-	127
Assets incorporated by business combination (see Note 4)	-	-	-	-	-	1,901	510	635	143	3,189	3,189
Currency translation adjustment	-	-	-	-	-	1,857	187	233	52	2,329	2,329
Depreciation (i)	-	-	-	(1)	(1)	-	-	-	-	-	(1)
Closing residual value	6	20	90	10	126	3,758	697	868	195	5,518	6,013
Period ended December 31, 2015
Costs	6	21	90	31	148	3,758	697	868	195	5,518	5,666
Accumulated depreciation	-	(1)	-	(21)	(22)	-	-	-	-	-	(22)
Residual value	6	20	90	10	126	3,758	697	868	195	5,518	5,644

(i)    Amortization charges of intangible assets are included in “General and administrative expenses” in the statement of income (Note 29). There are no impairment charges for any of the years / period presented.

(ii)   Correspond to Distrito Arcos Depreciation began in January, 2015, upon delivery of the shopping center.

(iii)  Correspond to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements.

(iv)   Includes computer software and others.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

14.             Inventories

Breakdown of Group’s inventories as of December 31, 2015 and June 30, 2015 were as follows:

	December 31, 2015			June 30, 2015
	Operations Center Argentina	Operations Center Israel	Total	Operations Center Argentina
Current
Good for resale and supplies	8	2,171	2,179	7
Telephones and others communications equipment	-	235	235	-
Manufactured good and spare parts	17	84	101	16
Total inventories	25	2,490	2,515	23

15.             Financial instruments by category

Determination of fair values

The fair value hierarchy adopted by the Group is described in Note 15 to the Annual Financial Statements.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31 and June 30, 2015 and their allocation to the fair value hierarchy:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Operations Center Argentina
Financial assets at fair value through profit or loss:
- Public companies securities	129	-	242	371
- Private companies securities	147	-	-	147
- Mutual funds	477	-	-	477
- Bonds	816	-	-	816
Derivative financial instruments:
- Foreign-currency future contracts	-	46	-	46
- Interest rate swaps	-	-	-	-
Cash and cash equivalents:
- Mutual funds	5	-	-	5
Total operations center Argentina assets	1,574	46	242	1,862

Operations Center Israel
Financial assets at fair value through profit or loss:
Public companies securities	10	-	-	10
Private companies securities	-	747	-	747
- Deposits	-	67	-	67
- Mutual funds	1,585	-	-	1,585
- Bonds	5,163	-	-	5,163
- Others	-	1,560	-	1,560
Derivative financial instruments:
- Derivatives	-	20	-	20
- Trade receivables and others current	-	-	1,621	1,621
- Financial assets held for sale	5,043	-	-	5,043
Total operations center Israel assets	11,801	2,394	1,621	15,816
Total assets	13,376	2,439	1,863	17,678

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

15.       Financial instruments by category (Continued)

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Liabilities
Operations Center Argentina
Derivative financial instruments:
- Foreign-currency future commitments	-	12	-	12
Borrowings:
- Other borrowings	-	-	24	24
Total operations center Argentina liabilities	-	12	24	36

Operations Center Israel
Derivative financial instruments:
- DIC and Cellcom derivatives	-	141	-	141
Borrowings:
- Non-recourse loan	-	-	10,025	10,025
Total operations center Israel liabilities	-	141	10,025	10,166
Total liabilities	-	153	10,049	10,202

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Operations Center Argentina
Financial assets at fair value through profit or loss:
- Public companies securities	89	-	349	438
- Private companies securities	102	-		102
- Mutual funds	145	-	-	145
- Bonds	103	-	-	103
Derivative financial instruments:
- Warrants of IDBD	228	-	-	228
- Warrants of Condor	-	-	7	7
Cash and cash equivalents:
- Mutual funds	2	-	-	2
Investment in associates:
- IDBD	1,529	-	-	1,529
Total assets	2,198	-	356	2,554

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

15.          Financial instruments by category (Continued)

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Liabilities
Operations Center Argentina
Derivative financial instruments:
- Commitment to tender offer shares in IDBD	-	-	501	501
Borrowings:
- Other borrowings	-	26	-	26
Total liabilities	-	26	501	527

The following table presents the changes in Level 3 instruments as of December 31 and June 30, 2015:

	Preferred shares of Condor	Non-current trade receivables	Warrants of Condor	Investment in associate IDBD	Commitment to tender offer of shares in IDBD	Borrowings	Total
Total as of June 30, 2014	211	-	-	-	(321)	-	(110)
Currency translation adjustment	-	-	-	-	(45)	-	(45)
Total gains / (losses) for the year	138	-	7	-	(135)	-	10
Balance at June 30, 2015	349	-	7	-	(501)	-	(145)
Transfer to level 3	-	-	-	1,529	-	(26)	1,503
Cumulative translation adjustment	-	434	-	85	(18)	(2,689)	(2,188)
Acquisition of control over IDBD	-	1,187	-	(1,050)	500	(7,337)	(6,700)
Total losses / gain for the period (i)	(107)	-	(7)	(564)	19	3	(656)
Balance at December 31, 2015	242	1,621	-	-	-	(10,049)	(8,186)

(i)    The gain / (loss) is not realized as of December 31, 2015 and June 30, 2015 and is accounted for under “Financial results, net” in the statement of income (Note 32).

Non-recourse loan

IDBD resorts to an independent appraiser to determine the value of the non-recourse loan. The valuation model is a binomial tree where the main variable is Adama’s share price.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

15.       Financial instruments by category (Continued)

Securities and warrants of Condor

Upon initial recognition (January, 2012), the consideration paid for the Shares and Warrants of Condor was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair values of these instruments exceeded the price of the transaction and were assessed using a valuation method that incorporates unobservable market data. Given the fact that the fair value of these instruments was estimated by applying the mentioned method, the Group did not recognize a gain of US$ 7.9 million at the time of initial recognition.

According to Group estimates, all things being constant, a 10% decline in the price of the underlying assets of preferred Shares and Warrants of Condor (data observed in the market) of Level 3 as of December 31, 2015, would reduce pre-tax income by Ps. 28.6 million.

According to Group estimates, all things being constant, a 10% increase in the credit spread (data which is not observable in the market) of the preferred Shares and Warrants of Condor used in the valuation model applied to Level 3 financial instruments as of December 31, 2015, would increase pre-tax income by Ps. 2.6 million. The rate used as of December 31, 2015 was 14.10%.

Investment in IDBD, associate and warrants

As described in Note 3 to the annual financial statements, in Note 15 to the financial consolidated statements as of September 30, 2015 and until acquiring control over IDBD, the Group stated its equity interest in IDBD as an associate measured at fair value, invoking the exception under IAS 28 and the warrants to acquire IDBD’s common shares were booked at their quoted prices. Since October 11, 2015, as result of consolidation, the equity interest in IDBD as an associate and the warrants were eliminated following the consolidation to add IDBD’s assets and liabilities on a line-by-line basis.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

15.       Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters	Range
Non-current trade receivables	Cash flows	Theoretical price	Projected discounted income as per discount rate.	5.20
Interest rate swaps	Cash flows	Theoretical price	Interest rate and cash flow future contract.	-
Preferred shares of Condor	Binomial tree	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1 to 1.5 Share price volatility 55% to 75% Money market interest-rate 0.8% to 1%
Warrants of Condor	Black-Scholes	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1 to 1.5 Share price volatility 55% to 75% Money market interest-rate 0.8% to 1%
Call option of Arcos	Discounted cash flow	-	Projected income and discounted interest rate.	-
Foreign currency-contracts	Benchmark price	Theoretical price	ROFEX futures curve	-
Non-recourse loan	Binomial tree	Theoretical price	Underlying asset price (obtained by the discounted cash flow valuation), capital cost, discounted market interest rate; control premium, underlying asset volatility.	Underlying asset price U$S 800MM to U$S 980MM, capital cost 11.9% to 14.5%, discounted market interest rate 7.4% to 12.4%, control premium 4% to 6%, underlying asset volatility 25% to 35%.

16.              Restricted assets

Group’s restricted assets as of December 31 and June 30, 2015 are as follows:

	December 31, 2015			June 30, 2015
	Operations Center Argentina	Operations Center Israel	Total	Operations Center Argentina
Current
Guarantee deposits	-	342	342	9
Total current restricted assets	-	342	342	9

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

17.            Trade and other receivables

Group’s trade and other receivables as of December 31 and June 30, 2015 are as follows:

	December 31, 2015			June 30, 2015
	Operations Center Argentina	Operations Center Israel	Total	Operations Center Argentina
Non-current
Trade, leases and services receivables	97	1,621	1,718	62
Less: allowance for doubtful accounts.....................	(2)	-	(2)	(2)
Total Non-current trade receivables	95	1,621	1,716	60
VAT receivables	33	-	33	25
Prepaid expenses	25	941	966	11
Borrowings, deposits and other debit balances	25	443	468	-
Others	-	-	-	19
Total Non-current other receivables	83	1,384	1,467	55
Total Non-current trade and other receivables	178	3,005	3,183	115

Current
Trade, leases and services receivables	912	9,096	10,008	695
Less: Allowance for doubtful accounts	(109)	-	(109)	(93)
Total Current trade receivables	803	9,096	9,899	602
Tax credits	28	50	78	23
Prepaid expenses	62	429	491	99
Borrowings, deposits and other debit balances	1,016	-	1,016	330
Advances to suppliers	62	141	203	49
Others	34	322	356	40
Current other receivables	1,202	942	2,144	541
Total Current trade and other receivables	2,005	10,038	12,043	1,143
Total trade and other receivables	2,183	13,043	15,226	1,258

Movements on the Group’s allowance for trade and other receivables are as follows:

	December 31, 2015	June 30, 2015
Beginning of the period /year	95	82
Additions	22	26
Unused amounts reversed	(6)	(12)
Used during the period / year	-	(1)
End of the period / year	111	95

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 29). Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

18.              Investments in financial assets

Group’s investments in financial assets as of December 31 and June 30, 2015 are as follows:

	December 31, 2015			June 30, 2015
	Operations Center Argentina	Operations Center Israel	Total	Operations Center Argentina
Non-current
Financial assets at fair value
Public companies securities	359	10	369	421
Private companies securities	147	687	834	102
Deposits	-	67	67	-
Others	-	362	362	-
Total non-current financial assets at fair value	506	1,126	1,632	523
Financial assets at amortized cost
Bonds	231	-	231	180
Total non-current financial assets at amortized cost	231	-	231	180
Total investments in non-current financial assets	737	1,126	1,863	703

Current
Financial assets at fair value
Mutual funds (i)	477	1,585	2,062	145
Public companies securities	12	-	12	17
Private companies securities	-	60	60	-
Bonds	816	5,163	5,979	103
Others	-	1,198	1,198	-
Total current financial assets at fair value	1,305	8,006	9,311	265

Financial assets at amortized cost
Bonds	11	-	11	30
Total current financial assets at amortized cost	11	-	11	30
Total investments in current financial assets	1,316	8,006	9,322	295
Total investments in financial assets	2,053	9,132	11,185	998

(i)   It includes shares granted as collateral to transact foreign currency future contracts (see Note 19).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

19.             Derivative Financial Instruments

Group’s derivative financial instruments as of December 31 and June 30, 2015 are as follows:

	December 31, 2015			June 30, 2015
	Operations Center Argentina	Operations Center Israel	Total	Operations Center Argentina
Assets
Non-current
Warrants of Condor	-	-	-	7
Derivatives	-	7	7	-
Warrants of IDBD (Note 4)	-	-	-	199
Total non-current derivative financial instruments	-	7	7	206

Current
Foreign-currency future contracts	46	-	46	-
Warrants of IDBD (Note 4)	-	-	-	29
Derivatives	-	13	13	-
Total current derivative financial instruments	46	13	59	29
Total assets	46	20	66	235

Liabilities
Non-current
Commitment to tender offer shares in IDBD (Note 4)	-	-	-	(264)
DIC and Cellcom derivatives	-	(67)	(67)	-
Total non-current derivative financial instruments	-	(67)	(67)	(264)

Current
Commitment to tender offer shares in IDBD (Note 4)	-	-	-	(237)
Foreign-currency future contracts	(12)	-	(12)	-
DIC and Cellcom derivatives	-	(74)	(74)	-
Total current derivative financial instruments	(12)	(74)	(86)	(237)
Total liabilities	(12)	(141)	(153)	(501)
Total derivative financial instruments	34	(121)	(87)	(266)

As of December 31, 2015, as part of the Group’s exchange rate risk management policy, it had executed foreign exchange rate futures in the amount of US$ 288.45, at an average exchange rate of Ps. 11.39 to US$ 1. As of December 31, 2015 the gain generated by these futures amounted to Ps. 911.95 and was booked under the line Gains (losses) from financial derivatives, net.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

20.              Cash flow information

The following table shows the amounts of cash and cash equivalents as of December 31 and June 30, 2015:

	December 31, 2015			June 30, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Cash at bank and on hand	466	12,561	13,027	373
Mutual funds	5	-	5	2
Total cash and cash equivalents	471	12,561	13,032	375

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2015 and 2014:

	Note	December 31, 2015	December 31, 2014
(Loss) / Profit for the period		(910)	47
Adjustments for:
Income tax expense	25	236	379
Disposals of unused property, plant and equipment	11		-
Amortization and depreciation	29	106	85
Gain from disposal of investment property	10	(1,029)	(801)
Dividends received	32	(10)	(8)
Share-based payments	33	20	2
Sale of goodwill		4	-
Gain from purchase of subsidiaries and joint ventures	8,9	-	-
(Loss) / gain from derivative financial instruments	32	(516)	193
Changes in fair value of investments in financial assets	32	976	(201)
Interest expense, net	32	391	301
(Loss) from disposal of associates		(3)	(9)
Provisions and allowances		89	55
Share of profit of associates and joint ventures	8,9	398	681
Unrealized foreign exchange loss, net		1,590	127
Reversal of currency translation adjustments		(144)	(188)
Changes in operating assets and liabilities:
Decrease in inventories		(2)	(3)
Decrease in trading properties		-	1
Increase in trade and other receivables		(205)	(110)
Increase in trade and other payables		126	96
Decrease in salaries and social security liabilities		(20)	(17)
Decrease in provisions		(2)	(3)
Net cash (used in) / generated by operating activities before income tax paid		1,095	627

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

20.              Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred in the periods ended December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Increase in trade and other payables through a decrease in liabilities from derivative instruments	1,653	-
Cumulative translation adjustment	204	-
Tender Offer reserve through a decrease in liabilities from derivative instruments	190	-
Increase in investments in financial assets through an increase in trade and other payables	180	-
Transfer of trading properties to investment properties	15	-
Share-based payments	9	-
Transfer of property, plant and equipment to investment properties	6	7
Use of tax loss carryforwards	6	-
Repayments of borrowings with related parties through dividends receivable	3	-
Increase in properties, plant and equipment through an increase in borrowings	1	1
Reimbursement of expired dividends	-	812

Business combination

Investment properties	28,821	-
Property, plant and equipment	13,734	-
Trading properties	2,437	-
Intangible assets	1,288	-
Investments in associates and joint ventures	9,043	-
Deferred income tax	(3,597)	-
Trade and other receivables	9,546	-
Investments in financial assets	6,695	-
Derivative Financial Instruments	280	-
Inventories	1,822	-
Restricted assets	250	-
Income tax and minimum presumed income tax ("MPIT") credit	91	-
Assets held for sale	4,475	-
Trade and other liabilities	(11,550)	-
Borrowings	(68,174)	-
Salaries and social security liabilities	(794)	-
Provisions	(1,089)	-
Income tax and minimum presumed income tax ("MPIT") liabilities	(316)	-
Employee benefits	(405)	-
Total	(7,443)	-
Non-controlling interest	(2,235)	-
Goodwill not yet allocated	1,901	-
Total net assets added as a result of business combination	(7,777)	-
Cash added as a result of a business combination	9,193	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

21.            Trade and other liabilities

Group’s trade and other payables as of December 31 and June 30, 2015 are as follows:

	December 31, 2015			June 30, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Non-current
Trade payables	424	261	685	217
Deferred income tax	7	3	10	7
Others	34	112	146	31
Total Non-current trade and other payables	465	376	841	255

Current
Trade payables	298	9,187	9,485	261
Accrued invoices	193	2,496	2,689	119
Sale and rent payments received in advance	239	2,744	2,983	223
Total Current trade payables	730	14,427	15,157	603
Dividends payable to non-controlling shareholders	9	-	9	59
Other liabilities with non-controlling interest	1,653	-	1,653	-
Deferred income tax	1	3	4	-
Tax liabilities	110	342	452	83
Others	162	635	797	151
Total current other payables	1,935	980	2,915	293
Total current trade and other payables	2,665	15,407	18,072	896
Total trade and other payables	3,130	15,783	18,913	1,151

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

22.              Salaries and social security liabilities

Group’s Salaries and social security liabilities as of December 31, 2015 and June 30, 2015 are as follows:

	December 31, 2015			June 30, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Non-current
Social security payable	3	-	3	2
Total non-current salaries and social security liabilities	3	-	3	2

Current
Provision for vacation, bonuses and others	76	1,086	1,162	95
Social security payable	28	-	28	27
Others	1	-	1	1
Total current salaries and social security liabilities	105	1,086	1,191	123
Total salaries and social security liabilities	108	1,086	1,194	125

23.               Provisions

The Group is subject to claims, lawsuits and other legal proceedings in the ordinary course of business, including claims from clients where a third party seeks reimbursement or damages. The Group’s liability under such claims, lawsuits and legal proceedings cannot be estimated with certainty. From time to time, the status of each major issue is evaluated and its potential financial exposure is assessed. If the potential loss involved in the claim or proceeding is deemed probable and the amount may be reasonably estimated, a liability is recorded. The Group estimates the amount of such liability based on the available information and in accordance with the provisions of the IFRS. If additional information becomes available, the Group will make an evaluation of claims, lawsuits and other outstanding proceeding, and will revise its estimates.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

23.              Provisions (Continued)

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Operations center in Argentina			Operations center in Israel
	Legal claims	Investments in associates and joint ventures (ii)	Subtotal	Sited dismantling and remediation (iii)	Legal claims	Onerous contracts (iv)	Guarantees and other provisions	Subtotal	Total
At July 1st, 2014	47	177	224	-	-	-	-	-	224
Additions (i)	35	159	194	-	-	-	-	-	194
Recovery (i)	(15)	-	(15)	-	-	-	-	-	(15)
Used during the period	(4)	-	(4)	-	-	-	-	-	(4)
Contributions	-	(2)	(2)	-	-	-	-	-	(2)
Currency translation adjustment	-	29	29	-	-	-	-	-	29
At June 30, 2015	63	363	426	-	-	-	-	-	426
Additions (i)	11	80	91	-	-	-	-	-	91
Recovery (i)	(8)	(18)	(26)	-	-	-	-	-	(26)
Used during the period	(2)	-	(2)	-	-	-	-	-	(2)
Contributions	-	(15)	(15)	-	-	-	-	-	(15)
Liabilities added as a result of a business combination (see Note 4)	-	-	-	47	201	733	108	1,089	1,089
Currency translation adjustment	-	172	172	17	74	268	40	399	571
At December 31, 2015	64	582	646	64	275	1,001	148	1,488	2,134

(i)     Additions and recoveries are included in "Other operating results, net".

(ii)    Corresponds to the equity interest in New Lipstick with negative equity. Additions and recoveries are included in "Share of profit / (loss) of associates and joint ventures".

(iii)   The Group’s companies are required to recognize certain costs related to dismantling assets and remediating sites here such assets are located.

The calculation of expenses are based on the dismantling value for the current year, taking into consideration the best estimate of future changes in prices, inflation, etc. and such costs  are capitalized at a risk-free interest rate. Volume projections for retired or built assets are restated based on expected changes from technological rulings and requirements.

(iv)   Provisions for other contractual liabilities include a series of liabilities resulting from a contractual liability or laws, regarding which there is a high degree of certainty as to the terms and the necessary amounts to discharge such liability.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

23.              Provisions(Continued)

Disclosure of total provisions in current and non-current is as follows:

	December 31, 2015			June 30, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Non-current	592	824	1,416	374
Current	54	664	718	52
Total	646	1,488	2,134	426

The amount of the provision for the Operations Center in Israel related to legal claims stands at $ 275 million.

Additionally, there are other processes and actions (collective and/or individual) that are at a preliminary stage or where the amount of the claim is not specified. Therefore, it is not possible to reasonably estimate i) the probabilities of success, or ii) the potential losses, all of which depends on the progress of the respective judicial proceedings.

The main claims involving the Operations Center in Israel include the following:

Claims against Cellcom and its subsidiaries

Most legal proceedings involve consumer claims and actions derived from these claims and petitions have been filed requesting that they be admitted as class actions.

Claims against Shufersal and its subsidiaries

Most legal actions pertain to consumer claims and petitions requesting that such claims be admitted as class actions. There are also individual legal actions brought by employees, subcontractors and suppliers.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

24.              Borrowings

The breakdown of the Group borrowings as of December 31 and June 30, 2015 was as follows:

	December 31, 2015			June 30, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Non-current
Non-Convertible Notes	5,641	57,792	63,433	3,634
Bank loans and others	131	8,834	8,965	102
Non-recourse loan	-	10,025	10,025	-
Total non-current borrowings	5,772	76,651	82,423	3,736

Current
Non-Convertible Notes	180	9,250	9,430	337
Bank loans and others	160	6,445	6,605	204
Bank overdrafts	706	101	807	681
Other borrowings	24	-	24	26
Total current borrowings	1,070	15,796	16,866	1,248
Total borrowings	6,842	92,447	99,289	4,984

In relation to the Operations Center in Argentina for loans, see description in Note 24 to the annual financial statements.

IDBD has certain restrictions and financial covenants in connection with its financial debt, included in its debentures, loans from banks and financial institutions.

As of September 30, 2015 IDBD reported that the application of the “Liquidity Covenant” and the “Economic Equity Covenant” (as they were described below) is currently suspended.

Note that, it was agreed between IDBD and the relevant lending corporations that the parties would work to formulate an arrangement, to replace or amend the current financial covenant by March 31, 2016.

If such arrangement has not been reached, then with respect to the results for IDBD´s first quarter of 2016 and thereafter, the previous financial covenants will re-apply. In the event that these covenants will re-apply, IDBD estimates that it will not be able to meet the thresholds which were determined in the past with respect to the Liquidity Covenant and the Economic Equity Covenant with respect to IDBD´s results for the first quarter of 2016.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

24.              Borrowings (Continued)

Particularly, if the previous financial covenants will re-apply, IDBD estimates it will not be able to fulfill the covenant which stipulates that the balance of cash and marketable securities will not fall below the scope of forecasted current maturities for the two quarters subsequent to the reporting quarter (the “Liquidity Covenant”).  Regarding the Economic Equity Covenant, it is noted that the economic equity as of September 30, 2015, amounted to a positive balance of NIS 199 million, significantly lower than the thresholds which were determined in the past. In addition, in view of and due to the decrease in Mr. Ben Moshe’s holding rate in IDBD, beginning from February 2015 and thereafter, it should be noted that the lending corporations may claim that they have a right to demand immediate repayment in respect to IDBD and DIC loans due to the changes in IDBD's control structure.

IDBD is continuing to work towards reaching understandings with the relevant lending corporations for the purpose of establishing the calculated financial covenants which were set forth in the provisions of its loan agreements as well as establishing a new control covenant (in connection to the mentioned above) and additional contractual issues in the loan agreements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

24.     Borrowings (Continued)

The breakdown of the Group borrowings as of December 31, 2015 was as follows:

	Operations center in Argentina				Operations center in Israel
Debt	IRSA	IRSA CP	Others	Subtotal	IDBD	DIC	Shufersal	Cellcom	PBC	Others	Subtotal	Total
Non-Convertible Notes	3,918	1,903	-	5,821	6,033	11,435	11,010	13,846	24,718	-	67,042	72,863
Bank loans and others	19	154	118	291	2,167	1,228	17	-	10,272	1,595	15,279	15,570
Non-recourse loan	-	-	-	-	-	10,025	-	-	-	-	10,025	10,025
Bank overdrafts	586	68	52	706	-	-	-	-	-	101	101	807
Other borrowings	-	-	24	24	-	-	-	-	-	-	-	24
Total debt	4,523	2,125	194	6,842	8,200	22,688	11,027	13,846	34,990	1,696	92,447	99,289

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

24.           Borrowings (Continued)

The breakdown of the borrowings of Operations centers in Argentina and Israel is as follows:

	Operations center in Argentina
	Company	Secured / unsecured	Series / Class	Currency	Rate	Payment date for capital	Effective interest rate %	Capital nominal value in million Issue currency	Book value December 31 2015
Non-convertible notes	IRSA CP	Unsecured	Series I	Ps.	Fixed / Floating	2020	Badlar + 400ps	407	410
	IRSA CP	Unsecured	Series I	US$	Fixed	2017	7.88%	116	1,493
	IRSA	Unsecured	Class I	US$	Fixed	2017	8.50%	150	2,023
	IRSA	Unsecured	Class IV	Ps.	V	2017	Badlar + 450ps	11	11
	IRSA	Unsecured	Class II	US$	Fixed	2020	11.50%	139	1,884
Total non-convertible notes									5,821

Bank loans	IRSA	Secured	-	US$	Fixed	2020	3.2% to 14.3%	1	1
	IRSA	Unsecured	-	Ps.	V	2017	Badlar	15	18
	IRSA CP	Unsecured	-	Ps.	Fixed	2020	3.2% to 14.3%	257	4
	IRSA CP	Unsecured	-	Ps.	Fixed	2016	15.25%	25	25
	IRSA CP	Unsecured	-	Ps.	Fixed	2016	15.25%	3	12
	IRSA CP	Unsecured	-	Ps.	Fixed	2018	26.50%	9	-
	IRSA CP	Unsecured	-	Ps.	Fixed	2018	23%	106	107
	IRSA CP	Unsecured	-	Ps.	V	2016	Badlar + 300	6	6
	HASA	Unsecured	-	Ps.	Fixed	2016	15.25	5	7
	LLAO LLAO	Unsecured	-	Ps.	Fixed	2016	15.25	1	2
	NFSA	Unsecured	-	Ps.	Fixed	2016	24%	7	7
	LIVECK	Secured	-	US$	Fixed	2017	-	2	30
	LIVECK	Secured	-	US$	Fixed		3.50%	5	72
Total bank loans									291
Other borrowings									24
Bank overdrafts									706
Subtotal Operations center in Argentina									6,842

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

24.             Borrowings (Continued)

	Operations in Israel
	Company	Secured / unsecured	Series	Currency		Adjustment factor	Date Payment date for capital	Rate Effective interest rate %	Capital nominal value in million Issue currency	Book value December 31 2015
	IDBD	Unsecured	Secured	NIS	Fixed	IPC	2016 – 2018	4.50%	2,130	2,877
Non-convertible notes	IDBD	Unsecured	I	NIS	Fixed	IPC	2020 – 2025	4.95%	881	2,273
	IDBD	Unsecured	J	NIS	Fixed	N/A	2015 – 2018	6.60%	721	883

	DIC	Unsecured	D	NIS	Fixed	IPC	2012 – 2016	5.00%	2,263	439
	DIC	Unsecured	Fixed	NIS	Fixed	IPC	2017 – 2025	4.95%	2,958	8,293
	DIC	Unsecured	Secured	NIS	Fixed	N/A	2012 – 2016	6.35%	39	56
	DIC	Unsecured	H	NIS	Fixed	IPC	2014 – 2019	4.45%	187	453
	DIC	Unsecured	I	NIS	Fixed	N/A	2010 – 2018	6.70%	1,482	2,194

	Shufersal	Unsecured	B	NIS	Fixed	IPC	2015 – 2019	5.20%	1,706	6,167
	Shufersal	Unsecured	C	NIS	Fixed	N/A	2010 – 2017	5.45%	858	813
	Shufersal	Unsecured	D	NIS	Fixed	IPC	2014 – 2029	2.99%	472	1,483
	Shufersal	Unsecured	E	NIS	Fixed	N/A	2014 – 2029	5.09%	448	1,493
	Shufersal	Unsecured	Fixed	NIS	Fixed	IPC	2020 – 2028	4.30%	317	1,054

	Cellcom	Unsecured	B	NIS	Fixed	IPC	2013 – 2017	5.30%	925	1,582
	Cellcom	Unsecured	D	NIS	Fixed	IPC	2013 – 2017	5.19%	2,423	2,489
	Cellcom	Unsecured	E	NIS	Fixed	N/A	2012 – 2017	6.25%	1,799	1,188
	Cellcom	Unsecured	Fixed	NIS	Fixed	IPC	2017 – 2020	4.60%	715	2,680
	Cellcom	Unsecured	Secured	NIS	Fixed	N/A	2017 – 2019	6.99%	285	1,081
	Cellcom	Unsecured	H	NIS	Fixed	IPC	2018 – 2024	1.98%	950	2,983
	Cellcom	Unsecured	I	NIS	Fixed	N/A	2018 – 2025	4.14%	558	1,843

	PBC	Unsecured	C	NIS	Fixed	IPC	2009 – 2017	5%	2,069	3,581
	PBC	Unsecured	D	NIS	Fixed	IPC	2020 – 2025	4.95%	1,114	4,934
	PBC	Unsecured	Fixed	NIS	Fixed	IPC	2015 – 2023	4.95%	955	3,599
	PBC	Unsecured	Secured	NIS	Fixed	N/A	2015 – 2025	7.05%	632	2,481
	PBC	Unsecured	Gav-Yam Series E	NIS	Fixed	IPC	2014 – 2018	4.55%	707	1,804
	PBC	Unsecured	Gav-Yam Series F	NIS	Fixed	IPC	2021 – 2026	4.75%	1,226	5,790
	PBC	Unsecured	Gav-Yam Series G	NIS	Fixed	N/A	2013 – 2017	6.41%	537	1,171
	PBC	Unsecured	Ispro Series B	NIS	Fixed	IPC	2007 – 2021	5.40%	581	1,358
Total non-convertible notes										67,042

Bank loans	IDBD	Unsecured (1)	-	NIS	V	TIP	2015 – 2018	Prime + 1.3%	415	1,165
	IDBD	Unsecured (1)	-	NIS	V	TIP	2015 – 2019	Prime + 1%	200	259
	IDBD	Unsecured	-	NIS	V	TIP	2015 – 2020	Prime + 0.65%	100	186
	IDBD	Secured (2)	-	NIS	Fixed	IPC	2015 – 2018	6.90%	150	557

	DIC	Unsecured	-	NIS	Fixed	N/A	2015 – 2017	5.39%	250	202
	DIC	Unsecured	-	NIS	V	TIP	2015 – 2018	2.12%	223	417
	DIC	Unsecured	-	NIS	Fixed	N/A	2015 – 2018	5.90%	250	314
	DIC	Unsecured	-	NIS	Fixed	TIP	2015 – 2018	2.20%	250	295

	Shufersal	Secured	-	NIS	Fixed	IPC	2015 – 2017	4.95%	2	4
	Shufersal	Secured	-	NIS	Fixed	IPC	2015 – 2017	4.95%	1	3
	Shufersal	Secured		NIS	Fixed	IPC	2015 – 2017	4.75%	1	2
	Shufersal	Secured	-	NIS	Fixed	IPC	2015 – 2017	4.40%	1	2
	Shufersal	Secured	-	NIS	Fixed	IPC	2015 – 2017	3.25%	3	6

	PBC	Secured	-	NIS	Fixed	N/A	2015 – 2020	3.60%	24	75
	PBC	Secured	-	NIS	Fixed	IPC	2015 – 2020	4.30%	2,004	4,830
	PBC	Secured	-	US$	Fixed	N/A	2015 – 2020	5.00%	1,569	5,367

	Bartan	Unsecured	-	NIS	V	TIP	2015 – 2022	2.80%	12	17
	Bartan	Unsecured	-	NIS	V	TIP	2015 – 2022	3%	7	17

	IDB Tourism	Secured	-	US$	V	TIL		5.66%	207	727
	IDB Tourism	Secured	-	US$	V	TIL	2015 – 2018	5.21%	5	17
	IDB Tourism	Secured	-	NIS	V	TIP	2015 – 2018	4.70%	9	27

	IDBG	Secured	-	US$	V	TIL	2015 - 2015	Libor + 5%	212	596
	IDBG	Unsecured	-	US$	Fixed	N/A	N/A (3)	12% - 5%	17	194
Total bank loans										15,279
Other borrowings										-
Bank overdrafts										101
Non-recourse loan										10,025
Subtotal Operations center in Israel										92,447

(1)    They pertain to a bank loan in the amount of NIS 750 million, where repayment of principal had been deferred for three years starting March 2014 until March 2018.

(2)    In May 2012, IDBD was granted a secured loan in the amount of NIS 150 million by the financial institutions of Menorah Group. Principal is repayable in two installments of NIS 50 million and NIS50 million in 2017 and 2018, respectively. As part of the loan, IDBD granted the lender any stock call option on the shares it held in DIC, representing approximately 1.7% of the share capital issued by this company. These stock options may be exercised until May 2016. The loan was secured by shares of DIC, Clal Industries Ltd. and Clal.

(3)    Without preset maturities.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

25.             Taxes

The details of the provision for the Group’s income tax, is as follows:

	December 31, 2015	December 31, 2014
Current income tax	(130)	(614)
Deferred income tax	(106)	237
Minimum Presumed Income tax (MPIT)	-	(2)
Income tax	(236)	(379)

The gross movement on the deferred income tax account is as follows:

	December 31, 2015	June 30, 2015
Beginning of the period / year	2	23
Added as a result of the business combination (see Note 4)	(3,597)	-
Use of tax loss carryforwards	(6)	(157)
Change of non-controlling interest	(26)	-
Cumulative translation adjustment	(1,319)	(1)
Assets held for sale	-	(33)
Income tax expense and deferred income tax	(106)	170
End of period / year	(5,052)	2

The Group did not recognize deferred income tax assets of Ps. 43.6 and Ps. 36.1 as of December 31, 2015 and June 30, 2015, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of certain Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of such Group’s operations, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient taxable income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Below is a reconciliation between income tax recognized and that which would result applying the prevailing tax rate on Profit before income tax for the six-month periods ended December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Tax calculated at the tax rates applicable to profits in the respective countries	179	(108)
Permanent differences:
Share of (loss) / profit of associates and joint ventures	(378)	(314)
Unrecognized tax losses carryforwards	(3)	(2)
Valuation changes and sale of shares Torodur	-	15
Non-taxable income	(34)	20
Others	-	12
Income tax	(236)	(377)
Minimum Presumed Income tax (MPIT)	-	(2)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

26.              Shareholders’ equity

The breakdown and explanation of shareholders’ equity has not changed from June 30, 2015, and should therefore be read in Note 29 to the Annual Financial Statements.

Group’s other reserves for the years ended December 31, 2015 and 2014 were as follows:

	Attributable to equity holders of the parent
	Cost of treasury stock	Changes from non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Reserve for tender offer to non-controlling shareholders	Cumulative translation adjustment	Total other reserves
Balance at July 1st, 2015	(34)	(6)	64	-	-	306	330
Other comprehensive income for the period......	-	-	-	-	-	204	204
Total comprehensive income for the period	-	-	-	-	-	204	204
Reserve for future dividends - Shareholders' meeting held 11.26.15	-	-	-	520	-	-	520
Reserve for share-based compensation	4	-	-	-	-	-	4
Changes from non-controlling interest	-	36	-	-	-	-	36
Cumulative translation adjustment held before business combination	-	-	-	-	-	(144)	(144)
Tender offer to non-controlling shareholders	-	-	-	-	(190)	-	(190)
Balance at December 31, 2015	(30)	30	64	520	(190)	366	760

	Attributable to equity holders of the parent
	Cost of treasury stock	Changes from non-controlling interest	Reserve for share-based payments	Reserve for new developments	Reserve for tender offer to non-controlling shareholders	Reserve Cumulative translation adjustment	Total other reserves
Balance at July 1st, 2014	(38)	(22)	53	414	-	399	806
Other comprehensive loss for the period	-	-	-	-	-	(152)	(152)
Total comprehensive loss for the period	-	-	-	-	-	(152)	(152)
Distribution of retained earnings approved by Shareholders’ meeting held 11.14.14	-	-	-	(414)	-	-	(414)
Reserve for share-based compensation	-	-	2	-	-	-	2
Changes from non-controlling interest	-	17	-	-	-	-	17
Balance at December 31, 2014	(38)	(5)	55	-	-	247	259

Dividends

During the period ended December 31, 2015 there were no distributions of dividends.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

27.              Revenues

	December 31, 2015	December 31, 2014
Operations center in Argentina
Base rent	732	602
Contingent rent	357	257
Admission rights	93	71
Averaging scheduled rent escalation	11	16
Parking fees	75	53
Letting fees	33	21
Property management fees	21	16
Others	4	4
Rental and service income	1,326	1,040
Sale of trading properties	1	6
Revenue from hotel operations	243	213
Total income from sales, rents and services	1,570	1,259
Income from expenses adjustment and FPC	594	439
Total revenues	2,164	1,698

28.             Costs

	December 31, 2015	December 31, 2014
Operations center in Argentina
Costs of rental and services	795	590
Cost of sales and developments	7	6
Costs from hotel operations	170	139
Total costs	972	735

29.             Expenses by nature

The Group disclosed expenses the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

29.              Expenses by nature (Continued)

For the period ended December 31, 2015:

	Operations center in Argentina
	Group Costs
	Cost of sale and development	Costs of rental and services	Costs from hotel operations	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	-	244	103	78	21	446
Maintenance, security, cleaning, repair and others	4	200	23	18	1	246
Advertising and others selling expenses	-	169	-	-	14	183
Taxes, rates and contributions	2	61	-	8	59	130
Amortization and depreciation	-	96	5	5	-	106
Fees and payments for services	-	3	6	81	7	97
Director´s fees	-	-	-	70	-	70
Other expenses	-	7	12	12	1	32
Food, beverage and other lodging expenses	-	-	21	-	-	21
Leases and service charges........................................	-	15	-	1	1	17
Allowance for trade and other receivables (charge and recovery)	-	-	-	-	16	16
Cost of sales of properties	1	-	-	-	-	1
Total expenses by nature	7	795	170	273	120	1,365

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

29.             Expenses by nature (Continued)

For the period ended December 31, 2014:

	Operations center in Argentina
	Group Costs
	Cost of sale and development	Costs of rental and services	Cost from hotel operations	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	-	178	78	54	14	324
Maintenance, security, cleaning, repair and others	3	152	17	9	1	182
Advertising and others selling expenses	-	110	3	-	13	126
Taxes, rates and contributions	2	48	-	4	43	97
Amortization and depreciation	-	76	6	3	-	85
Fees and payments for services	-	4	1	35	3	43
Director´s fees	-	-	-	40	-	40
Other expenses	-	15	2	15	2	34
Food, beverage and other lodging expenses	-	-	32	-	-	32
Leases and service charges	-	7	-	2	1	10
Allowance for trade and other receivables (charge and recovery)	-	-	-	-	7	7
Cost of sales of properties	1	-	-	-	-	1
Total expenses by nature	6	590	139	162	84	981

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.            Employee costs

	December 31, 2015	December 31, 2014
Operations center in Argentina
Salaries, bonuses and social security expenses	400	297
Costs of equity incentive plan and defined contribution plan	20	7
Other employee costs and benefits	26	20
Total employee costs	446	324

31.       Other operating results, net

	December 31, 2015	December 31, 2014
Operations center in Argentina
Gain from disposal of equity interest in an associate	3	9
Expenses related to transfers of investment property to subsidiaries (1)	-	(110)
Reversal of currency translation adjustment (2)	148	188
Donations	(19)	(8)
Judgments and other contingencies (3)	(4)	(8)
Others	(8)	(3)
Total other operating results, net	120	68

(1)    On December 22, 2014, IRSA conveyed title on the properties located in Bouchard 710, Suipacha 652, Torre BankBoston, República Building, Intercontinental Plaza and the plot of land next to the latter, to its subsidiary IRSA CP, which as from such date will continue to operate such properties. This transfer has had no effects whatsoever in the consolidated financial statements of the Group other than the expenses and taxes associated to the transfer.

(2)    As of December 31, 2015, Ps. 143.5 million correspond to the reversal of currency translation adjustment before business combination with IDBD and Ps. 4.8 million to (the reversal of the translation reserve generated in Rigby following the partial repayment of principal of the company). As of December 31, 2014, corresponds to the reversal of the translation reserve generated in Rigby following the partial repayment of principal of the company.

(3)     Includes legal costs and expenses.

32.             Financial results, net

	December 31, 2015	December 31, 2014
Operations center in Argentina
Finance income:
- Interest income	53	26
- Foreign exchange	311	14
- Dividends income	10	8
Total finance income	374	48
Finance costs:
- Interest expense	(444)	(327)
- Foreign exchange	(1,620)	(178)
- Other finance costs	(74)	(40)
Subtotal finance costs	(2,138)	(545)
Less: Capitalized finance costs	-	10
Total finance costs	(2,138)	(535)
Other financial results:
- Fair value (loss) gain of financial assets and liabilities at fair value through profit or loss, net	(976)	201
- Gain (loss) on derivative financial instruments, net	516	(193)
Total other financial results	(460)	8
Total financial results, net	(2,224)	(479)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

33.              Employee benefits

Due to the business combination described in Note 4, the Group has included the benefits granted in the Operations Center in Israel; the remaining benefits granted in the Operations Center in Argentina have not experienced changes and are described under Notes 25 and 26 to the consolidated financial statements ended June 30, 2015. Benefits to hired employees include post-employment benefits, retirement benefits, share-based plans and other short and long term benefits. The Group’s liabilities in relation to severance pay and/or retirement benefits of Israeli employees are calculated in accordance with Israeli laws.

December 31, 2015
Present value of unfunded obligations	513
Present value of funded obligations	224
Total Present value of defined benefits obligations (post-employment)	737
Fair value of plan assets	(188)
Recognized liability for defined benefits obligations	549
Liabilities from grants	17
Liabilities from vacation and remuneration of employees	10
Liabilities from termination (including early retirement)	3
Subtotal	580
Assets designed for payment of benefits for employees	3
Accounts payable and credit balances	(27)
Total	556

Increase in minimum salaries in Israel. Effect on employees-benefit plans Shufersal.

In January 2016, an amendment was approved to Minimum Salary Law. According to Shufersal estimates, the increase in the minimum salary may have an adverse effect on the business performance and lead to an increase in charges to income related to benefit plans.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

34.            Related parties transactions

During the normal course of business, the Group conducts transactions with its parent company, associates and joint ventures, or different entities or individuals related to it.

As mentioned in Note 4, on October 11, 2015, the Group took over IDBD. Before takeover, the Group had entered into certain transactions with IDBD as associate, mainly related to the subscription of warrants and/or capital contributions, but had not conducted commercial transactions.

As of these financial statements, the Group conducted transactions with related parties included in their two large Operations Center: Israel and Argentina, there being no significant transactions with related parties involving both Operations Centers.

Below are the most significant transactions conducted with related parties in each of the operations centers, their balances as of December 31, 2015 and June 30, 2015 and the corresponding income for each of the reporting periods in these financial statements:

Operations center in Argentina:

1.      Purchase and sale of goods and/or service hiring

In the normal course of its business and with the aim of make resources more efficient, the Group, or its related parties, including its parent company, purchases supplies and materials, and/or hires services on behalf of a company which later sells and/or recovers for companies of the Group or other related parties, based upon their actual utilization.

As of December 31, 2015 and June 30, 2015, the Group maintains aggregate net receivable balances in the amount of Ps. 5 and Ps. 6, respectively, with its controlling company, associates, joint ventures and other related parties, related to sales of advertising seconds to third parties, sales of inputs and materials, and reimbursement of expenses for acquired and/or lent services, among others. These operations do not entail profits to the company recovering expenses, for the same are carried out as per the cost value of the goods or services acquired.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

34.            Related parties transactions (Continued)

2.      Corporate Service Agreement

On June 30, 2004, the Group and its parent Company, Cresud, entered into a Master Agreement for the Exchange of Corporate Services (“Frame Agreement"), automatically renewable every 24 months for equal periods, unless it is terminated by any of the parties upon prior notice. Given that companies have operating areas with certain common characteristics, the Master Agreement seeks to reduce its incidence on operating performance, leveraging and optimizing the individual efficiencies of each of the companies in the various areas that form part of the operating administration.

As of December 31, 2015 and June 30, 2015, the Group maintains aggregate net payable balances in the amounts of Ps. 30 and Ps. 52, respectively, with its controlling company. For the six month period ended December 31, 2015 and 2014, the Group recorded corporate service expenses in the amount of Ps. 55 and Ps. 44, respectively.

3.      Legal services

The Group hires legal services from Estudio Zang, Bergel & Viñes, Our Vice-president, Saúl Zang, and our alternate directors, Juan M. Quintana, Salvador D. Bergel, and D. Pablo Vergara del Carril are members of that law firm.

As of December 31, 2015 and June 30, 2015, the Group maintains net payable balances in the amount of Ps. 0.5 with the Estudio Zang, Bergel & Viñes. For the six month period ended December 31, 2015 and 2014, the Group recorded legal services expenses in the amounts of Ps. 3 and Ps. 2, respectively.

4.      Property leases and/or rights of use

The Group normally leases diverse spaces in its Shopping Centers (stores, stands, storage rooms or advertising spaces) to its associates Tarshop and BHSA, and to a lesser extent to other related parties. Lease agreements entered into with associates included similar provisions to those included in agreements with third parties.

Additionally, the Group assigned under a free-use contract certain spaces in some of its shopping centers to Fundación Museo de los Niños, a non-profit organization, to establish the “Museo de los Niños, Abasto” and “Museo de los Niños, Rosario”, to interactive learning centers for children and adults.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

34.            Related parties transactions (Continued)

The Group, together with its parent company, rent the offices of Eduardo S. Elsztain, property of Isaac Elsztain e Hijos S.C.A. (a company controlled by certain relatives of Eduardo S. Elsztain) and Hamonet S.A. (a company controlled by Fernando A. Elsztain, director of the Group and cousin of Eduardo S. Elsztain), under operating lease contracts, under standard terms and conditions, renewables, expiring in 2017.

Furthermore, the Group leases certain floors and parking space at the Intercontinental Plaza building owned by the Group to its parent company, under operating leases agreements under standard terms and conditions which expires in 2017. The Group also leases certain floors and parking space of its building Suipacha 652 to its associate Tarshop, under operating leases agreements which expires in 2017.

As of December 31, 2015 and June 30, 2015, the Group maintains aggregate net receivable balances in the amount of Ps. 0.50 and Ps. 2, respectively, with its related parties. The Group recognized income from leases and services provided of Ps. 10 and Ps. 3 for the six-month periods ended December 31, 2015 and 2014, respectively.

5.      Remuneration of the Board of Directors and Top Management

The remuneration of directors for each fiscal year is based on the provisions established by the Law N° 19,550, taking into consideration whether such directors perform technical-administrative functions and depending upon the results recorded by the Company during the fiscal year. Once such amounts are determined, they should be approved by the Shareholders’ Meeting. The members of Top Management are appointed and removed by the Board of Directors, and perform functions in accordance with the instructions delivered by the Board itself.

The remuneration earned by Top Management for their functions consists of an amount that is fixed taking into account the manager's backgrounds, capacity and experience, plus an annual bonus based on their individual performance and the Group's results. Also, they participate in defined contribution and share-based incentive plans.

As of December 31, 2015 and June 30, 2015, the Group maintains aggregate net payable balances in the amount of Ps. 28 and Ps. 41, respectively, with Directors and Top Management members. The Group incurred a charge from remuneration to Board of Directors and Top Management of Ps. 70 and Ps. 43 for the six-month periods ended December 31, 2015 and 2014, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

34.            Related parties transactions (Continued)

6.      Financial operations

In the normal course of its activities, the Group enters into diverse loan agreements or credit facilities with related parties. These loans generally accrue interest at market rates and are cancelable wholly or partially prior to the due date, either in cash and/or through capitalization (conversion into shares), and/or by way of offsetting arrangements involving debit and credit balances existing between the parties.

As of December 31, 2015 and June 30, 2015, the Group maintains aggregate net receivable balances in the amount of Ps. 1,119 and Ps. 3,083, respectively, with related parties. The most significant are the following: a loan granted to IFISA for an amount of US$ 40, with maturity on October 8, 2016. Its balance as of December 31, 2015 was Ps. 525. For the six-month periods ended December 31, 2015 and 2014, the Group recognized a loss of Ps. 52 and Ps. 16, respectively, from which Ps. 3 correspond to the borrowing to IFISA.

In March 2015, the Group, through ERSA and PAMSA, purchased 12,072,900 non-convertible Notes at nominal value from Cresud, for a total amount of Ps. 109.9. As of December 31 the remaining balance is Ps. 131.5 and financial income (loss) amounts to Ps. 42.7.

In February 2015, the Group, through Dolphin sold 71.39 million IDBD shares to IFISA, at the closing price of NIS 1.39 per share, making a total of NIS 99.23 million, equal to US$ 25.65 million at the exchange rate prevailing on the transaction date. As of December 31, 2015 and June 30, 2015, the Group maintains aggregate net receivable balances in the amount of Ps. 290 and Ps. 199, respectively.

In June 2015, the Group subscribed Convertible Notes into ordinary shares, issued by BACS for a face value of 100,000,000. As of December 31, 2015 and June 30, 2015, the Group maintains aggregate net receivable balances in the amount of Ps. 100.5 and Ps. 110.9, respectively. For the six-month period ended December 31, 2015, the Group recognized a gain of Ps. 10.4.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

34.            Related parties transactions (Continued)

7.      Donations

Fundación IRSA is a non-profit institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the Group’s employees. The main members of Fundación IRSA's Board of Directors are: Eduardo S. Elsztain (President); Saul Zang (Vice President I), Alejandro Elsztain (Vice President II) and Mariana C. de Elsztain (secretary). It founds its activities with the donations made by the Group.

As of December 31, 2015 and June 30, 2015, the Group recognized a charge of Ps. 3 and Ps. 2, respectively, corresponding to donations.

Furthermore, in the course of its normal operations, the Group grants donations to other foundations and institutions related to the Group through high-rank personnel. The Group incurred a charge, related to other donations, of Ps. 0.1 and Ps. 0.1 for the six-month periods ended December 31, 2015 and 2014, respectively.

8.      Services rendered and received

The Group provides management services to associates, joint ventures and other related parties. As of December 31, 2015 and June 30, 2015, the Group maintains aggregate net receivable balances in the amount of Ps. 5 and Ps. 3, respectively, with related parties. The Group incurred a charge, related to management fees, of Ps. 2 and Ps. 2 for the six-month periods ended December 31, 2015 and 2014, respectively.

35.            Leases

As a result of the business combination described in Note 4, the Group has included a breakdown of existing leases in the Operations Center of Israel, the leases pertaining to the Operations Center in Argentina have not experienced significant modifications and are described under Note 28 to the consolidated financial statements as of June 30, 2015.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

35.             Leases (Continued)

The future aggregate minimum lease proceeds under IDBD's non-cancellable operating leases are as follows:

December 31, 2015
No later than one year	754
From one year to five year	2,179
Later than five years	1,523
Total employee costs	4,456

36.             Fiscal year 2015 20-F Annual Report

IDBD prepares its financial statements in accordance with Israeli auditing standards and files consolidated financial statements publicly with the Israel Securities Authority.  As of June 30, 2015, we held a non-controlling 49% interest in IDBD.  As a result, and as disclosed in our annual report on Form 20-F for the fiscal year ended June 30, 2015, we did not have the power to direct IDBD to prepare and provide to us any financial statements audited in accordance with auditing standards generally accepted in the United States (“U.S. GAAS”).  For this reason, we included in our annual report on 2015 Form 20-F certain financial statements of IDBD prepared in accordance with Israeli auditing standards, including IDBD’s unaudited consolidated financial statements as of and for the fiscal year ended December 31, 2014 which are at the time of filing IRSA’s 2015 Form 20-F were IDBD’s most recent annual consolidated financial statements.  IDBD is currently preparing for the first time consolidated financial statements under U.S. GAAS for its fiscal year ended December 31, 2014.  We intend to file such IDBD financial statements publicly with the SEC, and accordingly to amend our 2015 Form 20-F, as soon as we receive the financial statements from IDBD.

37.             Subsequent events

•       On January 21, 2016 the holders of warrants Series 4 of IDBD asked the district court of Tel Aviv to order IDBD to take all steps required to extend the exercise date and of warrants Series 4 to a date at least 30 days after the implementation of the first part of the Tender Offers, considering that the exercise date for such warrants had been set for February 10, 2016. On February 4, 2016 the Court decided to grant the petition and thus extended the exercise of warrants Series 4 to May 10, 2016. On February 9, IDBD filed an appeal with the Supreme Court where IDBD requests that the decision dated February 4 be overruled and a new exercise date be set as near as possible to the original exercise date; as of the date of these financial statements, no answer has been given to such request.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

37.            Subsequent events (Continued)

•       On January 24, 2016, the Board of IDBD approved a public offering to be conducted on February 2016 in the amount of 700 million common shares at a price per share above NIS 0.714 per share (equal to $ 2.3919 per share at the exchange rate of 3.35), which is equal to a minimum offer of NIS 500 million (or $ 1,674 at the exchange rate of 3.35). On February 1, 2016 IDBD received a letter from the minority shareholder’s attorney, where it claims that the prospective offer mentioned above requires approval pursuant to section 275 of the Business Companies Act, 5759-1999, including the approval of the Shareholders’ Meeting where the majority of the shareholders lack any personal interest in the issuance, for in the note the attorney alleges there is a personal interest in the issuance in question. As of the balance sheet date, there is no certainty as to the final terms of the public offering.

•       On February 2, 2016, IRSA CP transferred title to 851 square meters pertaining to an office floor and 8 parking lot units at the Intercontinental Plaza building to an unrelated party, with a remaining 6,308 square meters in this building being owned by the Company. The transaction price was Ps. 41.5, which has already been fully paid. Gross profit of this operation amounts to Ps. 19.8 approximately.

•       On February 5, 2016, Dolphin has entered into an option agreement with IFISA that grants Dolphin the right, but not the obligation, to acquire 92,665,925 shares in IDBD which IFISA acquired in the BMBY process (as defined in note 4) at a price per share of NIS 1.64 plus an annual interest rate of 8.5%. The exercise date for the option extends for two years. Additionally, Dolphin is entitled to a first refusal right in case that IFISA agrees to sell these shares to a third party.

•       On February 7, 2016, and pursuant to the arbitration proceeding started in 2015 between Extra and Dolphin, Extra filed with the arbitrator a claim against Dolphin, IFISA and Eduardo Elsztain claiming failure to comply with shareholders’ agreement and other commitments for the purpose of taking over IDBD. In its claim Extra requests an instruction order requiring that both Dolphin and IFISA, jointly and severally, pay to Extra at least NIS 1,250 million, plus expenses and interests, which include the nominal loss incurred by Extra in its investment in IDBD, the earnings that Extra expected to make on its investment in IDBD and additional compensation. Based on the arbitration terms, Dolphin and IFISA have 21 days as from the date Extra filed its claim to file their defense and any counterclaim, if any. Dolphin is analyzing the best available strategy to this end.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

Legal address: Bolivar 108 – 1° floor

Autonomous City Buenos Aires

Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed  interim consolidated statement of financial position as of December 31, 2015, and the unaudited condensed interim consolidated statements of income and comprehensive income for the six-month period and three-month period ended December 31, 2015, the unaudited condensed interim consolidated statement of changes in shareholders’ equity and unaudited condensed interim consolidated statement of cash flows for the six-month period ended December 31, 2015 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2015 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of  these unaudited condensed interim consolidated financial statements  in accordance with the International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE)  as professional accounting standards and added by the National Securities Commission (CNV) to its regulations as approved by the International Accounting Standard Board (IASB) and , for this reason,  is responsible for the preparation and presentation of the unaudited condensed interim consolidated  financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of comprehensive income and consolidated statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard No. 34.

Emphasis paragraph

Without modifying our conclusion, we want to refer to the information included in Note 1 of these unaudited condensed interim consolidated financial statements.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)           the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

b)           the unaudited condensed interim separate financial statements of  IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)           we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)          at December 31, 2015, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 115,656 which was no callable at that date.

Autonomous City of Buenos Aires, February 11, 2016

PRICE WATERHOUSE & Co. S.R.L. (Socio) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Contador Público (UBA) C.P.C.E.C.A.B.A. T° 326 F° 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Socio) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Contador Público (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2015 and for the six-month periods ended December 31, 2015 and 2014

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Financial Position

as of December 31, 2015 and June 30, 2015

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2015	06.30.2015
ASSETS
Non-current Assets
Investment properties	6	504	412
Property, plant and equipment	7	3	3
Trading properties	8	25	11
Intangible assets	9	52	52
Investments in subsidiaries, associates and joint ventures	5	2,430	3,315
Deferred income tax assets	18	124	283
Income tax and minimum presumed income tax credit		95	100
Trade and other receivables	11	3,187	2,248
Investments in financial assets	12	100	100
Total Non-current Assets		6,520	6,524
Current Assets
Inventories		1	-
Trading properties	8	1	-
Trade and other receivables	11	280	215
Income tax and minimum presumed income tax ("MPIT") credit		42	13
Investments in financial assets	12	515	96
Derivative financial instruments	13	9	-
Cash and cash equivalents	14	81	3
Total Current Assets		929	327
TOTAL ASSETS		7,449	6,851
SHAREHOLDERS’ EQUITY
Share capital		575	574
Treasury stock		4	5
Inflation adjustment of share capital and treasury stock		123	123
Share premium		793	793
Additional paid-in capital from treasury stock		13	7
Legal reserve		117	117
Special reserve		4	4
Other reserves	19	760	330
Retained earnings		(486)	521
TOTAL SHAREHOLDERS’ EQUITY		1,903	2,474
LIABILITIES
Non-Current Liabilities
Trade and other payables	15	184	3
Borrowings	17	4,059	2,819
Provisions	16 and 5	6	1
Other Liabilities	5	323	583
Total Non-Current Liabilities		4,572	3,406
Current Liabilities
Trade and other payables	15	127	94
Derivative financial instruments	13	1	-
Salaries and social security liabilities		1	2
Borrowings	17	820	850
Provisions	16	25	25
Total Current Liabilities		974	971
TOTAL LIABILITIES		5,546	4,377
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		7,449	6,851

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

1

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Income

for the six and three-month periods beginning on July 1st and October 1st, 2015 and 2014 and ended December 31, 2015 and 2014

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Income from sales, rents and services	20	31	135	16	63
Income from expenses	20	6	33	3	17
Costs	21	(15)	(48)	(7)	(24)
Gross Profit		22	120	12	56
Gain from disposal of investment properties	6	729	454	640	434
General and administrative expenses	22	(59)	(43)	(35)	(22)
Selling expenses	22	(13)	(9)	(8)	(4)
Other operating results, net	24	(4)	(5)	-	(1)
Profit from operations		675	517	609	463
Share of profit of subsidiaries, associates, and joint ventures	5	(542)	(126)	(339)	(209)
Profit from operations before financial results and income tax		133	391	270	254
Finance income	25	1,129	34	989	13
Finance cost	25	(1,546)	(347)	(1,320)	(146)
Other financial results	25	(70)	(10)	(69)	(9)
Financial results, net	25	(487)	(323)	(400)	(142)
(Loss) / Profit before income tax		(354)	68	(130)	112
Income tax	18	(133)	(64)	(81)	(109)
(Loss) / Profit for the period		(487)	4	(211)	3

(Loss) / Profit per share for the period:
Basic		(0.847)	0.008	(0.367)	0.002
Diluted		(0.847)	0.008	(0.367)	0.002

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

2

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Comprehensive Income

for the six and three-month periods beginning on July 1st and October 1st, 2015 and 2014 and ended December 31, 2015 and 2014

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Six months		Three months
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
(Loss) / Profit for the period	(487)	4	(211)	3
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment of subsidiaries, associates, and joint ventures	204	(152)	169	(189)
Other comprehensive income (loss) for the period (i)	204	(152)	169	(189)
Total comprehensive loss for the period	(283)	(148)	(42)	(186)

(i) Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

3

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity

for the six-month periods ended December 31, 2015 and 2014

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share Capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock (2)	Share premium	Additional Paid-in Capital from Treasury Stock	Legal reserve	Special reserve	Other reserves (Note 19)	Retained earnings	Total Shareholders' equity
Balance at June 30, 2015	574	5	123	793	7	117	4	330	521	2,474
Loss for the period	-	-	-	-	-	-	-	-	(487)	(487)
Other comprehensive income for the period	-	-	-	-	-	-	-	204	-	204
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	204	(487)	(283)
Creation / release of reserves	-	-	-	-	-	-	-	520	(520)	-
Changes in non-controlling interest	-	-	-	-	-	-	-	36	-	36
Tender offer to non-controlling shareholders	-	-	-	-	-	-	-	(190)	-	(190)
Reserve for share-based compensation	1	(1)	-	-	6	-	-	4	-	10
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	-	(144)	-	(144)
Balance at December 31, 2015	575	4	123	793	13	117	4	760	(486)	1,903

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

(1)   Related to CNV General Resolution N° 609/12. See Note 19.

(2)   Includes Ps. 1 of inflation adjustment of Treasury Stock. See Note 19.

Alejandro G. Elsztain Vice President II Acting as President

4

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity

for the six-month periods ended December 31, 2015 and 2014

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury Stock	Inflation adjustment of Capital and Treasury Stock (2)	Share premium	Legal reserve	Special reserve (1)	Other reserves (Note 19)	Retained earnings	Total Shareholders' equity
Balance at June 30, 2014	574	5	123	793	117	375	806	(785)	2,008
Profit for the period	-	-	-	-	-	-	-	4	4
Other comprehensive income for the period	-	-	-	-	-	-	(152)	-	(152)
Total comprehensive income for the period	-	-	-	-	-	-	(152)	4	(148)
Reserve for share-based compensation	-	-	-	-	-	-	2	-	2
Reimbursement of expired dividends	-	-	-	-	-	-	-	1	1
Appropriation of retained earnings approved by Shareholders’ meeting held 11.14.14	-	-	-	-	-	(371)	(414)	785	-
Acquisition of non-controlling interest	-	-	-	-	-	-	17	-	17
Balance at December 31, 2014	574	5	123	793	117	4	259	5	1,880

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

(1)   Related to CNV General Resolution N° 609/12. See Note 19.

(2)   Includes Ps. 1 of inflation adjustment of Treasury Stock. See Note 19.

Alejandro G. Elsztain Vice President II Acting as President

5

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Cash Flows

for the six-month periods ended December 31, 2015 and 2014

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2015	12.31.2014
Operating activities:
Cash generated from the operations	14	80	74
Net cash generated by operating activities		80	74
Investing activities:
Capital contributions to subsidiaries, associates and joint ventures	5	(504)	(12)
Additions of investment properties	6	(1)	(166)
Proceeds from sale of property		-	90
Proceeds from sale of investment properties	6	768	505
Additions of property, plant and equipment	7	-	(1)
Proceeds from transfers of assets to subsidiaries		62	-
Additions of investments in financial assets		(1,387)	(988)
Proceeds from sale of investments in financial assets		1,229	569
Interest received		2	-
Loans granted to subsidiaries, associates and joint ventures		-	(2)
Share-holding decrease / (increase) in equity investees associates		77	(5)
Dividends received		-	142
Net cash generated by investing activities		246	132
Financing activities:
Bank overdrafts, net		231	(4)
Proceeds from borrowings		-	110
Payment of non-convertible notes		(96)	-
Dividends paid	19	(8)	(48)
Interest paid		(218)	(177)
Proceeds / (Acquisition) of derivative financial instruments		55	(1)
Payment of borrowings from subsidiaries, associates and joint ventures		-	(1)
Proceeds from borrowings from subsidiaries, associates and joint ventures		2	11
Repurchase of non-convertible notes		(121)	-
Reissuance non-convertible notes		7	-
Payment of borrowings		(100)	-
Net cash used in financing activities		(248)	(110)
Net increase in cash and cash equivalents		78	96
Cash and cash equivalents at the beginning of the year	14	3	43
Cash and cash equivalents at end of period		81	139

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

6

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.                General information and company’s business

IRSA was founded in 1943, primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st Floor, Autonomous City of Buenos Aires, Argentina.

The Company owns, manages and develops, directly and indirectly through its subsidiaries, a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping centers and branded hotels across Argentina, and also office properties in the United States of America and Israel. As mentioned in Note 1 to the Unaudited Condensed Consolidated Financial Statements, on October 11, 2015 IRSA acquired control over IDBD. This Israeli company is one of the largest and most significant conglomerates of Israel, which takes part in many markets and sectors of the industry.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 11, 2016.

2.                 Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.      Basis of preparation

The Unaudited Condensed Interim Financial Statements have been prepared in accordance with the Technical Resolution N° 26 of the Argentine Federation of Professional Councils of Economic Science and with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Law N° 19,550 and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13 of the CNV. Such information is included in the Notes to these Unaudited Condensed Interim Separate Financial Statements according to IFRS.

These Financial Statements should be read together with the annual separate financial statements of the Company as of June 30, 2015 prepared in accordance with the Technical Resolution N° 26. These Unaudited Condensed Interim Separate Financial Statements are presented in Argentine Pesos.

These Unaudited Condensed Interim Separate Financial Statements corresponding to the six and three-month periods ended December 31, 2015 and 2014 have not been audited. The Company’s Management believes they include all necessary adjustments to fairly present the results of each period. The Company’s six and three-month periods ended December 31, 2015 and 2014 results do not necessarily reflect the proportion of the Company’s full-year results.

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IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.                 Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.2.      Significant accounting policies

            The principal accounting policies adopted for the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the preparation of the information under RT 26 as of June 30, 2015, and are based on those IFRS in force as of June 30, 2015 (except for the accounting of investments in subsidiaries, associates and joint ventures, which are accounted for under the equity method as required in RT 26). In addition, the most significant accounting policies are described in the Annual Separate Financial Statements and in Note 2 to the Unaudited Consolidated Financial Statements as of December 31, 2015.

2.3.      Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of financial statements as of and for the fiscal year ended June 30, 2015, save for changes in accrued income tax, provision for legal claims, allowance for bad debts and accrued supplementary rental.

2.4.         Comparative Information

Balance items as of December 31, 2014 and June 30, 2015 shown in these financial statements for comparative purposes arise from financial statements then ended. Certain reclassifications have been made in order to present figures comparatively with those of this period.

8

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

3.         Acquisition and disposals

See description of acquisitions and disposals made by the Company and/or its subsidiaries for the six-month period ended December 31, 2015 in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements. Among the acquisitions, it is described the takeover of IDBD.

Company’s Merger and Spin-off – Merger with Solares de Santa María S.A. (Solares), Unicity S.A. (Unicity) and Spin-off – Merger with E-Commerce Latina S.A. (ECLSA)

Pursuant to the previous merger and spin-off commitment undertaken on September 16, 2015, the following transactions were agreed upon:

a)      the “Takeover Merger” with Solares, where Solares would be the acquired or target company and IRSA would be the acquirer;

b)      the “Takeover Merger” with Unicity, where Unicity would be the acquired or target company and IRSA would be the acquirer;

c)      the spin-off of a 7.96% ECLSA equity, which accounts for a 11.39% equity interest in Solares, in order for that interest to be subsequently merged into IRSA. ECLSA shall retain the ownership of all of its other rights, obligations, assets and liabilities.

That was approved in Shareholders' Meeting held on November 26, 2015.

The following table summarizes the effect the merger, and the spin-off-merger would have had on the Company’s separate balance sheet as of June 30, 2015.

Caption	Issued Financial Statements as of June 30, 2015 Ps.	Solares as of June 30, 2015	Unicity as of June 30, 2015	ECLSA spin-off assets as of June 30, 2015	Eliminations / Reclassifications as of June 30, 2015 Ps.	Merged Financial statements Ps.
Non-current Assets	6,620	321	30	21	(365)	6,627
Current Assets	336	1	-	-	(7)	330
Total Assets	6,956	322	30	21	(372)	6,957
Shareholders' Equity	2,474	314	30	21	(365)	2,474
Non-Current Liabilities	3,503	-	-	-	-	3,503
Current Liabilities	979	8	-	-	(7)	980
Total Liabilities	4,482	8	-	-	(7)	4,483

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IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

4.         Financial risk management and fair value estimates

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the annual separate financial statements as of June 30, 2015. There have been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year, except for those financial risks incorporated by IDBD's business combination. See Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements.

5.         Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include IRSA CP and Tyrus.

As indicated in Note 1 to the Unaudited Condensed Consolidated Financial Statements, the Company has an indirect participation in IDBD through Tyrus. Factors namely (i) IDBD’s current financial position and need for financing to honor its financial debt and other commitments, (ii) the renegotiation underway with financial creditors, and (iii) the term set by Israel’s governmental authorities to sell the equity interest in Clal and the potential effects of such sale, in particular, on its market value, raise significant uncertainties as to IDBD’s capacity to continue as a going-concern.

Its main associates include BHSA and New Lipstick. Its main joint ventures include Cyrsa and Puerto Retiro.

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IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

5.         Information about principal subsidiaries, associates and joint ventures (Continued)

Set out below is the summarized financial information for investments in subsidiaries, associates and joint ventures for the six-month period ended December 31, 2015 and for the year ended June 30, 2015:

Subsidiaries, Associates and Joint ventures

	December 31, 2015	June 30, 2015
Beginning of the period / year	2,732	3,441
Capital contribution (v)	504	1,378
Changes of non-controlling interest	(13)	22
Merger–spin-off (iv)	(165)	-
Share of (loss) / profit, net	(542)	719
Translation adjustment	60	(93)
Dividends distribution (i)	(279)	(455)
Reserve for tender offer to non-controlling interests	(190)	-
Capital reduction (ii)	-	(123)
Reimbursement of expired dividends	-	1
Intergroup transactions from transfer of assets	-	(2,158)
Disposal of subsidiaries, associates and joint ventures	(2)	-
End of the period / year (iii)	2,105	2,732

(i)    During the period Palermo Invest S.A., Inversora Bolivar S.A., ECLSA and IRSA CP distributed dividends to the Company for an amount of Ps. 3, Ps. 3, Ps. 3 and Ps. 271, respectively. During the year ended June 30, 2015, IRSA CP, Cyrsa S.A., BHSA, Inversora Bolivar S.A. and ECLSA, distributed dividends to the company for an amount of Ps. 418, Ps. 31, Ps. 2, Ps. 2, and Ps. 2, respectively.

(ii)   During the year ended June 30, 2015, Cyrsa S.A. and Nuevas Fronteras S.A. made a capital reduction to the Company in the amount of Ps. 111 and Ps. 12, respectively.

(iii)   As of December 31, 2015 and June 30, 2015 includes Ps. 323 and Ps. 583, respectively, corresponding to equity interest in IRSA CP, included in Other liabilities non-current. Even though the Company has positive financial position and income, under applicable accounting standards, the Company has recorded an adjustment to consolidated income items included in the asset balance of the subsidiary (transferred to this as part of the transaction indicated in Note 3 to the Annual Financial Statements), resulting in a negative accounting exposure. This effect will be reverting in future fiscal years by way of an amortization over the residual useful life of the real property transferred and/or by total or partial disposition of those assets.

Additionally as of December 31, 2015 includes Ps. 2 corresponding to equity interest in Hoteles Argentinos S.A., included in Provisions.

(iv)  See Note 3.

(v)   During the period capital contributions were made to Tyrus S.A. and Manibil S.A. for Ps. 494 and Ps. 10, respectively. During the fiscal year ended as of June 30, 2015 capital contributions were made to Manibil S.A., Tyrus S.A., Solares and Efanur S.A. for Ps. 7, Ps. 1,288, Ps. 1 and Ps. 82 respectively.

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IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.         Investment properties

Changes in Company’s investment properties for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	Rental properties	Undeveloped parcel of lands		Properties under development		Total
At July 1st, 2014:
Costs	803	119		-		922
Accumulated depreciation	(185)	-		-		(185)
Residual value	618	119		-		737
Year ended June 30, 2015:				-
Additions	217	-				217
Transfers of property, plant and equipment	6	-		-		6
Disposals	(533)	(1)		-		(534)
Depreciation (i)	(14)	-		-		(14)
Residual value at the year end	294	118		-		412
At June 30, 2015:				-
Costs	329	118		-		447
Accumulated depreciation	(35)	-		-		(35)
Residual value	294	118		-		412
Period ended December 31, 2015:				-	-
Additions	1	-		-		1
Additions as a result of the merger (ii)	12	159		-		171
Disposals	(60)	(3)	-	-		(63)
Transfers (iii)	-	(110)		95		(15)
Depreciation (i)	(2)	-		-		(2)
Residual value at period end	245	164		95		504
At December 31, 2015:
Costs	253	164		95		512
Accumulated depreciation	(8)	-		-		(8)
Residual value	245	164		95	-	504

(i)   Depreciation charges of investment properties were included in “Costs” in the Statements of Income (Note 22).

(ii) See Note 3.

(iii) Corresponds to transfers within investment properties and/or trading properties.

The following amounts have been recognized in the statement of income:

	December 31, 2015	December 31, 2014
Rental and service income	31	133
Income from collected expenses	6	33
Rental properties maintenance and operation	(11)	(46)
Maintenance of undeveloped land	(3)	(1)
Gain from disposal of investment properties	729	454

12

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.         Investment properties (Continued)

The following is a detailed summary of the investment properties of the Company by type as of December 31, 2015 and June 30, 2015.

Name	Net book amount
	December 31, 2015	June 30, 2015
Office building and Other rental properties portfolio:
Bouchard 551	8	8
Dique IV	-	52
Libertador 498	4	4
Maipú 1300	5	14
Santa María del Plata	12	-
Constitución 1111	1	1
La Adela	215	215
Total Office and Other rental properties portfolio	245	294
Undeveloped Parcels of land:
Catalinas Norte	-	109
Pilar	2	2
Santa María del Plata	159	-
Others	3	7
Total of undeveloped parcels of land	164	118
Properties under development:
Catalinas Norte	95	-
Total Properties under development	95	-
Total	504	412

13

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

7.         Property, plant and equipment

Changes in Company’s property, plant and equipment for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

Total
At July 1st, 2014:
Costs	34
Accumulated depreciation	(26)
Residual value	8
Year ended June 30, 2015:
Additions	1
Transfers of property, plant and equipment	(5)
Disposals	-
Depreciation (i)	(1)
Residual value at the year end	3
At June 30, 2015:
Costs	29
Accumulated depreciation	(26)
Residual value	3
Period ended December 31, 2015:
Book amount at the beginning of the year	3
Additions	0
Additions as a result of the merger (ii)	0
Depreciation (i)	0
Residual value at period end	3
At December 31, 2015:
Costs	29
Accumulated depreciation	(26)
Residual value	3

(i)   Depreciation charges of property, plant and equipment were included in “Cost” and “General and administrative expenses” in the statement of income (Note 22).

(ii)  See Note 3.

14

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

8.         Trading properties

Changes in the Company’s trading properties for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	Completed properties	Properties under development	Total
At July 1st, 2014	3	8	11
Disposals (i)	-	-	-
At June 30, 2015	3	8	11
Transfers (i)	-	15	15
At December 31, 2015	3	23	26

(i)     Corresponds to the carrying amount of properties transferred included in "Cost" in the statement of income (Note 22).

The following is a detailed summary of the properties for sale of the Company by type as of December 31, 2015 and June 30, 2015:

	Book Values
Description	December 31, 2015	June 30, 2015
Properties under development:
Pereiraola	8	8
Catalinas Norte	15	-
Total properties under development	23	8
Completed properties:
Abril	3	3
Total completed properties	3	3
Total	26	11

	December 31, 2015	June 30, 2015
Net book amount
Non-current	25	11
Current	1	-
Total	26	11

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IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.         Intangible assets

Changes in Company’s intangible assets for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	Right to receive future units under barter agreements (ii)	Others	Total
At July 1st, 2014:
Costs	52	7	59
Accumulated depreciation	-	(2)	(2)
Residual value	52	5	57
Year ended June 30, 2015:
Additions	-	0	0
Disposals	-	(5)	(5)
Depreciation (i)	-	0	0
Residual value at the year end	52	0	52
At June 30, 2015:
Costs	52	2	54
Accumulated depreciation	-	(2)	(2)
Residual value	52	0	52
Period ended December 31, 2015:
Book amount at the beginning of the year	52	0	52
Depreciation (i)	-	0	0
Residual value at period end	52	0	52
At December 31, 2015:
Costs	52	2	54
Accumulated depreciation	-	(2)	(2)
Residual value	52	0	52

(i)   Amortization charges of intangible assets are included in “General and administrative expenses” in the statement of income (Note 22).

(ii)  As of December 31, 2015 and June 30, 2015 receivables in kind representing the right to receive residential apartments in the future by way of barter agreements, are included for an amount of Ps. 52 million (see Note 38 to the Annual Consolidated Financial Statements as of June 30, 2015).

16

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

10.       Financial instruments by category

Determination of fair values

See determination of fair value in Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables presents the financial assets and financial liabilities of the Company that are measured at fair value as of December 31 and June 30, 2015 and their allocation to the fair value hierarchy:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Mutual funds	24	-	-	24
- Related parties bonds (Note 27)	52	-	-	52
- Derivative financial instruments	-	9	-	9
- Bonds	428	-	-	428
Total assets	504	9	-	513

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Mutual funds	37	-	-	37
- Related parties bonds (Note 27)	37	-	-	37
- Bonds	22	-	-	22
Total assets	96	-	-	96

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Liabilities
- Derivative financial instruments	(1)	-	-	(1)
Total liabilities	(1)	-	-	(1)

The derivative financial instruments are classified as Level 2 since their fair value is calculated under the discounted cash flow method. The main parameter used in that model is interest rate futures (Note 13).

17

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

10.       Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign currency-contracts	Present value method	Theoretical price	Money market interest-rate curve; Foreign exchange curve.

11.             Trade and other receivables

Company’s trade and other receivables, as of December 31, 2015 and June 30, 2015 are as follows:

	December 31, 2015	June 30, 2015
Non-current
Sale, leases and services receivable	1	1
Receivables from the sale of properties	3,159	2,239
Loans granted	-	4
Total Non-current trade receivables	3,160	2,244
Prepaid expenses	13	-
Trade receivables of joint ventures	5	3
VAT receivables	9	-
Others	-	1
Total Non-current other receivables	27	4
Total non-current trade and other receivables	3,187	2,248
Current
Leases and services receivables	32	36
Receivables from the sale of properties	133	89
Overdue debtors and debtors under legal proceedings	11	8
Less: Allowance for trade accounts receivables	(15)	(10)
Total Trade accounts receivables	161	123
Tax receivables	9	6
Prepaid expenses	2	5
Expenses and services to recover	84	77
Advance payments	3	3
Loans granted	4	-
Advances to directors	8	-
Dividends received	3	-
Others	6	1
Total Current other receivables	119	92
Total Current trade and other receivables	280	215
Total trade and other receivables	3,467	2,463

18

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

11.             Trade and other receivables (Continued)

Movements on the Company’s allowance for trade and other receivables are as follows:

	December 31, 2015	June 30, 2015
Beginning of the period / year	10	8
Charges for the period / year	5	3
Unused amounts reversed	-	(1)
End of the period / year	15	10

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 22). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

12.              Investments in financial assets

Company’s investments in financial assets as of December 31, 2015 and June 30, 2015 are as follows:

	December 31, 2015	June 30, 2015
Non-current
Financial assets at amortized cost
Related parties bonds (Note 27)	100	100
Total Non-current investments in financial assets	100	100
Current
Financial assets at fair value
Mutual funds	24	37
Related parties bonds (Note 27)	52	37
Bonds	428	22
Financial assets at amortized cost
Related parties bonds (Note 27)	11	-
Total current investments in financial assets	515	96
Total investments in financial assets	615	196

19

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

13.              Derivative financial instruments

Company’s derivative financial instruments as of December 31 and June 30, 2015 are as follows:

	December 31, 2015	June 30, 2015
Assets
Current
Foreign currency future contracts (Note 33)	9	-
Total current assets	9	-
Liabilities
Current
Foreign-currency future contracts	(1)	-
Total current liabilities	(1)	-
Total derivative financial instruments	8	-

As of December 31, 2015, as part of the Company’s exchange rate risk management policy, it had executed foreign exchange rate futures in the amount of US$ 29.15, at an average exchange rate of Ps. 11 to US$ 1. As of December 31, 2015 the gain generated by these futures amounted to Ps. 89.78 and was booked under the line Gains (losses) from financial derivatives, net.

14.             Cash flow information

The following table shows the amounts of cash and cash equivalents as of December 31 and June 30, 2015:

	December 31, 2015	June 30, 2015
Cash at bank and on hand	81	3
Total cash and cash equivalents	81	3

20

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

14.         Cash flow information (Continued)

Following is a detailed description of cash flows generated by the Company’s operations for the six-month periods ended December 31, 2015 and 2014.

	Note	December 31, 2015	December 31, 2014
(Loss) / Profit for the period		(487)	4
Adjustments for:
Income tax	18	133	64
Depreciation and amortization	22	2	11
Loss from disposal of investment properties	6	(729)	(454)
Gain from disposal of associates		(3)	-
Loss from repurchase of Non-Convertible Notes		-	4
Share-based compensation plan	26	2	8
Changes in fair value of investments in financial assets	25	160	5
(Loss) / Gain from derivative financial instruments		(90)	1
Interest expense, net		144	187
Provisions and allowances		7	11
Share of profit from of subsidiaries, associates and joint ventures		542	126
Unrealized foreign exchange loss, net		254	113
Decrease / (Increase) in trade and other receivables		134	(13)
Increase in trade and other payables		11	13
Decrease in salaries and social security liabilities		-	(1)
Decrease in provisions		-	(5)
Net cash generated by operating activities		80	74

21

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

14.          Cash flow information (Continued)

Additional information	12.31.15	12.31.14
Increase in dividends receivable through a decrease in equity investments in subsidiaries, associates and joint ventures	280	-
Decrease in dividends receivable through a decrease in borrowings granted to subsidiaries	242	-
Increase in borrowings through an increase in investments in financial assets	229	-
Increase in investments in financial assets through an increase in trade and other payables	180	-
Use of tax loss carryforwards	88	-
Acquisition of non-controlling interest	62	17
Cumulative translation adjustment	60	152
Decrease in dividends receivable through a decrease in trade payables	36	-
Increase in deferred income tax liability through a decrease in reserve for changes in non-controlling interests	26	-
Transfers of investment properties through an increase in trading properties	15	-
Reserve for share-based payments	9	6
Decrease in borrowings through a decrease in equity investments in subsidiaries, associates and joint ventures	-	149
Increase in investment properties through a decrease in financial assets	-	48
Increase in investments in financial assets through an increase in borrowings	-	7
Decrease in investments in financial assets through an increase in trade and other receivables	-	3
Reimbursement of expired dividends	-	1

Sale of properties to IRSA CP	12.31.15	12.31.14
Gain from disposal to IRSA CP	-	2,164
Investment properties	-	472
Value of disposal assets	-	472
Gain from disposal to IRSA CP	-	2,636
Trade and other receivables	-	(2,292)
Investment in financial assets	-	(86)
Borrowings	-	(169)
Total consideration paid not affecting funds	-	(2,547)
Cash	-	89

	12.31.15	12.31.14
Balances added as a result of the merger
Assets
Trade and other receivables	(5)	-
Investments in subsidiaries, associates and joint ventures	(165)	-
Investment properties	171	-
Total Assets	1	-
Liabilities
Borrowings	1	-
Total Liabilities	1	-

22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

15.              Trade and other liabilities

Company’s trade and other payables as of December 31 and June 30, 2015 are as follows:

	December 31, 2015	June 30, 2015
Non-current
Tax amnesty plan for payable taxes	2	3
Customers advances	181	-
Other tax payables	1	-
Total non-current trade and other payables	184	3

Current
Trade payables	33	51
Invoices to be received	13	10
Customers advances	10	7
Sales, rent and services payments received in advance	-	3
Tenant deposits	1	1
Total current trade payables	57	72
Dividends payable to non-controlling shareholders	-	9
Tax on shareholders’ personal assets	3	2
Director´s fees	3	-
Long-term incentive plan	49	8
Others	15	3
Total current other payables	70	22
Total current trade and other payables	127	94
Total trade and other payables	311	97

16.             Provisions

The table below shows the movements in Company's provisions:

	Labor, legal and other claims	Investments in associates and joint ventures (*)	Total
At June 30, 2015	26	-	26
Additions	4	2	6
Decreases	(1)	-	(1)
At December 31, 2015	29	2	31

(*)  Corresponds to equity interests in associates with negative equity.

The breakdown of total current and non-current provisions is as follows:

	December 31, 2015	June 30, 2015
Non-current	6	1
Current	25	25
	31	26

23

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

17.              Borrowings

Company’s borrowings as of December 31 and June 30, 2015 were as follows:

						Book value
	Secured/ unsecured	Currency	Fixed Rate/ floating	Effective interest rate %	Nominal value of share capital	December 31, 2015	June 30, 2015
Non-current
IRSA NCN due 2017 (Note 27)	Unsecured	US$	Fixed	8.50%	150	1,955	1,355
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	150	1,932	1,345
IRSA NCN due 2017	Unsecured	Ps.	Floating	Badlar + 450 points	11	11	11
Borrowings non-current						3,898	2,711
Related parties (Note 27) (1)						161	108
Total non-current borrowings						4,059	2,819
Current
IRSA NCN due 2017 (Note 27)	Unsecured	US$	Fixed	8.50%	150	68	48
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	150	100	70
IRSA NCN due 2015	Unsecured	Ps.	Floating	Badlar + 395 points	209	-	214
Bank overdrafts	Unsecured	Ps.	Floating	-	-	586	352
Bank loans	Unsecured	Ps.	Fixed	23%	100	-	100
Borrowings current						754	784
Related parties (Note 27) (1)						66	66
Total current borrowings						820	850
Total borrowings						4,879	3,669

24

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

17.          Borrowings (Continued)

(1)   Related parties breakdown:

						Book value
	Secured/ unsecured	Currency	Fixed Rate/ floating	Effective interest rate %	Nominal value	December 31, 2015	June 30, 2015
Non-current
Inversora Bolivar S.A.	Unsecured	Ps.	Floating	Badlar	7	6	-
ECLSA	Unsecured	Ps.	Floating	Badlar	3	5	-
Nuevas Fronteras S.A.	Unsecured	Ps.	Floating	Badlar	21	27	21
Cyrsa S.A.	Unsecured	Ps.	Floating	Badlar	15	18	14
Ritelco S.A.	Unsecured	US$	Floating	Libor 3m + 200 points	8	105	73
Total Non-current related parties borrowings						161	108
Current
Inversora Bolivar S.A.	Unsecured	Ps.	Floating	Badlar	7	-	9
Nuevas Fronteras S.A.	Unsecured	Ps.	Floating	Badlar	21	-	4
IRSA CP	Unsecured	US$	Fixed	Libor 12m + 300 points	4	56	38
ECLSA	Unsecured	Ps.	Floating	Badlar	3	-	8
Ritelco S.A.	Unsecured	Ps.	Floating	Badlar	3	6	5
Ritelco S.A.	Unsecured	US$	Floating	Libor 3m + 200 points	8	4	2
Total current related parties borrowings						66	66
Total related parties borrowings						227	174

25

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

18.              Current and deferred income tax

The details of the provision for the Company’s income tax are as follows:

	December 31, 2015	December 31, 2014
Current income tax	6	236
Deferred income tax	127	(172)
Income tax	133	64

The gross movement on the deferred income tax account is as follows:

	December 31, 2015	June 30, 2015
Beginning of the period / year	283	328
Use of tax loss carryforwards	(6)	(157)
Income tax	(127)	112
Changes of non-controlling interest	(26)	-
End of period / year	124	283

(i)   See Note 3.

Below is a reconciliation between income tax expense and the amount that would arise using the income tax rate applicable to Profit Before Income Tax for the six-month periods ended December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Net income at tax rate	(124)	287
Permanent differences:
Share of profit / (loss) from subsidiaries, associates and joint ventures	255	(217)
Non-deductible items and others	2	(6)
Income tax	133	64

26

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

19.              Equity

The breakdown and explanation of shareholders’ equity has not changed from June 30, 2015, and should therefore be read in Note 25 to the annual financial statements.

Company’s other reserves as of December 31, 2015 and 2014 were as follows:

	Cost of treasury stock	Changes from non-controlling interest	Reserve for share-based compensation	Reserve for future dividends	Cumulative translation adjustment	Reserve for tender offer to non-controlling shareholders	Total others reserves
Balance at July 1st, 2015	(34)	(6)	64	-	306	-	330
Other comprehensive income for the period	-	-	-	-	204	-	204
Total comprehensive income for the period	-	-	-	-	204	-	204
Tender offer to non-controlling shareholders						(190)	(190)
Creation / Release of reserve	-	-	-	520	-	-	520
Changes from non-controlling interest	-	36	-	-	-	-	36
Currency translation adjustment before business combination	-	-	-	-	(144)	-	(144)
Reserve for share-based compensation	4	-	-	-	-	-	4
Balance at December 31, 2015	(30)	30	64	520	366	(190)	760

	Cost of treasury stock	Changes from non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Cumulative translation adjustment	Reserve for tender offer to non-controlling shareholders	Total other reserves
Balance at July 1st, 2014	(38)	(22)	53	414	399	-	806
Other comprehensive loss for the period	-	-	-	-	(152)	-	(152)
Total comprehensive loss for the period	-	-	-	-	(152)	-	(152)
Distribution of retained earnings approved by Shareholders’ meeting held 11.14.14	-	-	-	(414)	-	-	(414)
Reserve for share-based compensation	-	-	2	-	-	-	2
Changes from non-controlling interest	-	17	-	-	-	-	17
Balance at December 31, 2014	(38)	(5)	55	-	247	-	259

27

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

20.              Revenues

	December 31, 2015	December 31, 2014
Rental and scheduled rent increases	29	129
Property management fee	2	3
Others	-	1
Rental and service income	31	133
Sale of trading properties	-	2
Total income from sales, rents and services	31	135
Expenses	6	33
Total revenues	37	168

21.             Costs

	December 31, 2015	December 31, 2014
Costs of rental and services	11	46
Cost of sales and development	4	2
Total cost of property operations	15	48
Total costs	15	48

22.             Expenses by nature

The Company disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Company.

28

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

22.           Expenses by nature (Continued)

For the period ended December 31, 2015:

	Costs
	Cost of rental and services	Cost of sale and development	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	3	-	28	4	35
Fees and payments for services	-	-	12	-	12
Director´s fees	-	-	10	-	10
Maintenance, security, cleaning, repairs and others	3	3	1	-	7
Taxes, rates and contributions	2	1	-	3	6
Allowances for trade and other receivables	-	-	-	5	5
Public services and others	1	-	2	-	3
Traveling, transportation and stationery	-	-	3	-	3
Amortization and depreciation	2	-	-	-	2
Leases and service charges	-	-	2	-	2
Bank charges	-	-	1	-	1
Advertising and others selling expenses	-	-	-	1	1
Total expenses by nature	11	4	59	13	87

29

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

22.          Expenses by nature (Continued)

For the period ended December 31, 2014:

	Costs
	Cost of rental and services	Cost of sale and development	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	9	-	24	4	37
Fees and payments for services	-	-	5	1	6
Director´s fees	-	-	7	-	7
Maintenance, security, cleaning, repairs and others	12	1	-	-	13
Taxes, rates and contributions	7	1	-	3	11
Public services and others	6	-	2	-	8
Traveling, transportation and stationery	-	-	3	-	3
Amortization and depreciation	11	-	-	-	11
Leases and service charges	1	-	1	-	2
Bank charges	-	-	1	-	1
Advertising and others selling expenses	-	-	-	1	1
Total expenses by nature	46	2	43	9	100

30

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

23.             Employee costs

	December 31, 2015	December 31, 2014
Salaries, bonuses and social security costs	29	31
Pension costs plan and defined contribution	4	4
Other expenses and benefits	2	2
Total employee costs	35	37

24.          Other operating results, net

	December 31, 2015	December 31, 2014
Tax on shareholders’ personal assets	(1)	(1)
Gain from sale of subsidiaries and / or joint ventures	3	-
Donations	(3)	-
Lawsuits and other contingencies (1)	(3)	(2)
Others	-	(2)
Total other operating results, net	(4)	(5)

(1)  Includes legal costs and expenses.

25.          Financial results, net

	December 31, 2015	December 31, 2014
Finance income:
- Interest income	147	13
- Foreign exchange gains	982	21
Total finance income	1,129	34

Finance costs:
- Interest expense	(291)	(200)
- Foreign exchange losses	(1,240)	(135)
- Other finance costs	(15)	(12)
Total finance costs	(1,546)	(347)
Other financial results:
- Fair value loss in financial assets	(160)	(5)
- Gain / (Loss) on derivative financial instruments, net	90	(1)
- Loss on repurchase of Non-Convertible Notes	-	(4)
Total other financial results	(70)	(10)
Total financial results, net	(487)	(323)

26.             Share-based payments

For more details on share-based payments, see Note 33 to the Unaudited Condensed Interim Consolidated Financial Statements.

31

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

27.              Related party transactions

The following is a summary of the balances with related parties as of December 31, 2015:

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets non-current	Investments in financial assets current	Trade and other payables non-current	Trade and other payables current	Borrowings non- current	Borrowings current
Parent Company
Cresud	Corporate services	-	-	-	-	-	(10)	-	-
	Bonds related parties	-	-	-	-	-	-	(21)	(1)
	Reimbursement of expenses	-	-	-	-	-	(2)	-	-
	Long-term incentive program	-	-	-	-	-	(6)	-	-
Total Parent Company		-	-	-	-	-	(18)	(21)	(1)
Subsidiaries
ECLSA	Borrowings	-	-	-	-	-	-	(5)	-
IRSA CP	Reimbursement of expenses	-	-	-	-	-	(43)	-	-
	Corporate services	-	-	-	-	-	(12)	-	-
	Bonds related parties	-	-	-	52	-	-	(73)	(4)
	Long-term incentive program	-	48	-	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(56)
	Sale of property	3,130	126	-	-	-	-	-	-
Palermo Invest S.A.	Dividends receivable	-	3	-	-	-	-	-	-
	Borrowings	-	4	-	-	-	-	-	-
Ritelco S.A.	Bonds related parties	-	-	-	-	-	-	(45)	(2)
	Borrowings	-	-	-	-	-	-	(105)	(10)
Inversora Bolivar S.A.	Borrowings	-	-	-	-	-	-	(6)	-
Hoteles Argentinos S.A.	Hotel services	-	-	-	-	-	(3)	-	-
Llao Llao Resorts S.A.	Hotel services	-	3	-	-	-	-	-	-
	Guarantee deposits	-	-	-	-	-	-	-	-
Nuevas Fronteras S.A.	Management fees	-	2	-	-	-	-	-	-
	Borrowings	-	-	-		-	-	(27)	-
Total Subsidiaries		3,130	186	-	52	-	(58)	(261)	(72)
Subsidiaries Cresud
Helmir S.A.	Bonds related parties	-	-	-	-	-	-	(35)	(2)
Total Subsidiaries Cresud		-	-	-	-	-	-	(35)	(2)

32

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

27.          Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets non-current	Investments in financial assets current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries IRSA CP
ERSA	Bonds related parties	-	-	-	-	-	-	(19)	(1)
Fibesa S.A.	Long-term incentive program	-	13	-	-	-	-	-	-
PAMSA	Reimbursement of expenses	-	1	-	-	-	-	-	-
	Long-term incentive program	-	1	-	-	-	-	-	-
Total Subsidiaries IRSA CP		-	15	-	-	-	-	(19)	(1)
Subsidiaries TYRUS
Irsa International LLC	Reimbursement of expenses	-	3	-	-	-	(2)	-	-
Real Estate Strategies LP	Reimbursement of expenses	-	4	-	-	-	-	-	-
New Lipstick	Reimbursement of expenses	-	3	-	-	-	-	-	-
Imadison LLC	Reimbursement of expenses	-	2	-	-	-	-	-	-
Total Subsidiaries TYRUS		-	12	-	-	-	(2)	-	-
Associates
BACS	Bonds related parties	-	-	100	11	-	-	-	-
BHSA	Reimbursement of expenses	-	-	-	-	-	(1)	-	-
Total Associates		-	-	100	11	-	(1)	-	-
Joint Ventures
Cyrsa S.A.	Credit due to capital reduction	-	9	-	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(18)	-
Total Joint Ventures		-	9	-	-	-	-	(18)	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	4	-	-	-	-	-	-
Total Other related parties		-	4	-	-	-	-	-	-
Directors and Senior Management
Directors	Fees	-	-	-	-	-	(3)	-	-
	Advances	-	8	-	-	-	-	-	-
Total Directors and Senior Management		-	8	-	-	-	(3)	-	-
Total		3,130	234	100	63	-	(82)	(354)	(76)

33

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

27.          Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2015:

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets non-current	Investments in financial assets current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Parent Company
Cresud	Leases and/or rights of use	-	1	-	-	-	-	-	-
	Corporate services	-	-	-	-	-	(17)	-	-
	Reimbursement of expenses	-	-	-	-	-	(4)	-	-
	Long-term incentive program	-	-	-	-	-	(8)	-	-
	Bonds related parties	-	-	-	-	-	-	(17)	(1)
Total Parent Company		-	1	-	-	-	(29)	(17)	(1)
Subsidiaries
ECLSA	Borrowings	-	-	-	-	-	-	-	(8)
IRSA CP	Reimbursement of expenses	-	-	-	-	-	(14)	-	-
	Corporate services	-	-	-	-	-	(13)	-	-
	Leases and/or rights of use	-	-	-	-	-	(1)	-	-
	Bonds related parties	-	-	-	37	-	-	-	-
	Long-term incentive program	-	48	-	-	-	-	-	-
	Sale of properties	2,239	89	-	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(38)
Solares	Reimbursement of expenses	-	7	-	-	-	-	-	-
Palermo Invest S.A.	Reimbursement of expenses	4	-	-	-	-	-	-	-
Ritelco S.A.	Borrowings	-	-	-	-	-	-	(73)	(7)
	Non-Convertible Notes	-	-	-	-	-	-	(38)	(2)
Inversora Bolivar S.A.	Borrowings	-	-	-	-	-	-	-	(9)
Hoteles Argentinos S.A.	Hotel services	-	-	-	-	-	(2)	-	-
Tyrus S.A.	Reimbursement of expenses	-	-	-	-	-	(1)	-	-
Llao Llao Resorts S.A.	Hotel services	-	3	-	-	-	-	-	-
Nuevas Fronteras S.A.	Management fees	-	1	-	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(21)	(4)
Total Subsidiaries		2,243	148	-	37	-	(31)	(132)	(68)
Subsidiaries Cresud
HELMIR S.A.	Bonds related parties	-	-	-	-	-	-	(28)	(1)
Total Subsidiaries Cresud		-	-	-	-	-	-	(28)	(1)

34

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

27.          Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets non-current	Investments in financial assets current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries IRSA CP
ERSA	Bonds related parties	-	-	-	-	-	-	(15)	(1)
Fibesa S.A.	Long-term incentive program	-	11	-	-	-	-	-	-
PAMSA	Reimbursement of expenses	-	1	-	-	-	-	-	-
	Long-term incentive program	-	1	-	-	-	-	-	-
	Non-Convertible Notes	-	-	-	-	-	-	(57)	(3)
Shopping Neuquén S.A.	Reimbursement of expenses	-	-	-	-	-	-	-	-
Total Subsidiaries IRSA CP		-	13	-	-	-	-	(72)	(4)
Subsidiaries TYRUS
Real Estate Strategies LP	Reimbursement of expenses	-	3	-	-	-	-	-	-
New Lipstick	Reimbursement of expenses	-	2	-	-	-	-	-	-
Imadison LLC	Reimbursement of expenses	-	2	-	-	-	-	-	-
Total Subsidiaries TYRUS		-	7	-	-	-	-	-	-
Associates
BACS	Bonds related parties	-	-	100	-	-	-	-	-
Total Associates		-	-	100	-	-	-	-	-

35

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

27.          Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets non-current	Investments in financial assets current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Joint Ventures
Cyrsa S.A.	Credit due to capital reduction	-	9	-	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(14)	-
Baicom Networks S.A.	Reimbursement of expenses	-	1	-	-	-	-	-	-
Total Joint Ventures		-	10	-	-	-	-	(14)	-
Joint Ventures IRSA CP
NPSF	Long-term incentive program	-	1	-	-	-	-	-	-
Total Joint Ventures IRSA CP		-	1	-	-	-	-	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	3	-	-	-	-	-	-
Total Other related parties		-	3	-	-	-	-	-	-
Total		2,243	183	100	37	-	(60)	(263)	(74)

36

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

27.          Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended December 31, 2015:

Related party	Commissions	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries

Parent Company
Cresud	-	1	-	(15)	-	(7)	-	-
Total Parent Company	-	1	-	(15)	-	(7)	-	-
Subsidiaries
IRSA CP	-	(1)	-	(10)	-	1,059	-	-
ECLSA	-	-	-	-	-	(1)	-	-
Inversora Bolivar S.A.	-	-	-	-	-	(1)	-	-
Ritelco S.A.	-	-	-	-	-	(51)	-	-
Nuevas Fronteras S.A.	-	-	1	-	-	(2)	-	-
Hoteles Argentinos S.A.	-	-	-	-	-	(1)	-	-
Total Subsidiaries	-	(1)	1	(10)	-	1,003	-	-
Subsidiaries IRSA CP
ERSA	-	-	-	-	-	(1)	-	-
Total Subsidiaries IRSA CP	-	-	-	-	-	(1)	-	-

37

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

27.           Related party transactions (Continued)

Related party	Commissions	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries

Subsidiaries Tyrus
Irsa International LLC	-	-	-	-	-	(1)	-	-
Total Subsidiaries Tyrus	-	-	-	-	-	(1)	-	-
Associates
BACS	-	-	-	-	-	10	-	-
Total Associates	-	-	-	-	-	10	-	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	-	(1)	-	-
Total Joint Ventures	-	-	-	-	-	(1)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	(1)	-	-	-
Fundación IRSA	-	-	-	-	-	-	(3)	-
Total Other related parties	-	-	-	-	(1)	-	(3)	-
Directors and Senior Management
Senior Management	-	-	-	-	-	-	-	(1)
Directors	-	-	-	-	-	-	-	(10)
Total Directors and Senior Management	-	-	-	-	-	-	-	(11)
Total	-	-	1	(25)	(1)	1,003	(3)	(11)

38

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

27.          Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended December 31, 2014:

Related party	Commissions	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries	Sale of properties

Parent Company
Cresud	-	1	-	(15)	-	(4)	-	-	-
Total Parent Company	-	1	-	(15)	-	(4)	-	-	-
Subsidiaries
IRSA CP	-	2	-	(7)	-	(10)	-	-	2,636
ECLSA	-	-	-	-	-	(1)	-	-	-
Inversora Bolívar S.A.	-	-	-	-	-	(1)	-	-	-
Ritelco S.A.	-	-	-	-	-	(4)	-	-	-
Nuevas Fronteras S.A.	-	-	1	-	-	(2)	-	-	-
Efanur S.A.	-	-	-	-	-	5	-	-	-
Tyrus S.A.	-	-	-	-	-	22	-	-	-
Total Subsidiaries	-	2	1	(7)	-	9	-	-	2,636
Subsidiaries IRSA CP
Fibesa S.A.	-	1	-	-	-	-	-	-	-
PAMSA	-	-	-	-	-	(3)	-	-	-
ERSA	-	-	-	-	-	(1)	-	-	-
Total Subsidiaries IRSA CP	-	1	-	-	-	(4)	-	-	-

39

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

27.           Related party transactions (Continued)

Related party	Commissions	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries	Sale of properties

Associates
BACS	-	2	-	-	-	-	-	-	-
BHSA	-	1	-	-	-	-	-	-	-
Total Associates	-	3	-	-	-	-	-	-	-
Associates IRSA CP
Tarshop	-	3	-	-	-	-	-	-	-
Total Associates IRSA CP	-	3	-	-	-	-	-	-	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	-	(8)	-	-	-
Total Joint Ventures	-	-	-	-	-	(8)	-	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	(1)	-	-	-	-
Total Other related parties	-	-	-	-	(1)	-	-	-	-
Directors and Senior Management
Senior Management	-	-	-	-	-	-	-	(1)	-
Directors	-	-	-	-	-	-	-	(5)	-
Total Directors and Senior Management	-	-	-	-	-	-	-	(6)	-
Total	-	10	1	(22)	(1)	(7)	-	(6)	2,636

40

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

    CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 6 Investment properties and Note 7 Property, plant and equipment
Exhibit B - Intangible assets	Note 9 Intangible assets
Exhibit C - Equity investments	Note 29 Equity investments
Exhibit D - Other investments	Note 10 Financial instruments by category
Exhibit E – Provisions	Note 11 Trading and other receivables and Note 16 Provisions
Exhibit F- Cost of sales and services provided	Note 8 Trading properties and Note 22 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 30 Foreign currency assets and liabilities

41

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

29.            Equity investments

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.15	Value recorded as of 06.30.15	Market value as of 12.31.15	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
IRSA CP	Common shares 1 vote		1,324	1,596	109.00	Real estate	Argentina	12.31.15	126	379	1,054	95.02%
	Higher value	120,500,167	(2,048)	(2,587)
	Intergroup transactions		401	408

BHSA	Common shares 1 vote	75,000,000	251	225	5.65	Financial	Argentina	12.31.15	1,500	1,086	5,441	5.08%

BACS	Common shares 1 vote	3,984,375	19	16	Not publicly traded	Financial	Argentina	12.31.15	63	56	296	6.38%

Cyrsa S.A.	Common shares 1 vote	8,748,270	22	18	Not publicly traded	Real estate	Argentina	12.31.15	17,497	9,700	44,764	50.00%

ECLSA	Common shares 1 vote	83,913,950	265	260	Not publicly traded	Investment	Argentina	12.31.15	80	30	274	96.74%
	Higher value		(1)	(2)

42

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

29.            Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.15	Value recorded as of 06.30.15	Market value as of 12.31.15	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
Efanur S.A.	Common shares 1 vote	213,743,711	228	237	Not publicly traded	Investment	Uruguay	12.31.15	110	(16)	228	100.00%
	Irrevocable contributions		-	-

Hoteles Argentinos S.A.	Common shares 1 vote	15,366,840	(3)	1	Not publicly traded	Hotel	Argentina	12.31.15	19	(4)	(3)	80.00%
	Higher value		1	1

Inversora Bolivar S.A.	Common shares 1 vote	78,909,867	308	284	Not publicly traded	Investment	Argentina	12.31.15	84	28	307	95.13%
	Higher value		6	6

Llao Llao Resort S.A.	Common shares 1 vote	73,580,206	19	24	Not publicly traded	Hotel	Argentina	12.31.15	147	(10)	37	50.00%
	Higher value		-	-

Manibil S.A.	Common shares 1 vote	47,747,880	62	47	Not publicly traded	Real estate	Argentina	12.31.15	97	12	127	49.00%
	Goodwill		-	-

Nuevas Fronteras S.A.	Common shares 1 vote	38,068,999	34	36	Not publicly traded	Hotel	Argentina	12.31.15	50	(2)	45	76.34%
	Lower value		(14)	(15)

43

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

29.          Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.15	Value recorded as of 06.30.15	Market value as of 12.31.15	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
Palermo Invest S.A.	Common shares 1 vote	153,283,989	264	238	Not publicly traded	Investment	Argentina	12.31.15	158	29	272	97.00%
	Higher value		-	-
	Intergroup transactions		(30)	(30)

Ritelco S.A.	Common shares 1 vote	181,016,717	381	322	Not publicly traded	Investment	Uruguay	12.31.15	94	70	414	100.00%
	Irrevocable contributions		27	27
	Higher value		2	-
	Intergroup transactions		-	-

Solares (2)	Common shares 1 vote	-	-	284	Not publicly traded	Real estate	Argentina	12.31.15	-	-	-	-
	Intergroup transactions		-	(167)

Tyrus S.A.	Common shares 1 vote	4,000,000,000	(785)	591	Not publicly traded	Investment	Uruguay	12.31.15	877	(901)	1,232	100.00%
	Irrevocable contributions		1,380	886
	Higher value		(8)	-

44

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

29.          Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.15	Value recorded as of 06.30.15	Market value as of 12.31.15	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
Unicity (2)	Common shares 1 vote	-	-	26	Not publicly traded	Investment	Argentina	12.31.15	-	-	-	-
Total investments in subsidiaries, associates and joint ventures as of 12.31.15			2,105
Total investments in subsidiaries, associates and joint ventures as of 06.30.15				2,732

(1)      The amounts correspond to the financial statements of BHSA and BACS prepared in accordance with the BCRA standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to IFRS have been considered.

(2)      See Note 3.

45

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.              Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 12.31.15	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 06.30.15
Assets
Trade and other receivables
US Dollar	5	12.940	69	2	8.988	22
Receivables with related parties:
US Dollar	248	13.040	3,234	257	9.088	2,338
Total trade and other receivables			3,303			2,360
Investments in financial assets
US Dollar	37	12.940	482	7	8.988	60
Total investments in financial assets			482			60
Cash and cash equivalents
US Dollar	6	12.940	76	-	8.988	3
Euros	-	14.068	1	-	10.005	1
Total cash and cash equivalents			77			4
Total assets as of 12.31.15			3,862
Total assets as of 06.30.15						2,424
Liabilities
Trade and other payables
US Dollar	1	13.040	17	1	9.088	9
Payables with related parties:
US Dollar	-	13.040	5	1	9.088	7
Total trade and other payables			22			16
Borrowings
US Dollar	300	13.040	3,907	294	9.088	2,674
Borrowings with related parties:
US Dollar	24	13.040	317	29	9.088	261
Total borrowings			4,224			2,935
Total liabilities as of 12.31.15			4,246
Total liabilities as of 06.30.15						2,951

(1)      Considering foreign currencies those that differ from Company’s functional currency at each period / year-end.

(2)      Exchange rate as of December 31 and June 30, 2015 according to Banco Nación Argentina records

46

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

31.             CNV General Resolution N°  629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information of the following providers:

Storage of documentation responsible	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires

Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the rules (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

32.          Subsequent Events

See other subsequent events in Note 37 to Unaudited Condensed Interim Consolidated Financial Statements.

47

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,

Chapter III, Title IV of the National Securities Commission Regulations

Statement of Financial Position as of December 31, 2015

Stated in millions of pesos

Free translation from the original prepared in Spanish for publication in Argentina

1.         Specific and significant systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.         Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3.         Receivables and liabilities by maturity date.

Items		Falling due (Point 3.a.)	Without term (Point 3.b)	Without term (Point 3.b)	To be due (Point 3.c.)								Total
		12.31.15	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Account receivable	Trade and other receivables	72	2	7	138	17	18	33	30	1,880	7	1,263	3,467
	Total	72	2	7	138	17	18	33	30	1,880	7	1,263	3,467
Liabilities	Trade and other payables	23	-	-	97	-	-	9	182	-	-	2	313
	Borrowings	-	-	-	595	225	-	-	1,984	32	-	2,043	4,879
	Salaries and social security liabilities	-	1	-	-	-	-	-	-	-	-	-	1
	Provisions	-	25	4	-	-	-	-	2	-	-	-	31
	Total	23	26	4	692	225	-	9	2,168	32	-	2,045	5,224

48

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,

Chapter III, Title IV of the National Securities Commission Regulations

Statement of Financial Position as of December 31, 2015

Stated in millions of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.a.     Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Account receivables	Trade and other receivables	141	139	280	23	3,164	3,187	164	3,303	3,467
	Total	141	139	280	23	3,164	3,187	164	3,303	3,467
Liabilities	Trade and other payables	107	22	129	184	-	184	291	22	313
	Borrowings	592	228	820	63	3,996	4,059	655	4,224	4,879
	Salaries and social security liabilities	1	-	1	-	-	-	1	-	1
	Provisions	25	-	25	6	-	6	31	-	31
	Total	725	250	975	253	3,996	4,249	978	4,246	5,224

4.b.     Breakdown of accounts receivable and liabilities by adjustment clause.

As of December 31, 2015 there are not receivable and liabilities subject to adjustment clause.

49

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,

Chapter III, Title IV of the National Securities Commission Regulations

Statement of Financial Position as of December 31, 2015

Stated in millions of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.c.     Breakdown of accounts receivable and liabilities by interest clause.

Items		Current				Non-current				Accruing interest		Non- accruing interest	Total
		Accruing interest		Non-accruing interest	Total	Accruing interest		Non-accruing interest	Total
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts receivables	Trade and other receivables	136	-	144	280	3,158	-	29	3,187	3,294	-	173	3,467
	Total	136	-	144	280	3,158	-	29	3,187	3,294	-	173	3,467
Liabilities	Trade and other payables	-	-	129	129	3	-	181	184	3	-	310	313
	Borrowings	59	582	179	820	3,898	161	-	4,059	3,957	743	179	4,879
	Salaries and social security liabilities	-	-	1	1	-	-	-	-	-	-	1	1
	Provisions	-	-	25	25	-	-	6	6	-	-	31	31
	Total	59	582	334	975	3,901	161	187	4,249	3,960	743	521	5,224

50

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,

Chapter III, Title IV of the National Securities Commission Regulations

Statement of Financial Position as of December 31, 2015

Stated in millions of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5.            Related parties.

a.   Interest in related parties:

Name of the entity	% of ownership interest held by the Group
Direct Controlling interest of IRSA:
IRSA CP	95.02%
ECLSA	100.00%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	80.00%
Inversora Bolívar S.A.	100.00%
Llao Llao Resorts S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	100.00%
Ritelco S.A.	100.00%
Tyrus S.A.	100.00%

b.      Related parties debit/credit balances. See Note 27 to the Unaudited Condensed Interim Separate Financial Statements.

6.            Loans to directors.

See Note 27 to the Unaudited Condensed Interim Separate Financial Statements.

7.            Inventories.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.            Current values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

9.            Appraisal revaluation of property, plant and equipment.

None.

51

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,

Chapter III, Title IV of the National Securities Commission Regulations

Statement of Financial Position as of December 31, 2015

Stated in millions of pesos

Free translation from the original prepared in Spanish for publication in Argentina

10.          Obsolete unused property, plant and equipment.

None.

11.          Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.          Recovery values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

13.          Insurances.

Insured Assets

Real Estate	Insured amounts (1)	Accounting values	Risk covered
BOUCHARD 551	2	8	All operational risk with additional coverage and minor risks
MAIPU 1300	7	5	All operational risk with additional coverage and minor risks
LIBERTADOR 498	4	4	All operational risk with additional coverage and minor risks
CASONA ABRIL	4	2	All operational risk with additional coverage and minor risks
CATALINAS NORTE	2	110	All operational risk with additional coverage and minor risks
SUBTOTAL	19	129
SINGLE POLICY	15		Third party liability

(1)  The insured amounts are in U.S. dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

52

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,

Chapter III, Title IV of the National Securities Commission Regulations

Statement of Financial Position as of December 31, 2015

Stated in millions of pesos

14.            Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.            Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company’s financial position have not been recognized.

Not applicable.

16.      Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.       Unpaid accumulated dividends on preferred shares.

None.

18.       Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution N° 609/12, a special reserve was constituted which could not be released to make distributions in cash or in kind. See Note 26 to the Unaudited Condensed Interim Consolidated Financial Statements.

IRSA NCN due 2017 and IRSA NCN due 2020 both contain certain customary covenants and restrictions, including amount others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies. Restricted Payments include restrictions on the payment of dividends.

Autonomous City of Buenos Aires February 11, 2016.

53

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED

INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

Legal address: Bolivar 108 – 1° floor

Autonomous City Buenos Aires

Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim separate  financial  statements of IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter “the Company”) which included the unaudited condensed interim separate statement of financial position as of December 31, 2015, and the unaudited condensed interim separate statements of income and comprehensive income for the six-month and three-month period ended December 31, 2015 the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the six-month period ended December 31, 2015 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2015 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries as to the aspects mentioned in note 2.1 to the unaudited condensed interim separate financial statements attached.

Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of income, the separate statement of comprehensive income and separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences for separate financial statements of a parent company.

Emphasis paragraph

Without modifying our conclusion, we want to refer to the information included in Note 5 of these unaudited condensed interim separate financial statements.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)           the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded  in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)           the unaudited condensed interim separate financial statements of  IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

c)           we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the  text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)          at December 31, 2015, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 115.656 which was no callable at that date.

Autonomous City of Buenos Aires, February 11, 2016

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2015

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Buenos Aires, February 11, 2016 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BASE: IRSA), Argentina’s leading real estate company, announces today the results of its operations for the six-month period ended December 31, 2015.

Consolidation of IDB Development Corporation

            On October 11, 2015, the Group acquired control of the Israeli company IDB Development Corporation Ltd. (“IDBD”). During this quarter, the consolidation will be reflected in the balance sheet, and as from the third quarter, it will also be disclosed at income statement level. IDBD’s fiscal year-end is on December 31 of each year, whereas the Company’s is on June 30. Moreover, in compliance with Israeli regulations, IDBD reports its quarterly and annual results after the expiration of the Argentine statutory terms. For such reasons, the Company will be unable to have available IDBD’s quarterly results as and when due in order to report them to the CNV in its financial statements for the period ended December 31, 2015. Thus, the Company will consolidate results from IDBD’s operations with a three-month mismatch adjusted for the effects of material transactions occurred during the reported period. In this way, the results of IDBD’s operations for the period running from October 11, 2015 (date of acquisition) until December 31, 2015 will be included in the interim comprehensive results of the Group for the nine-month period ending on March 31, 2016.

            IDBD is one of the largest and most diversified holding companies in Israel. Through its subsidiaries, associates, joint ventures and other investments, IDBD is engaged in numerous markets and industry sectors in Israel and other countries, including real estate (Property & Building Corporation), supermarkets (Shufersal), agroindustry (Adama), insurance (Clal Holdings Insurance Enterprises, hereinafter Clal), and telecommunications (Cellcom). IDBD’s shares are listed in the Tel Aviv Stock Exchange (“TASE”) since May 2014.

            Significant assets have been added in various industries in which the Group did not have investments until to date, as well as liabilities for loans taken by IDBD and its subsidiaries.

            The company is conducting the “Purchase Price Allocation” process. As of December 31, 2015, the degree of progress was 50% and the expected completion date is June 30, 2016.

            We have decided to break down reporting into an Argentine Operating Center and an Israeli Operating Center. From the Argentine Operating Center, the Group, through IRSA and its subsidiaries, manages the businesses in Argentina and the international investments in the Lipstick Building in New York and the Condor Hospitality Trust hotel REIT. From the Israeli Operating Center, the Group manages IDBD. From the next quarter onwards, results and the various business lines will be disclosed according to this breakdown.

1

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2015

Consolidated Income

In ARS Million	IIQ 16	IIQ 15	YoY Var	6M16	6M 15	YoY Var
Revenues from sales, leases and services	856	670	27.8%	1,570	1,259	24.7%
Operating Income	1,223	945	29.4%	1,948	1,586	22.8%
Depreciation and Amortization	51	42	21.4%	106	85	24.7%
EBITDA*	636	798	(20.4%)	1,025	798	28.3%
Net (Loss) / Income	(596)	(89)	-	(910)	47	-
Attributable to the parent company’s shareholders	(213)	2	-	(487)	5	-
Attributable to non-controlling interest	(383)	(91)	-	(423)	42	-

* EBITDA: Operating Income plus depreciation and amortization excluding sales of investment properties for the period and expenses incurred in the transfer of assets occurred in December 2014 and the translation reserve of Madison building during the 6-month period of 2015.

Revenues from sales, leases and services for the first half of 2016 were 24.7% higher than in the first half of 2015, mainly explained by an increase in revenues from the “Shopping Centers” and “Hotels” segments, partially offset by the “Offices” segment due to sales of certain floors during the period, and the “Sales and Developments” segment. The Company’s Operating Income and EBITDA, excluding expenses incurred in the transfer of assets and sales of investment properties, grew 22.8% and 28.3%, respectively.

Net loss for the first 6-month period of fiscal year 2016 was ARS 910 million, compared to net income for ARS 47 million in the same period of 2015, mainly due to:
-	A decrease in the value of the investment in IDBD, which has changed its valuation method effective as of the first quarter of 2016, with no impact in the second quarter due to the consolidation.
-

Starting this quarter, with the consolidation, we recorded a loss of ARS 797 million by the decrease in the market value of Clal Insurance Company , which is maintained as an asset available for sale. It should be mentioned that in the context of a public process of selling the company together with Citibank and Aon, we received three binding offers with an implied valuation of the company around NIS 4,800 million that could not be realized by the end of December 2015 because of a disagreement between the buyer and the regulatory authorities in Israel.

-

We recorded lower financial income / (loss), net and a higher loss from exchange rate differences due to the depreciation of the peso vis-à-vis the dollar in December 2015, which impacted on our dollar-denominated indebtedness. We avoid further losses in net income because we have covered part of the debt in dollars with future contracts of exchange rate.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2015

Operating Center in Argentina

II. Shopping Centers (through our subsidiary IRSA Propiedades Comerciales S.A.)

During the second quarter of fiscal year 2016, consumption levels at shopping centers increased, and December, a highly seasonal month due to Christmas sales, has been very positive.

Our tenants’ sales reached ARS 14,862.8 million during the first six months of fiscal year 2016, 39.5% higher than in the same period of 2015 (32.0% without considering sales from Distrito Arcos and Alto Comahue Shopping). In the second quarter of 2016, sales from the same shopping centers grew by 35.7% compared to 2015. Our portfolio’s leaseable area totaled 333,719 square meters during the period under review, whereas the occupancy rate stood at optimum levels, reaching 99.0%.

	IIQ 16	IIQ 15	YoY Var	6M 16	6M 15	YoY Var
Revenues	660	479	37.8%	1,193	867	37.6%
Operating Income	476	352	35.2%	854	627	36.2%
Depreciation and Amortization	40	30	33.3%	82	61	34.4%
EBITDA	518	384	34.9%	938	689	36.1%

	IIQ 16	IQ 15	IVQ 15	IIIQ 15	IIQ 15
Total Leaseable Area (sqm)(1)	333,719	334,055	333,911	333,432	320,761
Tenants’ Sales (3 month cumulative)(1)	8,275	6,586.9	6,125.0	4,727.3	6,097.4
Occupancy (1)	99.0%	98.9%	98.7%	98.5%	98.4%
(1) 16-FP Includes Distrito Arcos (opening: December 18, 2014): Total Leaseable Area (sqm) 10,745. Sales (MM); and Alto Comahue (opening March 17, 2015):Total Leaseable Area (sqm) 9,827. Sales (MM).

Revenues from this segment grew 37.6% during this six-month period, whereas Operating Income reached ARS 854 million (+ 36.2% compared to the second quarter of 2015). The EBITDA margin, excluding income from common expenses and common promotional fund, was 78.7%, in line with the margins recorded in the same period of 2015.

3

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2015

Operating data of our Shopping Centers as of December 31, 2015

Shopping Centers	Date of Acquisition	GLA (sqm) (1)	Stores	Occupancy (%)(2)	IRSA CP’s Interest (3)	Book Value (ARS million)(4)
Abasto (5)	Jul-94	36,813	170	99.5%	100%	251
Alto Palermo	Nov-97	18,834	142	100.0%	100%	219
Alto Avellaneda	Nov-97	36,117	138	100.0%	100%	129
Alcorta Shopping	Jun-97	15,430	111	99.7%	100%	106
Patio Bullrich	Oct-98	11,636	89	99.7%	100%	111
Alto Noa	Mar-95	19,093	90	100.0%	100%	32
Buenos Aires Design	Nov-97	13,903	62	97.9%	53.7%	10
Mendoza Plaza	Dec-94	42,101	142	97.1%	100%	98
Alto Rosario (5)	Nov-04	30,183	146	98.0%	100%	115
Córdoba Shopping –Villa Cabrera	Dec-06	15,302	109	99.8%	100%	59
Dot Baires Shopping	May-09	49,848	158	100.0%	80%	372
Soleil Premium Outlet	Jul-10	13,991	78	100.0%	100%	82
La Ribera Shopping	Aug-11	9,896	64	98.7%	50%	25
Distrito Arcos (6)	Dec-14	10,745	59	96.9%	90.0%	268
Alto Comahue (7)	Mar-15	9,827	105	95.7%	99.1%	322
Total		333,719	1,663	99.0%		2,199
Notes:

(1)    Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.

(2)    Calculated dividing occupied square meters by leasable area on the last day of the period.

(3)    Effective interest held by the company in each of its business units.

(4)    Cost of acquisition plus improvements, less cumulative depreciation, plus adjustment for inflation, if any.

Amounts are stated in thousands of pesos (ARS).

(5)    Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).

(6)    Opening on December 18, 2014.

(7)    Opening on March 17, 2015.

Cumulative tenants’ sales as of December 31

(per Shopping Center: for the quarter and for the first six months of each fiscal year, in ARS million)

Shopping Centers	IIQ 16	IIQ 15	YoY Var	6M 16	6M 15	YoY Var
Alto Palermo	1,036.5	798.3	29.8%	1,796.7	1,405.4	27.8%
Abasto Shopping	1,150.5	910.5	26.4%	2,104.3	1,621.0	29.8%
Alto Avellaneda	1,124.9	843.0	33.4%	1,997.9	1,457.2	37.1%
Alcorta Shopping	581.7	466.8	24.6%	993.9	781.3	27.2%
Patio Bullrich	306.1	272.0	12.5%	552,5	469.8	17.6%
Buenos Aires Design	105.9	83.7	26.6%	208,6	159.1	31.1%
Dot Baires Shopping	974.9	776.2	23.0%	1,692.1	1,324.6	27.7%
Distrito Arcos (1)	333.5	261.0	27.8%	625.6	462.8	35.2%
Soleil	257.3	24.7	943.7%	470.6	24.7	1,809.1%
Alto Noa Shopping	376.6	289.0	30.3%	689.3	515.0	33.8%
Alto Rosario Shopping	748.9	548.6	36.5%	1,342.1	951.2	41.1%
Mendoza Plaza Shopping	629.6	507.3	24.1%	1,204.1	931.0	29.3%
Córdoba Shopping	287.6	220.6	30.4%	508.0	373.5	36.0%
La Ribera Shopping(2)	163.7	95.9	70.8%	316.6	179.8	76.1%
Alto Comahue(3)	198.3	0.0		360.6	0.0	-
Total(4)	8,275.89	6,097.37	35.7%	14,862.75	10,656.42	39.5%

1) Distrito Arcos: opening on December 18, 2014.

(2) Through our joint venture Nuevo Puerto Santa Fe S.A.

(3) Alto Comahue: opening on March 17, 2015.

(4) Excluding Distrito Arcos and Alto Comahue: Total 6M 16 (ARS M) 13,717.7 Var 29.0%.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2015

Cumulative tenants’ sales as of December 31

(per Type of Business: for the quarter and for the first six months of each fiscal year, in ARS million)

Type of Business	IIQ 16	IIQ 15	YoY Var	6M 16	6M 15	YoY Var
Anchor Store	455.9	374.3	21.8%	822.8	672.0	22.4%
Clothes and Footwear	4,487.3	3,286.8	36.5%	7,805.3	5,540.9	40.9%
Entertainment	174.0	137.9	26.2%	456.6	320.5	42.5%
Home	208.6	164.9	26.5%	398.2	300.7	32.4%
Restaurant	637.2	469.3	35.8%	1,302.2	919.9	41.6%
Miscellaneous	1,014.4	782.8	29.6%	1,750.4	1,352.6	29.4%
Services	123.8	51.5	140.3%	217.8	85.8	153.8%
Electronic appliances	1,174.7	829.9	41.5%	2,109.5	1,463.9	44.1%
Total(1)	8,275.89	6,097.4	35.7%	14,862.75	10,656.4	39.5%

(1) Excluding Distrito Arcos and Alto Comahue: Total IIQ 16 (ARS MM). Var %, Total 6M 16 (ARS MM). Var %.

Revenues from cumulative leases as of December 31 of fiscal periods 2016 and 2015

(ARS thousand)

Detailed Revenues	IIQ16	IIQ15	YoY Var	6M 16	6M 15	YoY Var
Base Rent	323.5	229.9	40.71%	608.7	445.4	36.68%
Percentage Rent	220.9	172.0	28.46%	361.9	260.2	39.08%
Total Rent	544.4	401.9	35.47%	970.6	705.6	37.56%
Admission rights	48.1	36.9	30.18%	93.2	71.6	30.17%
Fees	18.0	6.7	167.25%	33.7	20.9	61.69%
Parking	38.3	28.1	36.48%	75.2	52.9	42.26%
Management fees	10.3	6.9	50.53%	17.6	13.0	34.86%
Other	1.5	-1.6	-191.30%	3.1	2.6	20.11%
Total revenues from sales, leases and services	660.7	478.9	37.97%	1,193.5	866.6	37.73%

5

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2015

III. Offices

The A+ office market in the City of Buenos Aires remains robust. Demand for Premium commercial spaces continues to be firm, in the whereabouts of USD 4,000 per square meter, while rental prices increased slightly as compared to the previous year, averaging USD 28 per square meter. The vacancy rate stood at 10.5% in the City of Buenos Aires in line with the figures recorded in 2014.

Rental and Sale Prices of A+ Offices – City of Buenos Aires

Source: L.J. Ramos

In ARS Million	IIQ 16	IIQ 15	YoY Var	6M16	6M 15	YoY Var
Revenues	70	82	(14.6%)	145	163	(11.0%)
Operating Income	40	(55)	(172.7%)	84	(1)	-
Depreciation and amortization	7	8	(12.5%)	17	17	0.0%
EBITDA	47	64	(25.6%)	101	127	(20.5%)

Revenues from the Offices segment decreased by 11.0% in the first half of fiscal year 2016 due to a 27.3% reduction in the leaseable area as a result of the sales made during the period. In addition, the portfolio’s occupancy recorded a slight decline, down to 94.2% due to the vacancy of two floors in the “República” building which we expect to occupy in the short term and the sales of office floors that were occupied at 100%. The segment’s EBITDA, excluding expenses incurred in the transfer of assets, dropped by 20.5% during the period compared to the same period of the previous fiscal year due to lower revenues and higher administrative and selling expenses.

The EBITDA margin for the six-month period of 2016 stood at 70.0% (compared to 73.4% in the same period of 2015).

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2015

	IIQ 16	IQ 16	IVQ 15(1)	IIIQ 15	IIQ 15
Leaseable area	81,918	94,862	111,678	112,575	112,621
Occupancy	94.2%	96.9%	98.1%	98.6%	98.7%
Monthly Rent (ARS/sqm)	338	243.5	230.2	223.0	218.1
Monthly Rent (USD/sqm)	26.0	25.9	25.3	25.5	25.4

(1) Includes 9 floors of Intercontinental Building sold on June 30, 2015.

The portfolio’s rental prices rose, reaching USD 26 per square meter.

Below is information on our offices and other rental properties segment as of December 31, 2015.

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Book Value (3) (ARS million)
Offices
Edificio República (4)	04/28/08	19,885	90%	100%	192
Torre Bankboston (4)	08/27/07	14,873	94%	100%	137
Bouchard 551	03/15/07	-	-	100%	8
Intercontinental Plaza (4)	11/18/97	7,467	100%	100%	24
Bouchard 710 (4)	06/01/05	15,014	100%	100%	61
Dique IV, Juana Manso 295	12/02/97	-	-	100%	-
Maipú 1300	09/28/95	1,353	100%	100%	5
Libertador 498	12/20/95	620	100%	100%	4
Suipacha 652/64 (4)	11/22/91	11,465	83%	100%	8
Madero 1020	12/21/95	-	-	100%	0
Dot Building (4)	11/28/06	11,242	100%	80%	124
Subtotal Offices		81,918	94%	N/A	563
Other Properties
Santa María del Plata S.A.	10/17/97	106,100	100%	100%	13
Nobleza Piccardo (5)	05/31/11	109,610	75%	50%	7
Other Properties (6)	N/A	39,232	42%	N/A	87
Subtotal Other Properties		254,942	80%	N/A	107
TOTAL OFFICES AND OTHER		336,860	84%	N/A	669,409
Notes:
(1) Total leaseable area for each property as of December 31, 2015. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leaseable area as of December 31, 2015.
(3) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(4) Through IRSA Propiedades Comerciales S.A. (5) Through Panamerican Mall S.A.
(6) Through Quality Invest S.A.
(7) Includes the following properties: Ferro, Dot Adjoining Plot, Anchorena 665, Chanta IV, Constitución 1111 and Rivadavia 2774.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2015

IV.        Sales and Developments

Sales and Developments in millions of ARS	IIQ 16	IIQ 15	YoY Var	6M16	6M 15	YoY Var
Revenues	2	2	0.0%	5	7	(28.6%)
Operating Income	587	468	25.4%	937	774	21.1%
Depreciation and Amortization	-	-	-	-	-	-
EBITDA	586	468	25.2%	936	774	20.9%

The Sales and Developments segment posted similar revenues compared to the first half of 2015, underpinned by sales of the “Horizons” complex for ARS 4 million during the first half of 2016 and sales in Condominios del Alto I (Parcel 2G) during the first half of 2015. Operating income and EBITDA increased 21.1% and 20.9%, respectively, due to higher revenues from sales of investment properties than in the first half of 2015 for ARS 1,029 million.

Below is a detail of the sales of investment properties occurred during the six-month period under analysis:

✓      Maipú 1300 Building, located in the area of “Retiro” in the City of Buenos Aires: During July and August 2015, 1,761 sqm corresponding to 4 floors of the Maipú 1300 building were sold, at a gain of ARS 57.1 million. During November and December 2015, 1,690 sqm were sold corresponding to 4 additional floors of this building, at a gain of ARS 52.9 million.

✓       Isla Sirgadero Plot, located in the Province of Santa Fe: On September 3, the 8,262,600-sqm plot was sold for a total amount of USD 4.0 million, at a gain of ARS 32.6 million.

✓      Intercontinental Plaza Building, located in the area of “Montserrat” in the City of Buenos Aires: On September 10, our subsidiary IRSA Propiedades Comerciales sold 5,963 sqm comprising seven office floors, 56 parking spaces and 3 storage spaces for a total amount of ARS 324.5 million, at a gain of ARS 300.0 million.

✓      Juana Manso 294 Building (“Dique IV”): In December 2015, the entire Dique IV building located in Puerto Madero was sold, at a gain of ARS 586.8 million.

✓      “Catalinas” partial sale: In December 2015, 4,896 sqm were sold corresponding to four office floors of a building to be developed in the “Catalinas” area in the City of Buenos Aires and 44 parking spaces located in the same building. Surrender of possession is expected within 48 months and the execution of the title deed within 60 months, in both cases counted as from even date. The transaction amount was ARS 180.3 million.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2015

Accumulated sales as of December 31 of the fiscal periods (ARS million)

DEVELOPMENT	IIQ 16	IIQ 15	Var %
Residential apartments
Condominios I and II(1)	0	4	(100.0%)
Caballito Nuevo	0	1	(100.0%)
Libertador 1703 and 1755 (Horizons) (2)	4	1	(300.0%)
Other residential apartments (3)	1	-	(100.0%)
Subtotal Residential Apartments	5	6	(16.7)%
Residential Communities
Abril/Baldovinos(4)	0	1	(100.0%)
Subtotal Residential Communities	0	1	(100.0%)
TOTAL	5	7	(28.6%)

(1)      Through IRSA Propiedades Comerciales S.A.

(2)      Owned by CYRSA S.A.

(3)      Includes the following properties: Units to be received in Beruti through IRSA CP, Torres Jardín, San Martín de Tours, Rivadavia 2768, Caballito Plot and Pereiraola Plots through IRSA.

(4)      Includes sale of shares in Abril.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2015

Development	Company	Interest	Date of Acquisition	Land Area sqm	Saleable area sqm(1)	Buildable area sqm	Sold(2)	Title Deed Executed(3)	Location	Accumulated revenues as of December 2015	Accumulated revenues as of December 2014	Book Value (ARS Million)
Residential Properties
Available for sale
Condominios del Alto I	IRSA CP	100%	04/30/1999	-	2,082	-	71%	67%	Santa Fe	-	4	0
Condominios del Alto II	IRSA CP	100%	04/30/1999	-	5,009	-	96%	93%	Santa Fe	-	-	1
Caballito Nuevo	IRSA	100%	11/03/1997	-	8,173	-	98%	98%	CABA	-	1	-
Barrio Chico	IRSA	100%	03/01/2003	-	3,492	-	99%	99%	CABA	-	-	0
El Encuentro	IRSA	100%	11/18/1997	-	127,795	-	100%	99%	Buenos Aires	-	-	-
Abril Club de Campo – Plots	IRSA	100%	01/03/1995	-	5,135	-	99%	99%	Buenos Aires	-	1	-
Abril Club de Campo – Manor House (4)	IRSA	100%	01/03/1995	31,224	34,605	-	-	-	Buenos Aires	-	-	2
Torres Jardín	IRSA	100%	07/18/1996	-	-		-	-	CABA	-	-	-
Entre Ríos 465/9 Apartment	IRSA CP	100%	-	-	-		-	-	Buenos Aires	1	-	-
Horizons	IRSA	50%	01/16/2007	-	71,512	-	100%	98%	Buenos Aires	4	1	1
Intangible – Units to be received					-					-	-	-
Beruti (Astor Palermo) (5)	IRSA CP	100%	06/24/2008	-	2,632	-	-	-	CABA	-	-	33
Caballito Manzana 35	IRSA	100%	10/22/1998	-	8,258	-	-	-	CABA	-	-	52
CONIL - Güemes 836 – Mz. 99 & Güemes 902 – Mz. 95 and stores	IRSA CP	100%	07/19/1996	1,389	-	5,994	-	-	Buenos Aires	-	-	5
Canteras Natal Crespo (2 commercial parcels)	IRSA	-	-	40,333	-		-	-	Buenos Aires	-	-	-
Isla Sirgadero	IRSA	100%	02/16/2007	826,276	-	N/A	-	-	Santa Fe	-	-	-
Subtotal Residential Properties				899,222	268,693	5,994				5	7	95
Land Reserves
Pilar R8 Km 53	IRSA	100%	05/29/1997	74,828	-	-	-	-	Buenos Aires	-	-	2
Pontevedra	IRSA	100%	02/28/1998	730,994	-	-	-	-	Buenos Aires	-	-	1
Mariano Acosta	IRSA	100%	02/28/1998	967,290	-	-	-	-	Buenos Aires	-	-	1
Merlo	IRSA	100%	02/28/1998	1,004,987	-	-	-	-	Buenos Aires	-	-	1
Terreno San Luis	IRSA	50%	03/31/2008	3,250,523	-	-	-	-	San Luis	-	-	2
Subtotal Land Reserves				6,028,622	-	-				-	-	7

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2015

Future Developments
Mixed Uses
UOM Lujan (6)	IRSA CP	100%	05/31/2008	1,160,000	-	N/A	N/A	N/A	Buenos Aires	-	-	42
La Adela	IRSA	100%	08/01/2014	10,580,000	-	-	N/A	N/A	Buenos Aires	-	-	215
Nobleza Picardo (7)	IRSA CP	50%	05/31/2011	159,995	-	127,996	N/A	N/A	Buenos Aires	-	-	61
Puerto Retiro	IRSA	50%	05/18/1997	82,051	-	N/A	N/A	N/A	CABA	-	-	22
Solares Santa María (8)	IRSA	100%	07/10/1997	716,058	-	N/A	N/A	N/A	CABA	-	-	159
Residential							-	-		-	-	-
Coto Abasto Air Space	IRSA CP	100%	09/24/1997	-	-	21,536	N/A	N/A	CABA	-	-	9
Neuquén – Housing Parcel	IRSA CP	100%	07/06/1999	13,000	-	18,000	N/A	N/A	Neuquén	-	-	1
Uruguay Zetol	IRSA	90%	06/01/2009	152,977	62,756	-	N/A	N/A	Uruguay	-	-	81
Uruguay Vista al Muelle	IRSA	90%	06/01/2009	102,216	62,737	-	N/A	N/A	Uruguay	-	-	56
Pereiraola (Greenville)	IRSA	100%	04/21/2010	-	39,634	-	-	-	Buenos Aires	-	-	8
Retail
Caballito Shopping Plot (9)	IRSA CP	100%	-	23,791	-	N/A	N/A	N/A	CABA	-	-	-
Dot Potential Expansion	IRSA CP	80%	-	15,881	-	47,643	N/A	N/A	CABA	-	-	-
Offices
Philips Adjoining Plots - Offices 1 & 2	IRSA CP	80%	11/28/2006	12,800	-	38,400	N/A	N/A	CABA	-	-	25
Baicom	IRSA	50%	12/23/2009	6,905	-	34,500	N/A	N/A	CABA	-	-	4
Intercontinental Plaza II (10)	IRSA CP	100%	02/28/1998	6,135	-	19,598	N/A	N/A	CABA	-	-	2
Catalinas Norte Plot	IRSA	100%	12/17/2009	3,649	-	35,300	N/A	N/A	CABA	-	-	110
Subtotal Future Developments				13,035,458	165,127	342,973				-	-	795
Total Land Reserves				19,963,302	433,820	348,967				5	47	897

11

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2015

Notes:

(1)    Saleable Area means the housing square meters proper, including parking and storage spaces. It is recorded at 100%, before making any sales.

(2)    % Sold includes those sale transactions for which there is a Preliminary Sales Agreement, Possession or a Title Deed executed. Includes square meters of housing, parking and storage spaces.

(3)    % Title Deed Executed includes those sales transactions for which a Title Deed was executed. Includes square meters of housing, parking and storage spaces.

(4)    Saleable Area includes 31,224 sqm of the plot and 4,712.81 total sqm of the Manor House (discounting 1,331.76 sqm of Ground Floor).

(5)    Saleable Area excludes 171 commercial parking spaces to be received and the units as compensation.

(6)    Mixed Used Feasibility requested, pending provincial approval.

(7)    127,996 sqm arise from current laws, a draft project is being made for 479,415 buildable square meters (pending approval).

(8)    Feasibility requested for 716,058 buildable square meters, pending approval from the Legislative body of the City of Buenos Aires.

(9)    Draft project of 71,374 buildable square meters, pending approval of zoning parameters.

(10)   6,135 sqm of surface area correspond to the parcel, which includes Inter I and II.

12

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2015

V.    Hotels

During the first half of fiscal year 2016, the hotel segment recorded an increase in revenues of around 14.6% due to the higher average portfolio occupancy, which reached 67.6%, and the rise in the average rate which stood at ARS 1,760/night. However, Operating Income showed a negative result of ARS 5 million mainly due to higher selling and administrative expenses. We expect better results during next quarter given the exchange rate depreciation occurred in December 2015 as hotel rates are denominated in USD.

Hotels (in millions of ARS)	IIQ 16	IIQ 15	YoY Var	6M 16	6M 15	YoY Var
Revenues	133	116	14.7%	244	213	14.6%
Operating income	2	9	(77.8%)	(5)	9	(155.6%)
Depreciation and amortization	3	4	(25.0%)	7	8	(12.5%)
EBITDA	(1)	13	(107.7%)	2	17	(88.2%)

	IIQ 16	IQ 16	IVQ 15	IIIQ 15	IIQ 15	IQ 15
Average Occupancy	67.6%	66.7%	65.7%	68.5%	68.8%	65.0%
Average Rate per Room (ARS/night)	1,760	1,660	1,564	1,625	1,599	1,565
Average Rate per Room (USD/night)	178	179	182	191	190	188

The following is information on our hotel segment as of December 31, 2015:

Hotels	Date of Acquisition	IRSA’s Interest	Number of Rooms	Average Occupancy (1)	Average Rate	Book Value (in millions of ARS)
Intercontinental (3)	11/01/97	76.34%	309	69.5%	1,337	52
Sheraton Libertador (4)	03/01/98	80.00%	200	77.5%	1,218	30
Llao Llao (5)	06/01/97	50.00%	205	55.1%	3,307	79
Total			714	67.6%	1,760	161

Notes:
1) Cumulative average for the 12-month period.
2) Cumulative average for the 12-month period.
3) Through Nuevas Fronteras S.A. (IRSA’s subsidiary).
4) Through Hoteles Argentinos S.A. (IRSA’s subsidiary).
5) Through Llao Llao Resorts S.A. (IRSA’s subsidiary).

Accumulated sales as of December 31 of the fiscal periods (ARS million)

	IIQ 16	IIQ 15	YoY Var	6M 16	6M 15	YoY Var
Intercontinental	47	42	11.3%	84	77	9.0%
Sheraton Libertador	27	27	0.2%	54	48	11.5%
Llao Llao	58	47	25.4%	106	88	20.7%
Total	244	116	109.7%	244	213	14.4%

13

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2015

VI. International

Lipstick Building, New York, United States

The Lipstick Building is a landmark building in the City of New York, located at Third Avenue and 53th Street in Midtown Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Building, among other renowned works) and it is named after its elliptical shape and red façade. Its gross leaseable area is approximately 57,500 sqm and consists of 34 floors.

As of December 31, 2015, the building reached an occupancy rate of 95.11%, thus generating an average rent of USD 65.26 per sqm.

Lipstick	Dec-15	Sept-15	YoY Var
Gross Leaseable Area (sqm)	58,094	58,092	-
Occupancy	95.11%	95.47%	-0.36pp
Rental price (USD/sqm)	65.26	65.14	0.18%

In August 2015, the entire Floor 17 and part of Floor 24 were effectively occupied, causing occupancy to rise to over 95%, the occupancy rate has remained stable since then.

Finally, since September 2014 there has been an exhibition of part of the work and life of the renowned Argentine architect Cesar Pelli, shown in the southern wing of the lobby. The exhibition was conceived, designed and staged with the close cooperation of this architectural firm.

Investment in Condor Hospitality Inc.

We maintain our investment in the Condor Hospitality Trust hotel REIT through our subsidiary Real Estate Strategies L.P. (“RES”), in which we hold a 66.8% interest. Condor is a REIT listed in Nasdaq focused on medium-class and long-stay hotels located in 21 states of the United States of America, operated by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn, and Super 8, among others. During the last months, the company’s results have shown an improvement in operating levels and it has continued with its strategy of selectively disposing of lower-class hotels at very attractive prices and replacing them with higher-class hotels.

VII. Financial Transactions and Other

Interest in Banco Hipotecario S.A. (“BHSA”) through IRSA

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.94% as of December 31, 2015 (excluding treasury shares). During the first quarter of 2016, the investment in Banco Hipotecario generated income of ARS 169.8 million, 141% higher than in the same period of 2015. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

14

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2015

Israeli Operating Center

VIII: Investment in IDB Development Corporation

a)      Acquisition of Control over IDBD

On May 7, 2014, a transaction was closed whereby the Group, acting indirectly through Dolphin, acquired, jointly with E.T.H.M.B.M Extra Holdings Ltd. (“ETH”, a non-related company incorporated under the laws of the State of Israel) controlled by Mordechay Ben Moshé, an aggregate of 106.6 million common shares in IDBD representing 53.30% of its stock capital, under the scope of the debt restructuring process of IDBD’s holding company, IDBH, with its creditors (the “Arrangement”).

Under the terms of the agreement entered into between Dolphin and ETH, to which Dolphin and Extra adhered (the “Shareholders' Agreement”), Dolphin acquired a 50% interest in this investment, while ETH acquired the remaining 50%. The total amount invested by both companies was NIS 950 million, equivalent to approximately USD 272 million at the exchange rate prevailing on that date.

During fiscal year 2015, Dolphin continued investing in IDBD and as of December 31, 2015, IRSA’s indirect interest in IDBD was approximately 49%.

On May 28, 2015, ETH launched the BMBY mechanism contemplated in the Shareholders’ Agreement (a clause which established that each party to the Shareholders’ Agreement may offer to the counterparty to acquire (or sell, as the case may be) the shares it holds in IDBD at a fixed price). Moreover, ETH stated that the purchaser thereunder would be required to assume all obligations of the seller under the Arrangement.

On June 10 and 11, 2015, Dolphin gave notice to ETH of its intention to buy all the shares in IDBD held by ETH.

After settling certain aspects of the offer in the framework of an arbitration proceeding filed by Dolphin and ETH pursuant to the dispute resolution mechanism contemplated in the Shareholders’ Agreement, on September 24, 2015, the arbiter resolved: (i) that Dolphin and IFISA (a related company of the Group) were entitled to be buyers under the BMBY process, and that ETH had to sell all its shares in IDBD (92,665,925 shares) for a price of NIS 1.64 per share; (ii) that the buyer was required to satisfy all the covenants undertaken by the seller under the Arrangement, including the commitment to conduct the tender offers (“Tender Offers”) with Dolphin being liable for them; (iii) that the buyer was required to pledge for the benefit of the Arrangement Trustees the shares that had been pledged by the seller for the latter’s benefit.

On October 11, 2015, the BMBY process was completed, and IFISA purchased all the shares held by ETH in IDBD. Therefore, the Shareholders’ Agreement became ineffective and the directors appointed by ETH in IDBD tendered their irrevocable resignation to their positions in the Board of Directors. In this way, Dolphin became entitled to appoint new board members. Moreover, on that same date, Dolphin pledged additional shares as security for conducting the Tender Offers, causing the number of pledged shares to increase to 64,067,710. As a result of the foregoing, the Group acquired control, and since that date it has started to consolidate IDBD.

As of December 31, 2015, Dolphin held an aggregate of 324,445,664 shares, 24,897,859 series 4 warrants, 109,342,966 series 5 warrants and 97,833,180 Series 6 warrants, representing an interest of 49.0% in IDBD. In addition, as of December 31, 2015 Dolphin held 498,140 shares of DIC and 83,023 Series 4, 5 and 6 warrants of DIC, representing a direct interest of 0.49% in DIC.

15

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2015

We are working on the allocation of the price paid among the various net assets acquired from IDBD; therefore, the following information is preliminary.

b)    Tender Offers

As described in Note 3.1 to the annual financial statements, Dolphin was required to launch the first tranche of the Tender Offers in December 2015. Before the expiration of the first tranche of the Tender Offer, Dolphin and the Arrangement Trustees reached a provisional agreement (the “Provisional Agreement”), which provides, inter alia, the following:

(i)                 To postpone the date on which Dolphin would propose the first tranche of the Tender Offers until March 15, 2016, so that the Tender Offer would be in effect until March 31, 2016, and to increase the amount of the first tranche of the Tender Offer by NIS 7 million, without changing the number of shares that are entitled to participate as offerors;

(ii)                If IDBD launches an issue of shares or convertible assets by March 15, 2016 (excluding any issues of shares resulting from the execution of existing warrants) addressed to any person other than Dolphin and/or other company not entitled to participate as offeror in the Tender Offers, to increase the first tranche of the Tender Offer by NIS 53 million (in addition to the NIS 7 million referred to in paragraph (i)), without changing the total number of shares to be purchased under Tender Offer;

(iii)              To increase the securities in favor of the Arrangement Trustees so as to secure fulfillment of the commitments under the Tender Offers;

(iv)               The Provisional Agreement should be approved by the Shareholders’ Meeting, after which the parties would motion that the appeal to the Supreme Court be dismissed, without cost to any of the parties;

(v)                The Provisional Agreement would be also contingent upon the execution of the Subordinated loan between Dolphin and IDBD (subordinated loan convertible to IDBD for NIS 210 million).

On December 6, 2015, the Provisional Agreement was approved and the appeal to the Supreme Court was dismissed without costs to any of the parties.

On December 1, 2015 Dolphin and IDBD executed the Subordinated Loan.

IDBD’s Balance Sheet as of September 30, 2015 (NIS million)

Non-current Assets: 27,366	Non-current Liabilities: 25,644

Current Assets: 12,503	Current Liabilities: 10,196

Total Assets: 39,869	Shareholders’ Equity: 4,029	Shareholders’ Equity Attributable to Controlling Shareholder: 315
Shareholders’ Equity Attributable to Non-Controlling Shareholder: 3,714

16

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2015

IX. EBITDA by segment

6M 16	Shopping Centers	Offices	Sales and Developments	Hotels	International	Financial Transactions and Other	Total
Operating income / (loss)	854	84	937	-5	87	2	1,959
Depreciation and Amortization	82	17	-	7	-	-	106
EBITDA	938	101	936	2	87	2	2,066
6M 15	Shopping Centers	Offices	Sales and Developments	Hotels	International	Financial Transactions and Other	Total
Operating income / (loss)	627	-1	774	9	179	8	1,595
Depreciation and Amortization	62	17	-	8	-	-	87
EBITDA	689	127	774	17	179	8	1,794

EBITDA Var	36.1%	(20.5)%	20.9%	(88.2)%	(51.4)%	(75.0)%	15.2%

X. Reconciliation with Consolidated Income Statement (ARS million)

Below is an explanation of the reconciliation of the company’s income by segment with its consolidated income statement. The difference lies in the presence of joint ventures included in the segment but not in the income statement.

	Total Segment	Joint Ventures *	Common Maintenance Expenses and Common Advertising Fund	Intersegment eliminations	Income Statement
Revenues from sales, leases and services	1,587	(15)	-	(2)	1,570
Revenues from common maintenance expenses and common advertising fund	-	-	594	-	594
Costs	(382)	9	(602)	3	(972)
Gross Profit /(Loss)	1,205	(6)	(8)	1	1,192
Income from sale of investment properties	1,029	-	-	-	1,029
General and administrative expenses	(277)	1	-	3	(273)
Selling expenses	(121)	1	-	-	(120)
Other operating income, net	123	1	-	(4)	120
Operating income	1,959	(3)	(8)	-	1,948
Income / (loss) from interests in associates and joint ventures	(404)	6	-	-	(398)
Income before financial income / (loss) and income tax	1,555	3	(8)	-	1,550

*Includes Puerto Retiro, Baicom, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín lot).

17

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2015

XI. Financial Debt and Other Indebtedness

Consolidated Financial Debt as of December 31, 2015:

Argentine Operating Center

Description	Currency	Amount (1)	Interest Rate	Maturity
Short term loans	ARS	48.2	Variable	< 365 días
IRSA 2017 Clase I	USD	150.0	8.50%	feb-17
IRSA 2020 Clase II (4)	USD	150.0	11.50%	jul-20
ON Clase VI	ARS	0.8	Badlar + 450 bps	feb-17
Loan agreements	USD	60.0	Variable	jun-16
Other loans		0.9
Deuda Total IRSA (6)		354.1
Bank overdrafts	ARS	4.0	Variable	< 30 días
Short term loans	ARS	8.3	23.00%	sep-16
APSA 2017 Clase I (2)	USD	120.0	7.88%	may-17
ON IRSA CP Clase I ARS	ARS	31.2	26.5% / Badlar + 400 bps	mar-17
Other loans		3.0
Debt for asset purchase (5)	USD	240.0	8.50%	jul-20
Deuda Total IRSA CP		406.5

Israeli Operating Center

Indebtness	Amount (1)
Total Debt IDBD	1,181.4
Total Debt DIC	2,030.8
Total Debt Shufersal	978.7
Total Debt Cellcom	1,967.3
Total Debt PBC	2,934.4
Total Debt Others(7)	120.5

(1) Principal amount in USD (million) at an exchange rate of 13.040 ARS/USD; 6.96 BOB/USD; 3.977 BRL/USD; 3.8911 ILS/USD, without considering accrued interest or elimination of balances with subsidiaries.

(2) As of December 31, 2015, the Company had repurchased a principal amount of USD 5.7 million.
(3) As of December 31, 2015, the Company had repurchased a principal amount of USD 10.1 million.
(4) As of December 31, 2015, the Company had repurchased a principal amount of USD 14.8 million.
(5) Corresponds to a loan with IRSA due to the transference of assets in December 2014.
(6) Not including a USD 55.8 millon loan agreement of IRSA with REIG V for being a related party.
(7) Includes IDB Tourism, Bartan, and IDBG

18

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2015

XII. Subsequent Events

Argentine Operating Center

January 2016: Dividend Payment

On January 6, 2016, the Company made available to the shareholders who were ADR holders as of July 14, 2014, the outstanding dividend balance approved at the General Ordinary Shareholders’ Meeting dated June 19, 2014 and the Board Meeting dated June 26, 2014 for an amount of ARS 8,434,256.69 before tax, equivalent to an amount of approximately USD 0.04131895 per ADR.

February 2016: Partial Sale of Intercontinental Plaza Building (through our subsidiary IRSA Propiedades Comerciales)

On February 4, 2016, our subsidiary IRSA Propiedades Comerciales S.A. sold to a non-related party 851 sqm, consisting of an office floor and 8 parking spaces, in the Intercontinental Plaza building located in the “Monserrat” neighborhood of the City of Buenos Aires. IRSA Propiedades Comerciales still owns 6,308 sqm in such building.

The transaction amount was ARS 41.5 million, which have been paid in full. Gross profit from this transaction was approximately ARS 19.8 million, which will be recognized in the financial statements for the third quarter of fiscal year 2016.

February 2016: Contract Option between Dolphin and IFISA.

            On February 5, 2016, Dolphin has subscribed with IFISA an option contract that gives Dolphin the right but not the obligation to acquire 92,665,925 shares of IDBD that IFISA purchased in the process of BMBY (as defined in note 4), at a price per share of NIS 1.64 plus an annual interest of 8.5%. The exercise date of the option will run for two years. In addition, Dolphin has the preferential right to purchase (first refusal) if IFISA agreed the sale of these shares to a third party.

Israeli Operating Center

•         In January 2016, a law was passed in Israel that reduced the corporate tax rate to 25% effective January 1, 2016.

  On January 24, 2016, IDBD’s Board of Directors approved a public offering of shares to be carried out in February 2016, including 700 million common shares for a price of over NIS 0.714 per share (equivalent to $ 2.3919 per share), representing a minimum offer of NIS 500 million $ 1,675 million). As of the date of these financial statements, the final terms of the offering have not been defined yet.

XIII. Comparative Summary Consolidated Balance Sheet Data

	12.31.15	12.31.14	12.31.13
Current assets	88,868	6,867	7,558
Non-current assets	45,052	2,438	1,182
Total Assets	133,920	9,305	8,740
Minority Interest	3,846	347	389
Shareholder’s Equity	1,903	1,881	2,501
Total Shareholder´s Equity	5,749	2,228	2,897
Non-current liabilities	90,702	4,491	4,171
Current Liabilities	37,469	2,586	1,672
Total Liabilites	128,171	7,077	5,843
Total Liabilities and Shareholder´s Equity	133,920	9,305	8,740

19

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2015

XIV. Comparative Summary Consolidated Income Statement Data

	12.31.15	12.31.14	12.31.13
Operating income	1,948	1,586	527
Income from interest in associates and joint ventures	(398)	(681)	51
Income before financial income / (loss) and income tax	1,550	905	578
Financial income	374	48	60
Financial expenses	(2,138)	(535)	(713)
Other financial income	(460)	8	42
Financial income / (loss), net	(2,224)	(479)	(611)
(Loss) / Income before income tax	(674)	426	(33)
Income tax	(236)	(379)	7
Net (loss) / income	(910)	47	(26)
Attributable to:
Controlling company’s shareholders	(487)	5	(22)
Non-controlling interest	(423)	42	(4)

XV. Comparative Summary Consolidated Cash Flow Data

	12.31.15	12.31.14	12.31.13
Net cash provided by operating activities	600	649	422
Net cash (used in) / provided by investment activities	(1,501)	876	(625)
Net cash provided by / (used in) financing activities	695	(967)	(394)
Net increase / (decrease) in cash and cash equivalents	(206)	(558)	(602)
Cash and cash equivalents at the beginning of the fiscal year	375	610	797
Gain from exchange rate differences of cash and cash equivalents	12,863	(350)	31
Cash and cash equivalents at the end of the period	13,032	817	226

XVI. Comparative Ratios

	12.31.2015		12.31.2014		12.31.2013
Liquidity
CURRENT ASSETS	45,052	1.20	2,438	0.94	1,182	0.71
CURRENT LIABILITIES	37,469		2,586		1,672
Indebtedness
TOTAL LIABILITIES	128,171	67.35	7,077	3.76	5,843	2.33
SHAREHOLDERS’ EQUITY	1,903		1,881		2,508
Solvency
SHAREHOLDERS’ EQUITY	1,903	0.01	1,881	0.27	2,508	0.43
TOTAL LIABILITIES	128,171		7,077		5,843
Restricted Assets
NON-CURRENT ASSETS	88,868	0.66	6,867	0.74	7,558	0.86
TOTAL ASSETS	133,920		9,305		8,740

20

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2015

XVII. Brief comment on prospects for the next period

Our real estate businesses in Argentina and abroad have posted very good results in the first semester of this new fiscal year. We believe that the diversification of our business, with real estate assets in Argentina and abroad, favorably positions us to face all the challenges and opportunities that may arise in 2016.

Our subsidiary IRSA Propiedades Comerciales S.A. keeps recording sound growth in both its shopping centers and premium offices segments. Shopping center sales maintained very good growth rates during the second quarter of the year, and occupancy reached 99%, higher than the market average. Customer flow keeps increasing and tenants continue to choose us to showcase their brands.

We will remain active during the year by promoting marketing actions, events, and promotions in our shopping centers, which have proved to be highly effective in terms of sales and have been eagerly endorsed by the public. Moreover, we plan to optimize even further the performance of our current shopping centers and offices through improvements that result in taking better advantage of the leaseable square meters and creating higher functionality and appeal for the benefit of consumers, retailers, and tenants alike.

Offices continue to exhibit sound rental prices in USD per sqm and almost full occupancy rates of 99%, 8 pp above the average in the Buenos Aires premium market. We expect to obtain better results from our office segment during the next quarter, given the variation in the exchange rate experienced after period-end.

We were able to consummate the sale of the office assets that had not been transferred to IRSA Propiedades Comerciales, as they were intended for sale. During the second quarter of fiscal year 2016 and subsequently, we sold most of such stock, including the building on Juana Manso 297, certain floors in Maipú 1300 building, and four floors in a building to be developed on the “Catalinas” site in the City of Buenos Aires.

We are optimistic regarding the opportunities that may arise in Argentina toward the second half of the year hand in hand with the new administration. We have a large reserve of lands intended for future shopping center and office developments in an industry scenario with high growth potential, as penetration levels in terms of sales and surface area per inhabitant are lower than in other countries of the region.

As concerns our investments outside Argentina, we will continue working in the improvement of the operating ratios of our only building in New York after the sale of Madison: the Lipstick Building. Our investment in “Condor Hospitality Trust” hotel REIT (NASDAQ: CDOR) has shown very good results in the last months derived from its sales of hotels, whilst it has managed to seize good opportunities for purchasing higher class hotels. We trust in the new senior management and hope to reap the benefits of this investment in the future. As concerns our investment in the Israeli company IDBD, we will continue working in 2016 with a view to optimizing returns from its various business lines and capital structure. We trust in the value of this investment, which we expect will deliver very good results in the medium term.

Taking into account the quality of the real estate assets in our portfolio, the Company’s financial position and low indebtedness level and its franchise for accessing the capital markets, we remain confident that we will continue consolidating the best real estate portfolio in Argentina and diversifying our operations by adding businesses abroad with attractive value-creation opportunities.

21

  SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Responsible for the Relationship with the Markets
Dated: February 24, 2016